As filed with the Securities and Exchange Commission on February 27, 2004

File Nos. 811-4138 and 2-94067

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 46 ☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 47 ☒

ALLMERICA INVESTMENT TRUST

(Name of Registrant)

440 Lincoln Street

WORCESTER, MASSACHUSETTS 01653

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:

(508) 855-1000

(Names and Addresses of Agents for Service:)

George M. Boyd, Esq. Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Gregory D. Sheehan, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110

Approximate Date of Proposed Public Offering: as soon after filing as practicable

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☒	on (May 1, 2004) pursuant to paragraph (a)(1)

☐	75 days after filing pursuant to paragraph (a)(2)

☐	on (date) pursuant to paragraph (a)(2) of rule 485.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Allmerica Investment Trust

This Prospectus describes the following nine investment Funds of the Trust which serve as the underlying investments for insurance related accounts.

Select Capital Appreciation Fund

Select Value Opportunity Fund

Select International Equity Fund

Select Growth Fund

Core Equity Fund

Equity Index Fund

Select Investment Grade Income Fund

Government Bond Fund

Money Market Fund

This Prospectus explains what you should know about each of the Funds. Please read it carefully before you invest.

A particular Fund may not be available under the variable annuity or variable life insurance policy which you have chosen. The Prospectus of the specific insurance product you have chosen will indicate which Funds are available and should be read in conjunction with this Prospectus. Inclusion in this Prospectus of a Fund which is not available under your policy is not to be considered a solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is adequate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS

May 1, 2004

ALLMERICA

INVESTMENT

TRUST

440 Lincoln Street

Worcester, Massachusetts 01653

1-800-533-7881

LEGEND

Performance

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Investment Objectives

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Financial Information

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Management of Fund

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Risk

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Investment Strategies

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Fund Summaries

Allmerica Investment Trust provides a broad range of investment options through nine separate investment portfolios, or Funds. Shares of the Funds are sold exclusively to variable annuity and variable life insurance Separate Accounts and qualified pension and retirement plans.

The investment manager of the Trust is Allmerica Financial Investment Management Services, Inc. The Manager is responsible for managing the Trust’s daily business and has general responsibility for the management of the investments of the Funds. The Manager, at its expense, has contracted with investment Sub-Advisers to manage the investments of the Funds. Each Sub-Adviser has been selected on the basis of various factors including management experience, investment techniques and staffing. See “Management of the Funds” for more information about the Manager and the Sub-Advisers.

The following summaries describe each Fund’s investment objective and principal investment strategies, identify the principal investment risks of investing in the Fund and provide performance charts for the Fund. Note that any percentage limitations listed under a Fund’s principal investment strategies apply at the time of investment. The principal risks are discussed in more detail under “Description of Principal Investment Risks”. The bar charts show how the investment returns of the shares of a Fund have varied in the past ten years (or for the life of the Fund if less than 10 years). The table following each bar chart shows how the Fund’s average annual return for the last one, five and ten years (or for the life of the Fund, if shorter) compares to those of a broad-based securities market index. Past performance does not necessarily indicate how the Fund will perform in the future. It is possible to lose money by investing in the Funds. The bar charts and tables give some indication of the risks of investing in each Fund by showing changes in the Fund’s performance. The bar charts and tables do not reflect expenses associated with the variable insurance product that you are purchasing. If those expenses had been reflected, the performance shown would have been lower.

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OBJECTIVES, STRATEGIES AND RISKS

Select Capital Appreciation Fund

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SUB-ADVISER: T. Rowe Price Associates, Inc.

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Investment Objective: The Fund seeks long-term growth of capital. Realization of income is not a significant investment consideration and any income realized on the Fund’s investments will be incidental to its primary objective.

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Principal Investment Strategies: The Fund’s Sub-Adviser looks for medium sized companies with proven business ideas and earnings growth rates it expects will grow at a faster rate than that of the average company. The Fund normally invests at least 50% of its equity assets in securities of companies with market capitalizations that fall within the range of companies either in the S&P MidCap 400 Index (as of December 31, 2003, $336.2 million to $11.8 billion in market capitalization) or the Russell Midcap Growth Index (as of December 31, 2003, $514.4 million to $17.0 billion in market capitalization). The Fund may also invest in larger firms and firms with a market capitalization below the ranges of those indices. However, the Fund will not automatically sell or cease to purchase stock of a company it owned beforehand, solely because the company’s market capitalization exceeds or falls outside of this range.

While the Fund invests primarily in common stocks, it also may invest in preferred stocks, warrants, futures, options, government securities, corporate bonds and other debt securities. Up to 5% of its assets may be invested in lower rated bonds commonly known as “junk bonds”. The Fund may invest without limitation in foreign securities.

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Principal Risks:

•	Company Risk

•	Currency Risk

•	Derivatives Risk

•	Foreign Investment Risk

•	Investment Management Risk

•	Market Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

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[CHART]

1996	1997	1998	1999	2000	2001	2002	2003
8.80%	14.28%	13.88%	25.36%	6.81%	-1.14%	-21.60%	39.71%

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During the period shown above the highest quarterly return was 27.90% for the quarter ended 12/31/98 and the lowest was (19.16)% for the quarter ended 9/30/02.

T. Rowe Price Associates, Inc. became Sub-Adviser of the Fund on April 1, 1998. Performance before that date is based on the performance of the Fund’s previous Sub-Adviser.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Since Inception (April 28, 1995)
Fund Shares	39.71%	7.72%	12.89%
Russell Midcap Index*	40.08%	7.23%	12.94%

*	The Russell Midcap Index measures the performance of the 800 smallest companies in the Russell 1000(R) Index. The Russell 1000(R) Index measures the performance of the 1,000 largest companies in the Russell 3000 Index which represents approximately 92% of the total market capitalization of the Russell 3000 Index. The Russell 3000 Index represents approximately 98% of the total U.S. investable equity market.

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OBJECTIVES, STRATEGIES AND RISKS

Select Value Opportunity Fund

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SUB-ADVISER: Cramer Rosenthal McGlynn, LLC

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Investment Objective: The Fund seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued.

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Principal Investment Strategies: The Fund’s Sub-Adviser attempts to find stocks that are attractively valued relative to their future prospects and the market as a whole. The most promising opportunities can be found in companies that are temporarily out of favor or when most analysts are confused about changes taking place at a company. In these situations, the company’s stock is often undervalued.

The Fund invests primarily in companies with market capitalizations between $200 million and $5 billion. The Fund normally invests at least 80% of the portfolio in common stocks and may invest in other equity securities and up to 25% of its assets in foreign securities (not including its investments in American Depositary Receipts or “ADRs”).

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Principal Risks:

•	Company Risk

•	Currency Risk

•	Derivatives Risk

•	Foreign Investment Risk

•	Investment Management Risk

•	Liquidity Risk

•	Market Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

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[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
-6.51%	17.60%	28.53%	24.85%	4.87%	-4.70%	30.40%	12.70%	-16.32%	38.43%

During the period shown above the highest quarterly return was 20.50% for the quarter ended 12/31/01 and the lowest was (16.86)% for the quarter ended 9/30/99.

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Cramer Rosenthal McGlynn, LLC became Sub-Adviser of the Fund on January 1, 1997. Performance before that date is based on the performance of the Fund’s previous Sub-Adviser.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Year	Past Ten Years
Fund Shares	38.43%	10.16%	11.62%
Russell 2500 Value Index*	44.91%	11.92%	13.63%

*	The Russell 2500 Value Index is a capitalization weighted index, measuring the performance of companies in the Russell 2500 Index (an unmanaged composite of 2,500 small-to-mid capitalization stocks) with both lower price-to-book ratios and forecasted growth values.

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OBJECTIVES, STRATEGIES AND RISKS

Select International Equity Fund

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SUB-ADVISER: Bank of Ireland Asset Management (U.S.) Limited

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Investment Objective: The Fund seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies.

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Principal Investment Strategies: Under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in the equity securities of medium and large-size companies located in at least five foreign countries (which may vary from time to time), not including the United States. To achieve its objective, the Fund focuses on equity securities that the Sub-Adviser believes are undervalued in relation to the company’s prospects for future earnings growth. The Fund may also buy fixed-income debt securities, primarily for defensive purposes, representing up to 20% of its net assets.

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Principal Risks:

•	Company Risk

•	Currency Risk

•	Derivatives Risk

•	Foreign Investment Risk

•	Investment Management Risk

•	Market Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

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[CHART]

1995	1996	1997	1998	1999	2000	2001	2002	2003
19.63%	21.94%	4.65%	16.48%	31.71%	-9.03%	-21.43%	-19.37%	27.77%

During the period shown above the highest quarterly return was 20.89% for the quarter ended 12/31/99 and the lowest was (21.48)% for the quarter ended 09/30/02.

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Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Since Inception (May 2, 1994)
Fund Shares	27.77%	(0.62)%	5.40%
Morgan Stanley Capital Intl. EAFE Index*	39.17%	0.26%	4.09%

*	The Morgan Stanley Capital International EAFE (Europe, Australia, Far East) Index is an unmanaged capitalization weighted index of foreign developed country common stocks.

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OBJECTIVES, STRATEGIES AND RISKS

Select Growth Fund

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SUB-ADVISERS: GE Asset Management Incorporated and Jennison Associates LLC

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Investment Objective: The Fund seeks to achieve long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected on the basis of their long-term growth potential.

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Principal Investment Strategies: To attain its objective, the Fund takes a multi-manager approach whereby two Sub-Advisers independently manage their own portions of the Fund’s assets. The portion of the Fund managed by GE Asset Management Incorporated (“GEAM”) invests primarily in 30 to 40 large- and medium-sized companies that GEAM believes have above-average growth histories and/or growth potential. GEAM selects common stocks from a number of industries based on its views of the merits of individual companies. GEAM seeks to identify stocks of companies with characteristics such as above-average annual growth rates, financial strength and leadership in their respective industries. Jennison Associates LLC looks for common stocks of predominantly mid - to large-sized companies that it believes are poised to achieve and maintain superior earnings growth. Both Sub-Advisers will use a fundamental bottom-up approach to selecting stocks for the Fund. The Sub-Advisers each manage approximately one-half of the Fund’s assets. At any point, however, the Manager may change the allocation of the Fund’s assets between the two Sub-Advisers on a basis determined by the Manager to be in the best interest of shareholders. This means that the portion of assets managed by one Sub-Adviser could be significantly larger than that managed by the other and that the difference between such proportions could change from time to time.

At least 80% of the Fund’s net assets normally will consist of common stocks. The Fund also may purchase convertible bonds and preferred stocks and warrants. The Fund normally invests substantially all of its investments in equity securities, although it may invest up to 20% in debt securities including up to 15% in “junk bonds”. The Fund may invest up to 25% of its assets in foreign securities (not including its investments in ADRs).

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Principal Risks:

•	Company Risk

•	Credit Risk

•	Derivatives Risk

•	Risk of Investing in a Limited Number of Issuers

•	Investment Management Risk

•	Market Risk

See “Description of Principal Investment Risks.” The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

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[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
-1.49%	24.59%	22.02%	34.06%	35.44%	29.80%	-17.79%	-24.71%	-27.60%	26.30%

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During the period shown above the highest quarterly return was 25.02% for the quarter ended 12/31/98 and the lowest was (20.19)% for the quarter ended 03/31/01.

GE Asset Management Incorporated became Sub-Adviser of the Fund on April 30, 2004. Jennison Associates LLC became a Sub-Adviser of the Fund effective April 18, 2003. Performance before that date is based on the Fund’s previous Sub-Advisers.

Performance Table

Annual Total Returns Average (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares	26.30%	(5.98)%	7.17%
Russell 1000 Growth Index *	29.76%	(5.12)%	9.21%

*	The Russell 1000 Growth Index measures the performance of those Russell 1000 companies with higher forecasted growth values. The Russell 1000(R) Index measures the performance of the 1,000 largest companies in the Russell 3000(R) Index.

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OBJECTIVES, STRATEGIES AND RISKS

Core Equity Fund

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SUB-ADVISERS: UBS Global Asset Management (Americas) Inc. and Goldman Sachs Asset Management, L.P.

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Investment Objective: The Fund seeks to achieve long-term growth of capital through investments primarily in common stocks and securities convertible into common stocks that are believed to represent significant underlying value in relation to current market prices. Realization of current income, if any, is incidental to this objective.

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Principal Investment Strategies: To pursue this goal, the Fund takes a multi-manager approach whereby two Sub-Advisers independently manage their own portion of the Fund’s assets. UBS Global Asset Management (Americas) Inc. (“UBS Global AM”) takes a more value-oriented approach to investing whereby it looks for common stocks of large companies that it believes are selling at prices that UBS Global AM believes to be lower than their intrinsic values. Goldman Sachs Asset Management, L.P. takes a more growth-oriented approach to investing whereby it generally will target well-established large companies strategically positioned for consistent long-term growth. Both Sub-Advisers will use a fundamental bottom-up approach to selecting stocks for the Fund.

Each Sub-Adviser will initially manage approximately one-half of the Fund assets. At any point, however, the Manager may change the allocation of the Fund’s assets between the two Sub-Advisers on a basis determined by the Manager to be in the best interest of shareholders. This means that the portion of assets managed by one Sub-Adviser could be significantly larger than that managed by the other and that the difference between such proportions could change from time to time.

The Fund normally will invest substantially all of its assets in equity-type securities, including common stocks, warrants, preferred stocks and debt securities convertible into common stock and eligible real estate securities including real estate investment trusts (“REIT’s”). Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in these securities. The Fund may invest up to 25% of its assets in foreign securities (not including its investments in ADRs). In addition, the Fund may invest up to 10% of its total assets (excluding securities lending collateral) in lower rated bonds, commonly known as “junk bonds”, as further discussed in “Description of Principal Investment Risks.”

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Principal Risks:

•	Company Risk

•	Credit Risk

•	Currency Risk

•	Derivatives Risk

•	Foreign Investment Risk

•	Investment Management Risk

•	Liquidity Risk

•	Market Risk

See “Description of Principal Investment Risks.”

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The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

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[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
0.16%	32.80%	20.19%	25.14%	19.32%	29.33%	-9.51%	-16.90%	-23.45%	27.67%

During the period shown above the highest quarterly return was 21.48% for the quarter ended 12/31/98 and the lowest was (17.19)% for the quarter ended 9/30/02.

UBS Global AM and Goldman Sachs Asset Management, L.P. became Sub-Advisers of the Fund effective May 1, 2002. Performance before that date is based on the performance of the Fund’s previous Sub-Adviser.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares	27.67%	(1.00)%	8.54%
Russell 1000 Index*	29.90%	(0.14)%	11.00%

*	The Russell 1000(R) Index measures performance of the 1,000 largest companies in the Russell 3000(R) Index, which represents approximately 92% of the total market capitalization of the Russell 3000(R) Index. The Russell 3000(R) Index represents the largest U.S. companies based on total market capitalization, which represents approximately 98% of the investable U.S. equity market.

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OBJECTIVES, STRATEGIES AND RISKS

Equity Index Fund

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SUB-ADVISER: Opus Investment Management, Inc.

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Investment Objective: The Fund seeks to achieve investment results that correspond to the aggregate price and yield performance of a representative selection of common stocks that are publicly traded in the United States.

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Principal Investment Strategies: The Fund tries to achieve its objective by attempting to replicate the aggregate price and yield performance of the S&P 500 Index. Because of its policy of tracking the S&P 500 Index, the Fund does not follow traditional methods of active investment management, which involve buying and selling securities based upon analysis of economic and market factors. The method used to select investments for the Fund involves investing in common stocks in approximately the order of their weightings in the S&P 500 Index. Under normal circumstances, the Fund will hold equity securities of approximately 500 different companies included in the S&P 500 Index and will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity type securities. The Fund will incur expenses that are not reflected in the performance results of the S&P 500 Index. Therefore, the return of the Fund may be lower than the return of the S&P 500 Index. These factors, among others, may result in “tracking error”, which is a measure of the degree to which the Fund’s results differ from the results of the S&P 500 Index.

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Principal Risks:

•	Company Risk

•	Derivatives Risk

•	Market Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

[GRAPHIC]

[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
1.06%	36.18%	22.30%	32.41%	28.33%	20.41%	-9.03%	-12.02%	-22.22%	27.83%

During the period shown above the highest quarterly return was 21.41% for the quarter ended 12/31/98 and the lowest was (17.18)% for the quarter ended 9/30/02.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares	27.83%	(0.85)%	10.61%
S&P 500 Index*	28.69%	(0.57)%	11.06%

*	The S&P 500 Index(R) is an unmanaged index of 500 leading stocks. S&P 500(R) Index is a registered trademark of McGraw-Hill Companies, Inc.

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OBJECTIVES, STRATEGIES AND RISKS

Select Investment Grade Income Fund

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SUB-ADVISER: Opus Investment Management, Inc.

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Investment Objective: The Fund seeks as high a level of total return, which includes capital appreciation as well as income, as is consistent with prudent investment management.

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Principal Investment Strategies: To achieve its goal, the Fund invests in investment grade debt securities and money market instruments such as bonds and other corporate debt obligations; obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or money market instruments, including commercial paper, bankers acceptances and negotiable certificates of deposit. Under normal circumstances, it is anticipated that the Fund will invest 100% of its net assets (plus any borrowings for investment purposes) in investment grade securities. The Fund also may invest in mortgage-backed and asset-backed securities. The Fund may invest up to 20% of its assets in foreign securities (not including its investments in ADRs) and up to 25% of its assets in debt obligations of supranational entities.

Investment grade securities are rated in the four highest grades by Moody’s Investors Service, Inc. or Standard & Poor’s or unrated but determined by the Sub-Adviser to be of comparable quality. For more information about rating categories, see the Appendix to the Statement of Additional Information (“SAI”). The Fund may invest in securities with relatively long maturities as well as securities with shorter maturities.

The Sub-Adviser actively manages the portfolio with a view to producing a high level of total return for the Fund while avoiding undue risks to capital. The Sub-Adviser attempts to anticipate events leading to price or ratings changes through using in-depth fundamental credit research.

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Principal Risks:

•	Company Risk

•	Credit Risk

•	Interest Rate Risk

•	Investment Management Risk

•	Liquidity Risk

•	Government Support Risk

•	Market Risk

•	Prepayment Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

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CALENDAR YEAR ANNUAL TOTAL RETURNS

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[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
-2.96%	17.84%	3.56%	9.45%	7.97%	-0.97%	10.31%	7.94%	8.14%	3.31%

During the period shown above the highest quarterly return was 6.02% for the quarter ended 6/30/95 and the lowest was (2.61)% for the quarter ended 03/31/94.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares	3.31%	5.67%	6.31%
Lehman Brothers Aggregate Bond Index*	4.11%	6.62%	6.95%

*	The Lehman Brothers Aggregate Bond Index(R) is an unmanaged index of all fixed rate debt issues with an investment grade or higher rating, at least one year to maturity and an outstanding par value of at least $25 million.

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OBJECTIVES, STRATEGIES AND RISKS

Government Bond Fund

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SUB-ADVISER: Opus Investment Management, Inc.

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Investment Objective: The Fund seeks high income, preservation of capital, and maintenance of liquidity primarily through investments in debt instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities (“U.S. Government securities”) and in related options, futures, and repurchase agreements.

Under normal conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in U.S. Government securities.

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Principal Investment Strategies: To pursue its objective, the Fund invests in U.S. Government securities that are backed by the full faith and credit of the U.S. government, such as Treasury securities and Government National Mortgage Association (“Ginnie Mae”) mortgage-backed securities, as well as U.S. Government securities that are backed by only the credit of a federal agency or government-sponsored entity, such as Federal National Mortgage Association (“Fannie Mae”) and Federal Home Loan Mortgage Corporation (“Freddie Mac”) mortgage-backed securities. The Fund also may invest in other mortgage-backed government securities, other instruments secured by U.S. Government securities, asset-backed securities and separately-traded principal and interest components of U.S. Treasury securities. The Fund may invest up to 20% of its assets in debt obligations of supranational entities.

The Sub-Adviser selects securities for the portfolio with a view to producing a high level of current income while avoiding undue risks to capital. The Fund may invest in securities with relatively long maturities as well as securities with shorter maturities.

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Principal Risks:

•	Credit Risk

•	Interest Rate Risk

•	Investment Management Risk

•	Government Support Risk

•	Market Risk

•	Prepayment Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

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CALENDAR YEAR ANNUAL TOTAL RETURNS

[GRAPHIC]

[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
-0.88%	13.06%	3.51%	7.08%	7.67%	0.23%	10.00%	7.63%	9.28%	1.67%

During the period shown above the highest quarterly return was 4.87% for the quarter ended 9/30/01 and the lowest was (1.08)% for the quarter ended 3/31/94.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares	1.67%	5.68%	5.84%
Lehman Brothers Intermediate Government Bond Index*	2.30%	6.18%	6.32%

*	The Lehman Brothers Intermediate Government Bond Index(R) is an unmanaged index of U.S. Government and Agency bonds with remaining maturities of one to ten years.

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OBJECTIVES, STRATEGIES AND RISKS

Money Market Fund

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SUB-ADVISER: Opus Investment Management, Inc.

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Investment Objective: The Fund seeks to obtain maximum current income consistent with preservation of capital and liquidity.

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Principal Investment Strategies: The Fund seeks to achieve its objective by investing in high quality money market instruments such as obligations issued or guaranteed by the United States Government, its agencies, or instrumentalities; commercial paper; obligations of banks or savings and loan associations including bankers acceptances and certificates of deposit; repurchase agreements and cash and cash equivalents. The Fund may invest up to 25% of its assets in U.S. dollar denominated foreign debt securities and short-term instruments (not including investments in ADRs).

Any security purchased for the Fund must receive the highest or second highest quality rating by at least two recognized rating agencies or by one if only one has rated the security. If the security is unrated, the security must be viewed by the Sub-Adviser as having comparable quality. Portfolio securities will have a remaining maturity of 397 days or less and the portfolio is managed to maintain a dollar-weighted maturity of 90 days or less.

The Fund attempts to maintain a constant net asset value of $1.00 per share but it may not be able to do so due to adverse market conditions or other factors and it is possible for investors to lose money by investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

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PRINCIPAL RISKS:

•	Credit Risk

•	Interest Rate Risk

•	Investment Management Risk

•	Market Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

[GRAPHIC]

[CHART]

1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
3.93%	5.84%	5.36%	5.47%	5.51%	5.19%	6.40%	4.28%	1.66%	0.80%

During the period shown above the highest quarterly return was 1.63% for the quarter ended 12/31/00 and the lowest was 0.16% for the quarter ended 12/31/03.

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Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares	0.80%	3.64%	4.43%
iMoneyNet, Inc.’s Money Funds Report Averages: 1st Tier Taxable*	0.49%	3.08%	3.94%

*	iMoneyNet, Inc. is an independent firm that tracks regulated money market funds on a yield, shareholder, assets size and portfolio allocation basis.

The Fund’s 7-day yield ending December 31, 2003 was 0.65%.

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Expense Summary

Expenses are one of several factors to consider when investing in a Fund. Expenses shown are based on expenses incurred in respect of shares of the Funds for the 2003 fiscal year. The Example shows the cumulative expenses attributable to a hypothetical $10,000 investment in each Fund over specified periods.

Fees and Expenses of the Funds

This table describes the fees and expenses that you may pay if you invest in the Funds. Please note that the expenses listed below do not include the expenses of the applicable variable insurance product that you are purchasing. You should refer to the variable insurance product prospectus for more information relating to the fees and expenses of that product, which are in addition to the expenses of the Funds.

Total Annual Fund Operating Expenses (expenses deducted from Fund assets)

	Shareholder Fees (fees paid directly from your investment)	Management Fees		Distribution (12b-1) Fees*	Other Expenses	Fund Operating Expenses
Select Capital Appreciation Fund	N/A	0.92%		0.15%	0.06%	1.13	%(1),(2)
Select Value Opportunity Fund	N/A	0.88	%(1)	0.15%	0.06%	1.09	%(1),(2)
Select International Equity Fund	N/A	0.92%		0.15%	0.12%	1.19	%(1),(2)
Select Growth Fund	N/A	0.81%		0.15%	0.11%	1.07	%(1),(2)
Core Equity Fund	N/A	0.58%		0.15%	0.07%	0.80	%(1),(2)
Equity Index Fund	N/A	0.28%		0.15%	0.07%	0.50	%(1),(2)
Select Investment Grade Income Fund	N/A	0.41%		0.15%	0.07%	0.63	%(1)
Government Bond Fund	N/A	0.50%		0.15%	0.06%	0.71	%(1)
Money Market Fund	N/A	0.30%		0.15%	0.08%	0.53	%(1)

*	Each Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the Investment Company Act of 1940 (“12b-1 Plan”) that permits the Funds to pay fees to support the distribution of the Fund’s shares and certain maintenance services and other services for investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25 percent of a Fund’s average daily net assets. The 12b-1 Plan has been implemented for each Fund at an initial annual rate of 0.15 percent of average daily net assets.

(1)	Through December 31, 2004, Allmerica Financial Investment Management Services, Inc. (the “Manager”) has agreed to a voluntary expense limitation of 1.35% of average net assets for the Select Capital Appreciation Fund, 1.25% for the Select Value Opportunity Fund, 1.50% for the Select International Equity Fund, 1.20%, each, for the Select Growth Fund and the Core Equity Fund, 1.00%, each, for the Select Investment Grade Income Fund and the Government Bond Fund, and 0.60%, each, for the Equity Index Fund and the Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout fiscal year 2003.

Through December 31, 2004, the Select Value Opportunity Fund’s management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets. The management fee rate for this Fund was less than its respective management fee limitation throughout fiscal year 2003.

The declaration of a voluntary management fee or expense limitation in any year does not bind the Manager to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2)	These Funds have entered into agreements with brokers whereby brokers rebate a portion of commissions. Had these amounts been treated as reductions of expenses, the total annual fund operating expense ratios would have been 1.11% for the Select Capital Appreciation Fund, 1.03% for the Select Value Opportunity Fund, 1.18% for the Select International Equity Fund, 1.03% for the Select Growth Fund, 0.78% for the Core Equity Fund and 0.45% for the Equity Index Fund.

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Example

This Example is intended to help you compare the cost of investing in a Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. Please note that the Example does not reflect the expenses of the applicable variable insurance product that you are purchasing. You should refer to the applicable variable insurance product prospectus for more information on these expenses, which are in addition to the expenses of the Funds. The Example also assumes that your investment earns a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Select Capital Appreciation Fund	$116	$361	$625	$1,380
Select Value Opportunity Fund	$112	$348	$604	$1,334
Select International Equity Fund	$122	$380	$658	$1,450
Select Growth Fund	$110	$342	$593	$1,311
Core Equity Fund	$82	$256	$446	$993
Equity Index Fund	$51	$161	$280	$629
Select Investment Grade Income Fund	$65	$202	$352	$788
Government Bond Fund	$73	$228	$396	$885
Money Market Fund	$54	$170	$297	$666

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[GRAPHIC]

Description of Principal Investment Risks

The following is a summary of the principal risks of investing in a Fund and the factors likely to cause the value of your investment in the Fund to decline. The principal risks applicable to each Fund are identified under “Fund Summaries”. There are also many factors that could cause the value of your investment in a Fund to decline which are not described here. It is important to remember that there is no guarantee that the Funds will achieve their investment objectives, and an investor in any of the Funds could lose money.

Company Risk

A Fund’s equity and fixed income investments in a company often fluctuate based on:

•	the firm’s actual and anticipated earnings,

•	changes in management, product offerings and overall financial strength and

•	the potential for takeovers and acquisitions.

This is due to the fact that prices of securities react to the fiscal and business conditions of the company that issued the securities. Factors affecting a company’s particular industry, such as increased production costs, also may affect the value of its securities.

Smaller companies with market capitalizations of less than $1 billion or so are more likely than larger companies to have limited products lines or smaller markets for their goods and services. Small company stocks may not trade very actively, and their prices may fluctuate more than stocks of other companies as a result of lower liquidity. They may depend on a small or inexperienced management group. Stocks of smaller companies also may be more vulnerable to negative changes than stocks of larger companies.

Credit Risk

Credit risk is the risk that the issuer of a fixed income security will not be able to pay principal and interest when due. There are different levels of credit risk. Funds that invest in lower-rated securities have higher levels of credit risk. Lower-rated or unrated securities of equivalent quality, generally known as “junk bonds”, have very high levels of credit risk. “Junk bonds” are considered to be speculative in their capacity to pay interest and repay principal. The price of a fixed income security can be expected to fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer’s credit rating or there is negative news that affects the market’s perception of the issuer’s credit risk.

Currency Risk

This is the risk that the value of a Fund’s investments may decline due to fluctuations in exchange rates between the U.S. dollar and foreign currencies. Funds that invest in securities denominated in or are receiving revenues in foreign currencies are subject to currency risk. There is often a greater risk of currency fluctuations and devaluations in emerging markets countries.

Derivatives Risk

A Fund may use derivatives to hedge against an opposite position that the Fund also holds. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. When a Fund uses derivatives to hedge, it takes the risk that changes in the value of the derivative will not match those of the asset being hedged. Incomplete correlation can result in unanticipated losses. A Fund may also use derivatives as an investment vehicle to gain market exposure. Gains or losses from derivative investments may be substantially greater than the derivative’s original cost. When a Fund uses derivatives, it is also subject to the risk that the other party to the agreement will not be able to perform. Additional risks associated with derivatives include mispricing and improper valuation.

Risk of Investing in a Limited Number of Issuers

A Fund may invest in securities of a limited number of issuers to achieve a potentially greater investment return than a fund that invests in a larger number of issuers. As a result, price movements of a single issuer’s securities will have a greater impact on such Fund’s net asset value causing it to fluctuate more than that of a more widely diversified fund.

Foreign Investment Risk

Investing in foreign securities involves risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject. These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. In the event of nationalization, expropriation or other

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confiscation, a Fund could lose its entire investment. Funds investing in foreign securities may experience rapid changes in value. One reason for this volatility is that the securities markets of many foreign countries are relatively small, with a limited number of companies representing a small number of industries. Enforcing legal rights may be difficult, costly and slow in foreign countries. Also, foreign companies may not be subject to governmental supervision or accounting standards comparable to those applicable to U.S. companies, and there may be less public information about their operations. Investments in emerging markets securities involve all of the risks of investments in foreign securities, and also involve additional risks, such as higher levels of volatility than are present in the markets of developed countries.

Interest Rate Risk

When interest rates rise, the prices of fixed income securities in a Fund’s portfolio will generally fall. Conversely, when interest rates fall, the prices of fixed income securities in the Fund’s portfolio will generally rise. Even Funds that invest in the highest quality debt securities are subject to interest rate risk. Interest rate risk usually will affect the price of a fixed income security more if the security has a longer maturity because changes in interest rates are increasingly difficult to predict over longer periods of time. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities.

Investment Management Risk

Investment management risk is the risk that a Fund does not achieve its investment objective, even though the Sub-Adviser uses various investment strategies and techniques.

Government Support Risk

Some securities issued by U.S. Government-sponsored agencies may not be supported by the full faith and credit of the U.S. Treasury. Examples of such securities are those issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Home Loan Mortgage Corporation (“Fannie Mae”) and the Federal Home Loan Banks (“FHLBS”). No assurances can be given that the U.S. Treasury would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so. Some U.S. Government securities such as Treasury bills, notes and bonds and Government National Mortgage Association (“Ginnie Mac”) mortgage backed securities are backed by the full faith and credit of the United States. Other U.S. Government securities are supported by (i) the right of the issuer to borrow from the U.S. Treasury, (ii) discretionary authority of the U.S. Government to purchase the obligations of the agency or instrumentality, or (iii) only the credit of the instrumentality itself.

Liquidity Risk

This is the risk that a Fund will not be able to sell a security at a reasonable price because there are too few people who actively buy and sell, or trade, that security on a regular basis. Liquidity risk increases for Funds investing in foreign investments (especially emerging markets securities), smaller companies, lower credit quality bonds (also called “junk bonds”), restricted securities, over-the-counter securities and derivatives.

Market Risk

This is the risk that the price of a security held by a Fund will fall due to changing economic, political or market conditions or to factors affecting investor psychology.

Prepayment Risk

While mortgage-backed securities may have a stated maturity, their expected maturities may vary when interest rates rise or fall. When interest rates fall, homeowners are more likely to prepay their mortgage loans which may result in an unforeseen loss of future interest income to a Fund. Also, because prepayments increase when interest rates fall, the prices of mortgage-backed securities do not increase as much as other fixed income securities when interest rates fall.

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[GRAPHIC]

Other Investment Strategies

The Fund Summaries starting on page 3 describe the investment objective and the principal investment strategies and risks of each Fund. The Funds may at times use the following investment strategies, some of which are principal investment strategies, as noted under the principal investment strategy section for each Fund under the section entitled, “Objectives, Strategies and Risks”. Attached as an Appendix is a chart with a listing of various investment techniques and strategies that the Sub-Advisers of the Funds may utilize. In addition, the Statement of Additional Information contains more detailed descriptions of these and other available strategies. A Fund may decide that it is in the best interests of shareholders to make changes to its investment objective and strategies described in this Prospectus. These investment objectives and strategies may be changed with the approval of the Board of Trustees, but without shareholder approval.

Derivative Investments (Applicable to Each Fund Except the Money Market Fund). Instead of investing directly in the types of portfolio securities described in the Summary, each Fund, except the Money Market Fund, may buy or sell a variety of “derivative” investments to gain exposure to particular securities or markets. Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. A Fund’s Sub-Adviser will sometimes use derivatives as part of a strategy designed to reduce other risks and sometimes will use derivatives to enhance returns, which increases opportunities for gain but also involves greater risk.

Foreign Investments (Applicable to Each Fund Except the Government Bond Fund). Each Fund, except the Government Bond Fund, may invest all or a substantial part of its portfolio in securities of companies that are located or primarily doing business in a foreign country. A company is considered to be located in a foreign country if it is organized under the laws of, or has a principal office in, that country. A company is considered as primarily doing business in a country if (i) the company derives at least 50% of its gross revenues or profits from either goods or services produced or sold in the country or (ii) at least 50% of the company’s assets are situated in the country. A Fund may invest in foreign securities either directly or indirectly through the use of depositary receipts, such as ADRs. Depositary receipts are generally issued by banks or trust companies and evidence ownership of underlying foreign securities. An ADR may be sponsored by the issuer of the underlying foreign security or it may be issued in unsponsored form. The holder of a sponsored ADR is likely to receive more frequent and extensive financial disclosure concerning the foreign issuer than the holder of an unsponsored ADR and generally will bear lower transaction charges. The Select Capital Appreciation Fund and Select International Equity Fund may also purchase foreign securities through European Depositary Receipts and Global Depositary Receipts.

High Yield Securities (Applicable to the Select Capital Appreciation Fund, Select Growth Fund and Core Equity Fund). The Select Capital Appreciation Fund, Select Growth Fund and Core Equity Fund may purchase corporate debt securities which are high yield securities, or “junk bonds” (rated at the time of purchase BB or lower by Moody’s Investors Service, Inc. or Standard & Poor’s, or equivalently rated by another rating agency, or unrated but believed by the Sub-Adviser to have similar quality.) These securities are considered to be speculative in their capacity to pay interest and repay principal.

Lending Of Securities (Applicable to All Funds). To realize additional income, the Funds may lend portfolio securities to broker-dealers or financial institutions in an amount up to 33 1/3% of a Fund’s total assets. While any such loan is outstanding, a Fund will continue to receive amounts equal to the interest or dividends paid by the issuer on the securities, as well as interest (less any rebates to be paid to the borrower) on the investment of the collateral or a fee from the borrower. Each Fund will have the right to call each loan and obtain the securities. Lending portfolio securities involves possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral.

Restricted Securities (Applicable to All Funds). The Funds may purchase securities that are not registered under Federal securities law (“restricted securities”), but can be offered and sold to certain “qualified institutional buyers.” None of the Funds will invest more than 15% (10% for the Money Market Fund) of its net assets in restricted securities (and securities deemed to be illiquid). These limits do not apply if the Board of Trustees determines that the restricted securities are liquid. The Board of Trustees has adopted guidelines and delegated to the Manager the daily function of determining and monitoring the liquidity of restricted securities. The Board, however, retains sufficient oversight of the Manager and is ultimately responsible for its determinations. This investment practice could increase the level of illiquidity in a Fund if buyers lose interest in restricted securities. As a result, a Fund might not be able to sell these securities when its Sub-Adviser wants to sell, or might have to sell them at less than fair value. In addition, market quotations for these securities are less readily available.

Temporary Defensive Strategies. At times, a Sub-Adviser may determine that market conditions make it desirable temporarily to suspend a Fund’s normal investment activities. At such times, the Fund may temporarily invest in a variety of lower-risk securities, such as U.S. Government and other high quality bonds and short-term debt obligations. Such strategies attempt to reduce changes in the value of the Fund’s shares. The Fund may not achieve its investment objective while these strategies are in effect.

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Frequent Trading. Certain Funds from time to time may engage in active and frequent trading to achieve their investment objective. Frequent trading increases transaction costs, which could detract from the Fund’s performance.

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[GRAPHIC]

Management of the Funds

The Trust is governed by a Board of Trustees. Allmerica Financial Investment Management Services, Inc. is the investment Manager of the Trust responsible for managing the Trust’s day-to-day business affairs. The Manager is located at 440 Lincoln Street, Worcester, MA 01653. The Manager has been managing mutual funds since 1985. Sub-Advisers have been hired to manage the investments of the Funds. The Trust and Manager have obtained an order of exemption from the Securities and Exchange Commission that permits the Manager to enter into and materially amend sub-advisory agreements with non-affiliated Sub-Advisers without obtaining shareholder approval. The Manager has ultimate responsibility to oversee Sub-Advisers. The Manager has the ability, subject to approval by the Trustees, to hire and terminate Sub-Advisers and to change materially the terms of the Sub-Adviser Agreements, including the compensation paid to the Sub-Advisers. The Sub-Advisers have been selected by the Manager and Trustees with the help of CRA RogersCasey, Inc., a pension consulting firm. The fees earned by each Sub-Adviser and CRA RogersCasey are paid by the Manager. The performance by the Sub-Advisers is reviewed quarterly by a committee of the Board of Trustees, with assistance from CRA RogersCasey.

The following table provides information about each Fund’s Sub-Adviser(s):

Fund Name, Sub-Adviser Name and Address	Experience

Select Capital Appreciation Fund T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	Manages with its affiliates assets totaling $ billion as of December 31, 2003 for over eight million individual and institutional investor accounts. Founded in 1937.

Select Value Opportunity Fund Cramer Rosenthal McGlynn, LLC 520 Madison Avenue, 32nd Floor New York, NY 10022	Established in 1973. Over $4.8 billion in assets under management as of December 31, 2003. Provides investment advice to mutual funds, individuals, government agencies, pension plans and trusts.

Select International Equity Fund Bank of Ireland Asset Management (U.S.) Ltd. 26 Fitzwilliam Place, Dublin 2, Ireland and 75 Holly Hill Lane, Greenwich, CT 06830	Managed over $27 billion in global securities as of December 31, 2003. Founded in 1987. Provides international investment management services.

Select Growth Fund GE Asset Management Incorporated 3003 Summer Street P.O. Box 7900 Stamford, CT 06904	As of December 31, 2003, approximately $179 billion in assets under management. Investment manager of employee pension plan and mutual funds since 1920’s.

Jennison Associates LLC 466 Lexington Avenue New York, NY 10017	As of December 31, 2003, managed approximately $59 billion in assets for mutual funds, qualified and non-qualified plans, foundations, endowments and other entities. Founded in 1969 and has been a Prudential company since 1985.

Core Equity Fund UBS Global Asset Management (Americas) Inc. One North Wacker Drive Chicago, IL 60606	Provides investment advisory services to institutional investors, including corporate and public plan sponsors, foundations and endowments, unions, insurance companies, mutual funds and central banks. As of September 30, 2003, had approximately $37 billion in assets under management, and is a member of UBS Asset Management, which had approximately $434 billion in assets under management as of September 30, 2003.

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Goldman Sachs Asset Management, L.P. 32 Old Slip New York, NY 10005	Provides discretionary investment advisory services to institutional investors such as pension funds, endowments, foundations, financial institutions, corporations and governments. Had approximately $337.2 billion in assets under management as of September 30, 2003.

Equity Index Fund Opus Investment Management, Inc. 440 Lincoln Street Worcester, MA 01653	Incorporated in 1993. Had $18.2 billion in assets under management as of December 31, 2002. Serves as investment adviser to investment companies and affiliated insurance company accounts.

Select Investment Grade Income Fund 440 Lincoln Street Worcester, MA 01653	See Equity Index Fund above Opus Investment Management, Inc.

Government Bond Fund Opus Investment Management, Inc. 440 Lincoln Street Worcester, MA 01653	See Equity Index Fund above

Money Market Fund Opus Investment Management, Inc. 440 Lincoln Street Worcester, MA 01653	See Equity Index Fund above

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For a sample listing of certain of the Sub-Advisers’ clients, see “Investment Management and Other Services” in the SAI.

The following individuals or groups of individuals are primarily responsible for the day-to-day management of the Funds’ portfolios:

Fund Name and Sub-Adviser Name	Name and Title of Portfolio Manager(s)	Service with Sub-Adviser	Business Experience
Select Capital Appreciation Fund T. Rowe Price Associates, Inc (“T. Rowe Price”)	Brian W.H. Berghuis, CFA, Vice President	1985 - Present	He has 20 years’ experience in equity research and portfolio management. He is Chairman of the investment team for the Fund.

	John F. Wakeman, Vice President	1989 - Present	He spent 15 years with T. Rowe Price as a research analyst and portfolio manager and has 17 years’ experience in equity research.

Select Value Opportunity Fund Cramer Rosenthal McGlynn, LLC (“Cramer Rosenthal”)	Ronald H. McGlynn, CEO and President of Cramer Rosenthal	1973 - Present	He joined Cramer Rosenthal in 1973, has 33 years of investment experience and oversees all departments at Cramer Rosenthal.

	Jay B. Abramson, Executive Vice President and Director of Research	1985 - Present	He has been with Cramer Rosenthal since 1985 and his overall responsibility is for portfolio management and investment research. He is responsible for portfolio management and investment research.

	Adam L. Starr, Portfolio Manager, Senior Research Analyst	1999 - Present	Prior to joining Cramer Rosenthal, Mr. Starr worked as a portfolio manager at Weiss, Peck & Greer, LLC.

	Brendan Hartman, Portfolio Manager, Senior Research Analyst	2001 - Present	He joined Cramer Rosenthal in 2001 and is an Assistant Vice President. His primary role is as a research analyst in Cramer Rosenthal’s investment group. Prior to joining Cramer Rosenthal, Brendan was a research analyst at DLJ and Salomon Brothers.

Select International Equity Fund Bank of Ireland Asset Management (U.S.) Limited (“BIAM (U.S.)”)	A team of 20 asset managers headed by Christopher Reilly, Chief Investment Officer	1980 - Present	Mr. Reilly joined BIAM (U.S.) in 1980 and has had overall responsibility for asset management since 1985. Prior to that, he worked in the United Kingdom in stockbrokering and investment management. He has over 32 years’ experience in the investment industry.

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Fund Name and Sub-Adviser Name	Name and Title of Portfolio Manager(s)	Service with Sub-Adviser	Business Experience
Select Growth Fund GE Asset Management Incorporated (“GEAM”)	David B. Carlson	1982 - Present	Mr. Carlson, a Director and Executive Vice President, oversees a team of investment professionals who manage the overall U.S. equity investments for GEAM. He joined GEAM in 1982 as a securities analyst for investment operations. He became a Vice President in 1987, Senior Vice President in 1989 and Executive Vice President in 2003.

Jennison Associates LLC	Kathleen McCarragher	1998 - Present	Ms. McCarragher, a Director and Executive Vice President of Jennison, is Head of Growth Equity. Prior to joining Jennison in 1998, she was Managing Director and Director of Large Cap Growth Equities at Weiss, Peck & Greer L.L.C.

	Michael Del Balso	1972 - Present	Mr. Del Balso, a Director and Executive Vice President of Jennison, is also Jennison’s Director of Research for Growth Equity. He joined Jennison in 1972 after four years with White, Weld & Company, where he was a Vice President.

*

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Fund Name and Sub-Adviser Name	Name and Title of Portfolio Manager(s)	Service with Sub-Adviser	Business Experience
Core Equity Fund UBS Global Asset Management (Americas), Inc. (“UBS Global AM”)	*

Goldman Sachs Asset Management, L.P. (“Goldman Sachs”)	Herbert E. Ehlers, Chief Investment Officer and Senior Portfolio Manager	1997 - Present	Mr. Ehlers is a Managing Director /Partner of Goldman Sachs & Co. He is the Chief Investment Officer for the Growth Strategy, and has been the lead manager of the strategy since its inception in 1981. He served as CEO of Liberty Investment Management prior to its acquisition by Goldman Sachs in January 1997.

	Gregory H. Ekizian, CFA Managing Director, Co-Chairman Investment Committee; Senior Portfolio Manager	1997 - Present	Mr. Ekizian is a senior portfolio manager for the Growth Strategy. He has primary responsibility for investment research in household products, pharmaceuticals, restaurants, consumer promotion, and lodging. He was a senior portfolio manager at Liberty Investment Management prior to its acquisition by Goldman Sachs in January 1997.

	David G. Shell, CFA Managing Director, Co-Chairman Investment Committee; Senior Portfolio Manager	1997 - Present	Mr. Shell is a senior portfolio manager for the Growth Strategy. He has primary responsibility for investment research in entertainment, cable television, broadcasting, telecommunications, wireless communications, and the internet. He was a senior portfolio manager at Liberty Investment Management prior to its acquisition by Goldman Sachs in January 1997.

*	All investment decisions for UBS Global AM’s portion of the Core Equity Fund are made by an investment team.

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Fund Name and Sub-Adviser Name	Name and Title of Portfolio Manager(s)	Service with Sub-Adviser	Business Experience
Core Equity Fund (Continued)	Steven M. Barry, Managing Director; Co-Chief Investment Officer; Senior Portfolio Manager	1999 - Present	Mr. Barry is a Co-Chief Investment Officer and a senior portfolio manager for the Growth Team. He has primary responsibility for investment research in media, communications and technology. He is also a Co-Head for the team’s Mid-Cap Growth Strategy. Prior to joining Goldman Sachs in 1999, he was a portfolio manager at Alliance Capital Management.

Equity Index Fund Opus Investment Management, Inc. (“Opus”)	*

Select Investment Grade Income Fund Opus Investment Management, Inc. (“Opus”)	*

Government Bond Fund Opus Investment Management, Inc. (“Opus”)	*

Money Market Fund Opus Investment Management, Inc. (“Opus”)	*

*	All investment decisions for the Equity Index Fund, Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund are made by an investment team of Opus.

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For the fiscal year ended December 31, 2003, the Funds paid the Manager the fees shown in the table below:

Fund	Fee (as a percentage of average net assets)
Select Capital Appreciation Fund	0.92%
Select Value Opportunity Fund	0.88%
Select International Equity Fund	0.92%
Select Growth Fund	0.81%
Core Equity Fund	0.58%
Equity Index Fund	0.28%
Select Investment Grade Income Fund	0.41%
Government Bond Fund	0.50%
Money Market Fund	0.30%

For the fiscal year ended December 31, 2003, the Manager paid each Sub-Adviser aggregate fees as set forth below:

Sub-Adviser	Fee (as a percentage of average net assets)
T. Rowe Price Associates, Inc. (Select Capital Appreciation Fund)	0.50%
Cramer Rosenthal McGlynn, LLC (Select Value Opportunity Fund)	0.51%
Bank of Ireland Asset Management (U.S.) Limited (Select International Equity Fund)	0.34%
Putnam Investment Management, L.L.C.
Jennison Associates LLC (Select Growth Fund) *	0.37%
UBS Global Asset Management (Americas) Inc
Goldman Sachs Asset Management, L.P. (Core Equity Fund)	0.32%
Opus Investment Management, Inc. (Equity Index Fund)	0.10%
Opus Investment Management, Inc. (Select Investment Grade Income Fund)	0.20%
Opus Investment Management, Inc. (Government Bond Fund)	0.20%
Opus Investment Management, Inc. (Money Market Fund)	0.10%

*	As of April 18, 2003, Jennison Associates LLC manages a portion of the Select Growth Fund’s assets. Under the new Sub-Adviser Agreement with Jennison, the Manager pays Jennison a fee computed daily and paid quarterly at an annual rate of 0.35% based on the average daily net assets of the Fund that Jennison manages up to $300 million, 0.30% on the next $200 million, and 0.25% on assets over $500 million.

During the fiscal year ended December 31, 2003, Putnam Investment Management, LLC (“Putnam”) managed all or a portion of the Select Growth Fund’s assets. As of April 30, 2004, GE Asset Management Incorporated (“GEAM”) replaced Putnam as Sub-Adviser for the Select Growth Fund and began managing a portion of the Select Growth Fund’s assets. Under the new Sub-Adviser Agreement with GEAM, the Manager pays GEAM a fee computed daily and paid quarterly at an annual rate of 0.60% based on the average daily net assets of the Fund that GEAM manages up to $25 million, 0.55% on the next $25 million, 0.45% on the next $25 million, 0.40% on the next $25 million, and 0.245% on net assets over $100 million.

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Pricing of Fund Shares

The Funds sell and redeem their shares at a price equal to their net asset value (“NAV”). The Funds do not charge any sales loads or redemption fees. The NAV of a share is computed by adding the current value of all the Fund’s assets, subtracting its liabilities and dividing by the number of its outstanding shares. NAV is computed once daily at the close of regular trading on the New York Stock Exchange each day the Exchange is open—normally 4:00 p.m. Eastern Time. Orders for the purchase or redemption of shares are filled at the next NAV computed after an order is received by the Fund. The Funds do not accept orders or compute their NAV’s on days when the Exchange is closed.

Equity securities are valued based on market value if market quotations are readily available. Debt securities (other than short-term obligations) normally are valued based on pricing service valuations. All securities of the Money Market Fund are valued at amortized cost. Debt obligations in the other Funds with a remaining maturity of 60 days or less are valued at amortized cost when amortized cost is considered to represent fair value. Values for short-term obligations of the other Funds having a remaining maturity of more than 60 days are based upon readily available market quotations. In other cases, debt and equity securities and any other assets are valued at their fair value following procedures approved by the Trustees.

Certain foreign markets may be open on days when the Funds do not accept orders or price their shares. As a result, the NAV of a Fund’s shares may change on days when shareholders will not be able to buy or sell shares.

Purchase and Redemption of Shares

Shares of the Funds currently are purchased only by Separate Accounts which are the funding mechanisms for variable annuity contracts and variable life insurance policies. The Distributor, VeraVest Investments, Inc., at its expense, may provide promotional incentives to dealers who sell variable annuity contracts which invest in the Funds. The Trust has obtained an exemptive order from the Securities and Exchange Commission to permit Fund shares to be sold to variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans. Material irreconcilable conflicts may arise among various insurance policy owners and plan participants. The Trustees will monitor events to identify any material conflicts and determine if any action should be taken to resolve such conflict.

No fee is charged by the Trust on redemption. The variable contracts funded through the Separate Accounts are sold subject to certain fees and charges which may include sales and redemption charges. See the prospectuses for the variable insurance products.

Normally, redemption payments will be made within seven days after the Trust receives a written redemption request. Redemptions may be suspended when trading on the New York Stock Exchange is restricted or when permitted by the Securities and Exchange Commission.

Excessive trading of Fund shares in response to short-term fluctuations in the market—also known as “market timing”—may make it very difficult to manage a Fund’s investments and raise its expenses. To deter such activity, the Fund does not permit frequent trading or market timing in order to protect the interests of other investors. When market timing occurs, the Fund may have to sell portfolio securities to have the cash necessary to redeem the market timer’s shares. This can happen at a time when it is not advantageous to sell any securities, which may harm the Fund’s performance. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because it is not possible to predict how much cash the Fund will have to invest. When in the Manager’s or the Sub-Adviser’s opinion such activity would have a disruptive effect on portfolio management or harm other investors, each Fund reserves the right to refuse or cancel purchase orders and exchanges into the Fund by any person, group or commonly controlled account. This trading policy applies to contract holders and policy holders notwithstanding any contrary provisions in your insurance contract. The terms of your insurance contract may also restrict your ability to trade among the investment options available under your contract or policy.

Distribution Fees

Effective May 1, 2002 each Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the Investment Company Act of 1940 (“12b-1 Plan”) that permits the Funds to pay fees to support the distribution of the Funds’ shares and certain maintenance services and other services to investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25 percent of each Fund’s average daily net assets. The 12b-1 Plan has been implemented for each Fund at an initial annual rate of 0.15 percent of each Fund’s average daily net assets. Because these fees are paid out of a Fund’s assets on an on-going basis, over time those fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

The Trust currently offers only one class of shares of each of the Funds, the Service Shares (the “Shares”).

Allmerica Investment Trust

34

Distributions and Taxes

Distributions

Each Fund pays out substantially all of its net investment income and net capital gains to shareholders each year. Net investment income is paid quarterly in the case of the Core Equity Fund, Equity Index Fund, Select Investment Grade Income Fund and Government Bond Fund; annually in the case of the Select Capital Appreciation Fund, Select Value Opportunity Fund, Select International Equity Fund and Select Growth Fund; and daily in the case of the Money Market Fund. Distributions of net capital gains for the year, if any, are made annually. All dividends and capital gain distributions are applied to purchase additional Fund shares at net asset value as of the payment date. Fund shares are held by the Separate Accounts and any distributions are reinvested automatically by the Separate Accounts unless an election is made on behalf of a Separate Account to receive some or all of the dividend in cash.

Taxes

The Trust and the Funds intend to comply with the provisions of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies so that the Trust and the Funds will not be subject to federal income or excise taxes. Under current federal income tax law, dividend or capital gain distributions from any Fund are not currently taxable when left to accumulate within a qualifying variable annuity or variable life insurance contract.

In order for investors to receive the favorable tax treatment available for holders of variable annuity and variable life insurance contracts, the Separate Accounts underlying such contracts, as well as the Funds in which such accounts invest, must meet certain diversification requirements. Each Fund and each Separate Account intends to comply with these requirements. If a Fund or a Separate Account does not meet such requirements, income allocable to the contracts associated with the Separate Account would be taxable currently to the holders of such contracts.

A Fund’s investments in foreign securities may be subject to withholding and other taxes at the source, including on dividend or interest payments. In that case, the Fund’s yield on those securities would be decreased.

However, withdrawals from such contracts, whether prior to or during the annuity payment period, may be subject to ordinary income tax and, if withdrawn before age 591/2, to an additional 10% penalty tax.

Tax consequences to investors in the Separate Accounts which are invested in the Trust are described in more detail in the prospectuses for those accounts.

Allmerica Investment Trust

35

[GRAPHIC]

Financial Highlights

The financial highlights tables are intended to help you understand the Funds’ financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Funds’ financial statements, are incorporated herein by reference in the Statement of Additional Information and included in the annual report, which is available upon request.

ALLMERICA INVESTMENT TRUST

FINANCIAL HIGHLIGHTS - For a Share Outstanding Throughout Each Period

	Income from Investment Operations				Less Distributions
Year Ended December 31,	Net Asset Value Beginning of Year	Net Investment Income (Loss)(2)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains	Total Distributions	Net Increase (Decrease) in Net Asset Value
Select Capital Appreciation Fund
2003	$1.521	$(0.015)	$0.619	$0.604	$—	$—	$—	$0.604
2002	1.940	(0.014)	(0.405)	(0.419)	—	—	—	(0.419)
2001	2.122	(0.010)	(0.019)	(0.029)	—	(0.153)	(0.153)	(0.182)
2000	2.053	(0.008)	0.147	0.139	—	(0.070)	(0.070)	0.069
1999	1.640	(0.007)	0.423	0.416	—	(0.003)	(0.003)	0.413
Select Value Opportunity Fund
2003	$1.487	$0.002	$0.568	$0.570	$(0.002)	$(0.005)	$(0.007)	$0.563
2002	1.975	0.002	(0.315)	(0.313)	(0.011)	(0.164)	(0.175)	(0.488)
2001	1.958	0.012	0.225	0.237	(0.012)	(0.208)	(0.220)	0.017
2000	1.521	0.012	0.446	0.458	(0.006)	(0.015)	(0.021)	0.437
1999	1.686	0.006	(0.077)	(0.071)	—	(0.094)	(0.094)	(0.165)
Select International Equity Fund
2003	$0.874	$0.015	$0.226	$0.241	$(0.007)	$—	$(0.007)	$0.234
2002	1.113	0.013	(0.226)	(0.213)	(0.017)	(0.009)	(0.026)	(0.239)
2001	1.781	0.018	(0.385)	(0.367)	(0.024)	(0.277)	(0.301)	(0.668)
2000	2.031	0.013	(0.191)	(0.178)	(0.009)	(0.063)	(0.072)	(0.250)
1999	1.542	0.012	0.477	0.489	—	—	—	0.489
Select Growth Fund(1)
2003	$1.139	$(0.001)	$0.301	$0.300	$(0.001)	$—	$(0.001)	$0.299
2002	1.576	0.001	(0.436)	(0.435)	(0.002)	—	(0.002)	(0.437)
2001	2.214	0.002	(0.545)	(0.543)	—	(0.095)	(0.095)	(0.638)
2000	3.049	(0.001)	(0.489)	(0.490)	—	(0.345)	(0.345)	(0.835)
1999	2.428	(0.002)	0.709	0.707	(0.001)	(0.085)	(0.086)	0.621
Core Equity Fund(1)
2003	$1.239	$0.012	$0.329	$0.341	$(0.012)	$—	$(0.012)	$0.329
2002	1.633	0.011 (3)	(0.393)	(0.382)	(0.012)	—	(0.012)	(0.394)
2001	2.689	0.016	(0.439)	(0.423)	(0.015)	(0.618)	(0.633)	(1.056)
2000	3.310	0.016	(0.295)	(0.279)	(0.017)	(0.325)	(0.342)	(0.621)
1999	2.825	0.020	0.779	0.799	(0.020)	(0.294)	(0.314)	0.485

(a)	Including reimbursements, waivers and reductions.

(b)	Excluding reductions. Certain Portfolios have entered varying arrangements with brokers who reduced a portion of the Portfolio’s expenses.

(c)	Excluding reimbursements and reductions.

(1)	The Select Growth Fund added a second sub-advisor on April 18, 2003. The Core Equity Fund changed sub-advisors on May 1, 2002.

(2)	Net investment income (loss) per share before reimbursements of fees by the investment adviser or reductions were $0.001 in 2003, $0.000 in 2002, $0.011 in 2001, $0.011 in 2000, and $0.005 in 1999 for Select Value Opportunity Fund; $0.011 in 1999 for Select International Equity Fund; $(0.002) in 2003, $0.000 in 2002, $0.001 in 2001, $(0.002) in 2000, and $(0.003) in 1999 for Select Growth Fund; and $0.014 in 2001, $0.015 in 2000, and $0.019 in 1999 for Core Equity Fund.

(3)	Computed using average shares outstanding throughout the period.

Allmerica Investment Trust

ALLMERICA INVESTMENT TRUST

	Ratios/Supplemental Data
			Ratios To Average Net Assets
Net Asset Value End of Period	Total Return	Net Assets End of Period (000’s)	Net Investment Income (Loss)	Operating Expenses			Management Fee		Portfolio Turnover Rate
				(a)	(b)	(c)	Gross	Net

$2.125	39.71%	$296,204	(0.70)%	1.11%	1.13%	1.13%	0.92%	0.92%	46%
1.521	(21.60)%	287,593	(0.70)%	1.05%	1.06%	1.06%	0.90%	0.90%	41%
1.940	(1.14)%	435,864	(0.51)%	0.93%	0.94%	0.94%	0.88%	0.88%	44%
2.122	6.81%	510,483	(0.38)%	0.93%	0.94%	0.94%	0.87%	0.87%	53%
2.053	25.36%	417,087	(0.42)%	0.98%	0.98%	0.98%	0.91%	0.91%	61%

$2.050	38.43%	$380,801	0.07%	1.03%	1.09%	1.09%	0.88%	0.88%	117%
1.487	(16.32)%	351,831	0.12%	0.96%	1.03%	1.03%	0.87%	0.87%	94%
1.975	12.70%	440,335	0.63%	0.87%	0.92%	0.92%	0.87%	0.87%	97%
1.958	30.40%	397,541	0.71%	0.87%	0.94%	0.94%	0.88%	0.88%	22%
1.521	(4.70)%	308,331	0.43%	0.88%	0.97%	0.97%	0.90%	0.90%	98%

$1.108	27.77%	$380,653	1.46%	1.18%	1.19%	1.19%	0.92%	0.92%	28%
0.874	(19.37)%	335,890	1.17%	1.13%	1.14%	1.14%	0.91%	0.91%	14%
1.113	(21.43)%	460,006	0.97%	0.99%	1.01%	1.01%	0.89%	0.89%	26%
1.781	(9.03)%	679,128	0.77%	0.98%	0.99%	0.99%	0.88%	0.88%	24%
2.031	31.71%	679,341	0.69%	1.01%	1.02%	1.02%	0.89%	0.89%	18%

$1.438	26.30%	$625,729	(0.08)%	1.03%	1.07%	1.07%	0.81%	0.81%	75%
1.139	(27.60)%	375,959	0.05%	0.95%	1.01%	1.01%	0.82%	0.82%	125%
1.576	(24.71)%	660,893	0.12%	0.78%	0.85%	0.85%	0.79%	0.79%	91%
2.214	(17.79)%	1,040,237	(0.05)%	0.80%	0.81%	0.81%	0.76%	0.76%	79%
3.049	29.80%	1,216,365	(0.08)%	0.81%	0.83%	0.83%	0.78%	0.78%	84%

$1.568	27.67%	$400,017	0.88%	0.78%	0.80%	0.80%	0.58%	0.58%	27%
1.239	(23.45)%	401,888	0.78%	0.70%	0.74%	0.74%	0.57%	0.57%	115%
1.633	(16.90)%	673,753	0.75%	0.58%	0.61%	0.61%	0.55%	0.55%	134%
2.689	(9.51)%	924,904	0.51%	0.44%	0.50%	0.50%	0.45%	0.45%	190%
3.310	29.33%	1,076,297	0.65%	0.45%	0.48%	0.48%	0.43%	0.43%	116%

ALLMERICA INVESTMENT TRUST

FINANCIAL HIGHLIGHTS - For a Share Outstanding Throughout Each Period

	Income from Investment Operations						Less Distributions(d)
Year Ended December 31,	Net Asset Value Beginning of Year	Net Investment Income(2)		Net Realized and Unrealized Gain (Loss) on Investments		Total from Investment Operations	Dividends from Net Investment Income	Distributions from Net Realized Capital Gains	Total Distributions	Net Increase (Decrease) in Net Asset Value
Equity Index Fund
2003	$1.944	$0.029		$0.508		$0.537	$(0.028)	$—	$(0.028)	$0.509
2002	2.715	0.027		(0.616)		(0.589)	(0.028)	(0.154)	(0.182)	(0.771)
2001	3.299	0.030		(0.422)		(0.392)	(0.029)	(0.163)	(0.192)	(0.584)
2000	4.060	0.032		(0.362)		(0.330)	(0.034)	(0.397)	(0.431)	(0.761)
1999	3.408	0.036		0.656		0.692	(0.035)	(0.005)	(0.040)	0.652
Select Investment Grade Income Fund(1)
2003	$1.134	$0.040		$(0.003	)(3)	$0.037	$(0.052)	$—	$(0.052)	$(0.015)
2002	1.106	0.054		0.034		0.088	(0.060)	—	(0.060)	0.028
2001	1.086	0.064	(4)	0.021		0.085	(0.065)	—	(0.065)	0.020
2000	1.051	0.070		0.035		0.105	(0.070)	—	(0.070)	0.035
1999	1.132	0.068		(0.079)		(0.011)	(0.069)	(0.001)	(0.070)	(0.081)
Government Bond Fund(1)
2003	$1.130	$0.030		$(0.011)		$0.019	$(0.045)	$—	$(0.045)	$(0.026)
2002	1.077	0.041		0.057		0.098	(0.045)	—	(0.045)	0.053
2001	1.051	0.049	(4)	0.030		0.079	(0.053)	—	(0.053)	0.026
2000	1.011	0.058		0.040		0.098	(0.058)	—	(0.058)	0.040
1999	1.068	0.058		(0.056)		0.002	(0.059)	—	(0.059)	(0.057)
Money Market Fund
2003	$1.000	$0.008		$—		$0.008	$(0.008)	$— (5)	$(0.008)	$—
2002	1.000	0.016		—		0.016	(0.016)	—	(0.016)	—
2001	1.000	0.042		—		0.042	(0.042)	—	(0.042)	—
2000	1.000	0.062		—		0.062	(0.062)	—	(0.062)	—
1999	1.000	0.051		—		0.051	(0.051)	—	(0.051)	—

(a)	Including reimbursements, waivers and reductions.

(b)	Excluding reductions. Certain Portfolios have entered into varying arrangements with brokers who reduced a portion of the Portfolio’s expenses.

(c)	Excluding reimbursements and reductions.

(d)	Certain prior year amounts have been reclassified to conform to current year presentation.

(1)	Effective January 1, 2001 the Select Investment Grade Income Fund and Government Bond Fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and are amortizing premium and discount on debt securities using the daily effective yield method. The effect of this change for the year ended December 31, 2001 was a decrease in net investment income per share by $0.003 for Select Investment Grade Income Fund and a decrease in net investment income per share by $0.007 for Government Bond Fund, an increase in net realized and unrealized gains and losses per share by $0.003 for Select Investment Grade Income Fund and an increase in net realized and unrealized gains and losses per share by $0.007 for Government Bond Fund and a decrease in the ratio of net investment income to average net assets from 6.04% to 5.79% for Select Investment Grade Income Fund and a decrease in the ratio of net investment income to average net assets from 5.16% to 4.52% for Government Bond Fund. Per share data and ratio/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

(2)	Net investment income (loss) per share before reimbursement of fees by the investment advisor was $0.028 in 2003 and $0.029 in 2001 for Equity Index Fund.

(3)	The amount shown for a share outstanding does not correspond with the aggregate net gain on investments for the period due to the timing of sales and repurchases of Portfolio shares in relation to the fluctuating market values of the investments of the Portfolio.

(4)	Computed using average shares outstanding throughout the period.

(5)	Distributions from net realized gains are less than $.0005

ALLMERICA INVESTMENT TRUST

	Ratios/Supplemental Data
			Ratios To Average Net Assets
Net Asset Value End of Period	Total Return	Net Assets End of Period (000’s)	Net Investment Income	Operating Expenses			Management Fee		Portfolio Turnover Rate
				(a)	(b)	(c)	Gross	Net

$2.453	27.83%	$666,455	1.37%	0.45%	0.50%	0.50%	0.28%	0.28%	23%
1.944	(22.22)%	342,683	1.16%	0.45%	0.47%	0.47%	0.28%	0.28%	10%
2.715	(12.02)%	517,315	1.02%	0.32%	0.34%	0.34%	0.28%	0.28%	21%
3.299	(9.03)%	599,266	0.87%	0.32%	0.33%	0.33%	0.27%	0.27%	9%
4.060	20.41%	638,230	0.98%	0.35%	0.35%	0.35%	0.28%	0.28%	21%

$1.119	3.31%	$530,199	3.42%	0.63%	0.63%	0.63%	0.41%	0.41%	192%
1.134	8.14%	620,074	4.85%	0.58%	0.58%	0.58%	0.41%	0.41%	130%
1.106	7.94%	571,582	5.79%	0.47%	0.47%	0.47%	0.41%	0.41%	114%
1.086	10.31%	445,609	6.53%	0.49%	0.49%	0.49%	0.42%	0.42%	159%
1.051	(0.97)%	240,541	6.22%	0.50%	0.50%	0.50%	0.43%	0.43%	75%

$1.104	1.67%	$200,158	2.82%	0.71%	0.71%	0.71%	0.50%	0.50%	55%
1.130	9.28%	291,995	3.48%	0.68%	0.68%	0.68%	0.50%	0.50%	79%
1.077	7.63%	116,514	4.52%	0.58%	0.58%	0.58%	0.50%	0.50%	190%
1.051	10.00%	78,531	5.58%	0.61%	0.61%	0.61%	0.50%	0.50%	53%
1.011	0.23%	87,247	5.64%	0.62%	0.62%	0.62%	0.50%	0.50%	37%

$1.000	0.80%	$377,155	0.82%	0.53%	0.53%	0.53%	0.30%	0.30%	N/A
1.000	1.66%	704,805	1.63%	0.45%	0.45%	0.45%	0.30%	0.30%	N/A
1.000	4.28%	604,657	4.11%	0.36%	0.36%	0.36%	0.31%	0.31%	N/A
1.000	6.40%	457,912	6.19%	0.31%	0.31%	0.31%	0.26%	0.26%	N/A
1.000	5.19%	513,606	5.09%	0.29%	0.29%	0.29%	0.24%	0.24%	N/A

Appendix

[GRAPHIC]

Select Capital Appreciation Fund

Select Value Opportunity Fund

Select International Equity Fund

Select Growth Fund

Core Equity Fund

Equity Index Fund

Select Investment Grade Income Fund

Government Bond Fund

Money Market Fund

Investment Techniques And Strategies

In managing its portfolios of investments, the Trust may make use of the following investment techniques and strategies:

Symbols

.	Permitted

—	Not Permitted

Investment Technique/Strategy
Asset-Backed Securities	—	—	—	—	.	—	.	.	.
Exchange Traded Funds	.	.	—	.	.	.	—	—	—
Financial Futures Contracts and Related Options	.	.	.	.	.	.	.	.	—
Foreign Securities	.	.	.	.	.	.	.	—	.
Forward Commitments	.	—	—	—	—	—	.	.	.
Forward Contracts on Foreign Currencies	.	—	.	.	—	—	—	—	—
High Yield Securities	.	—	—	.	.	—	—	—	—
Interest-Only and Principal-Only Treasury Securities —	—	—	—	—	—	—	.	—
Investments in Money Market Securities	.	.	.	.	.	.	.	.	.
Mortgage-Backed Securities	—	—	—	—	—	—	.	.	—
Mortgage Dollar Rolls and Reverse Mortgage Dollar Rolls	—	—	—	—	—	—	.	—	—
Municipal Securities	—	—	—	—	—	—	—	—	.
Purchasing Options	.	.	.	.	.	.	.	.	—
Real Estate Investment Trusts	—	—	—	—	.	—	—	—	—
Repurchase Agreements	.	.	.	.	.	.	.	.	.
Restricted Securities	.	.	.	.	.	.	.	.	.
Reverse Repurchase Agreements	.	—	—	—	—	—	—	—	—
Securities Lending	.	.	.	.	.	.	.	.	.
Stand-By Commitments	—	—	—	—	—	—	.	.	.
Stripped Mortgage-Backed Securities	—	—	—	—	—	—	.	.	—
Swap and Swap-Related Products	.	—	—	—	—	—	—	—	—
When-Issued Securities	.	.	.	.	.	.	.	.	.
Writing Covered Options	.	.	.	.	.	.	.	.	—

Allmerica Investment Trust

36

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Allmerica Investment Trust

37

Allmerica Investment Trust

Select Capital Appreciation Fund

Select Value Opportunity Fund

Select International Equity Fund

Select Growth Fund

Core Equity Fund

Equity Index Fund

Select Investment Grade Income Fund

Government Bond Fund

Money Market Fund

The Trust’s Statement of Additional Information (“SAI”) includes additional information about the Funds. The Trust’s annual and semi-annual reports to shareholders include information about the investments of the Funds. The SAI and the financial statements included in the Funds’ most recent annual report to shareholders are incorporated by reference into this prospectus, which means they are part of this prospectus for legal purposes. The Trust’s annual report discusses the market conditions and investment strategies that significantly affected each Fund’s performance during its last fiscal year. You may get free copies of these materials, request other information about a Fund or make shareholder inquiries by calling 1-800-533-7881.

You may review and copy information about the Trust, including its SAI, at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. You may call the Commission at 1-202-942-8090 for information about the operation of the Public Reference Room. You may also access reports and other information about the Trust on the Commission’s Internet site at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102. You may need to refer to the Trust’s file number under the Investment Company Act, which is 811-4138.

ALLMERICA

INVESTMENT

TRUST

FILE NO. 811-4138

440 Lincoln Street, Worcester, Massachusetts 01653

1-800-533-7881

Allmerica Investment Trust

The Money Market Fund is a separate portfolio of the Trust which serves as an underlying investment for insurance related accounts.

This Prospectus explains what you should know about the Fund. Please read it carefully before you invest.

This Fund may not be available under the variable annuity or variable life insurance policy which you have chosen. The Prospectus of the specific insurance product you have chosen will indicate which Funds are available and should be read in conjunction with this Prospectus. Inclusion in this Prospectus of a Fund which is not available under your policy is not to be considered a solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this Prospectus is adequate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS

May 1, 2004

ALLMERICA

INVESTMENT

TRUST

440 Lincoln Street

Worcester, Massachusetts 01653

1-800-533-7881

Allmerica Investment Trust

LEGEND

Performance

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Investment

Objectives

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Financial

Information

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Management

of Fund

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Risk

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Investment

Strategies

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Allmerica Investment Trust

Allmerica Investment Trust

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Fund Summary

This Prospectus describes the Money Market Fund of Allmerica Investment Trust, which provides a broad range of investment options through nine different Funds, each a separate investment portfolio. Shares of the Funds are sold exclusively to variable annuity and variable life insurance Separate Accounts and qualified pension and retirement plans.

The investment manager of the Trust is Allmerica Financial Investment Management Services, Inc. The Manager is responsible for managing the Trust’s daily business and has general responsibility for the management of the investments of the Funds. The Manager, at its expense, has contracted with Opus Investment Management, Inc. (“Opus”) as Sub-Adviser to manage the investments of the Money Market Fund. Opus has been selected on the basis of various factors including management experience, investment techniques and staffing. See “Management of the Fund” for more information about the Manager and the Sub-Adviser.

The following summary describes the Fund’s investment objective and principal investment strategies, identifies the principal investment risks of investing in the Fund and provides performance charts for the Fund. Note that any percentage limitations listed under the Fund’s principal investment strategies apply at the time of investment. The principal risks are discussed in more detail under “Description of Principal Investment Risks”. The bar chart shows how the investment returns of the shares of the Fund have varied in the past ten years. The table following the bar chart shows how the Fund’s average annual returns for the last one, five and ten years compare to those of a broad-based securities market index. Past performance does not necessarily indicate how the Fund will perform in the future. The bar chart and table give some indication of the risks of investing in the Fund by showing changes in the Fund’s performance. The bar chart and table do not reflect expenses associated with the variable insurance product that you are purchasing. If those expenses had been reflected, the performance shown would have been lower.

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OBJECTIVE, STRATEGIES AND RISKS

Money Market Fund

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Sub-Adviser: Opus Investment Management, Inc.

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Investment Objective: The fund seeks to obtain maximum current income consistent with preservation of capital and liquidity.

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Principal Investment Strategies: The fund seeks to achieve its objective by investing in high quality money market instruments such as obligations issued or guaranteed by the United States Government, its agencies, or instrumentalities; commercial paper; obligations of banks or savings and loan associations including bankers acceptances and certificates of deposit; repurchase agreements and cash and cash equivalents. the Fund may invest up to 25% of its assets in U.S. dollar denominated foreign debt securities and short-term instruments (not including investments in American depositary receipts or “ADRs”).

Any security purchased for the Fund must receive the highest or second highest quality rating by at least two recognized rating agencies or by one if only one has rated the security. If the security is unrated the security must be seen by the Sub-Adviser as having comparable quality. Portfolio securities will have a remaining maturity of 397 days or less and the portfolio is managed to maintain a dollar-weighted maturity of 90 days or less.

The Fund attempts to maintain a constant net asset value of $1.00 per share but it may not be able to do so due to adverse market conditions or other factors and it is possible for investors to lose money by investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

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Principal Risks:

•	Credit Risk

•	Interest Rate Risk

•	Investment Management Risk

•	Market Risk

See “Description of Principal Investment Risks.”

The bar chart and table below do not reflect expenses at the insurance product level, and if they did, the performance shown would have been lower.

CALENDAR YEAR ANNUAL TOTAL RETURNS

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1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
3.93%	5.84%	5.36%	5.47%	5.51%	5.19%	6.40%	4.28%	1.66%	0.80%

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During the period shown above the highest quarterly return was 1.63% for the quarter ended 12/31/00 and the lowest was 0.16% for the quarter ended 12/31/03.

Performance Table

Average Annual Total Returns (for the periods ending December 31, 2003)	Past One Year	Past Five Years	Past Ten Years
Fund Shares.	0.80%	3.64%	4.43%
iMoneyNet, Inc.’s Money Funds Report Averages:1st Tier Taxable*	0.49%	3.08%	3.94%

*	iMoneyNet, Inc. is an independent firm that tracks regulated money market funds on a yield, shareholder, asset size and portfolio allocation basis.

The Fund’s 7-day yield ending December 31, 2003 was 0.65%.

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Expense Summary

Expenses are one of several factors to consider when investing in the Money Market Fund. Expenses shown are based on expenses incurred in respect of shares of the Fund for the 2003 fiscal year. The Example shows the cumulative expenses attributable to a hypothetical $10,000 investment in the Fund over specified periods.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you invest in the Fund. Please note that the expenses listed below do not include the expenses of the applicable variable insurance product that you are purchasing. You should refer to the variable insurance product prospectus for more information relating to the fees and expenses of that product, which are in addition to the expenses of the Fund.

	Annual Fund Operating Expenses (expenses deducted from Fund assets)
	Shareholder Fees (fees paid directly from your investment)	Management Fees	Distribution (12b-1) Fees*	Other Expenses	Total Annual Fund Operating Expenses
Money Market Fund	N/A	0.30%	0.15%	0.08%	0.53	%(1)

*	The Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the Investment Company Act of 1940 (“12b-1 Plan”) that permits the Fund to pay fees to support the distribution of the Fund’s shares and certain maintenance services and other services to investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25 percent of the Fund’s average daily net assets. The 12b-1 Plan has been implemented at an annual rate of 0.15 percent of average daily net assets.

(1)	Through December 31, 2004, the Manager has declared a voluntary expense limitation of 0.60% for the Money Market Fund. The total operating expenses of the Fund were less than its expense limitations throughout 2003.

The declaration of a voluntary management fee or expense limitation in any year does not bind the Manager to declare future expense limitations with respect to the Fund. This limitation may be terminated at any time.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. Please note that the Example does not reflect the expenses of the applicable variable insurance product that you are purchasing. You should refer to the applicable variable insurance product prospectus for more information on these expenses, which are in addition to the expenses of the Fund. The Example also assumes that your investment earns a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Money Market Fund	$54	$170	$297	$666

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Description of Principal Investment Risks

The following is a summary of the principal risks of investing in the Money Market Fund and the factors likely to cause the value of your investment in the Fund to decline. The principal risks applicable to the Fund are identified under “Fund Summary”. There are also many factors that could cause the value of your investment in the Fund to decline which are not described here. It is important to remember that there is no guarantee that the Fund will achieve its investment objective, and an investor in the Fund could lose money.

Credit Risk

Credit risk is the risk that the issuer of a fixed income security will not be able to pay principal and interest when due. There are different levels of credit risk. Funds that invest in lower-rated securities have higher levels of credit risk. The price of a fixed income security can be expected to fall if the issuer defaults on its obligation to pay principal or interest, the rating agencies downgrade the issuer’s credit rating or there is negative news that affects the market’s perception of the issuer’s credit risk.

Interest Rate Risk

When interest rates rise, the prices of fixed income securities in a Fund’s portfolio will generally fall. Conversely, when interest rates fall, the prices of fixed income securities in the Fund’s portfolio will generally rise. Even Funds that invest in the highest quality debt securities are subject to interest rate risk. Interest rate risk usually will affect the price of a fixed income security more if the security has a longer maturity because changes in interest rates are increasingly difficult to predict over longer periods of time. Fixed income securities with longer maturities will therefore be more volatile than other fixed income securities with shorter maturities.

Investment Management Risk

Investment management risk is the risk that a Fund does not achieve its investment objective, even though the Sub-Adviser uses various investment strategies and techniques.

Market Risk

This is the risk that the price of a security held by a Fund will fall due to changing economic, political or market conditions or to factors affecting investor psychology.

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Other Investment Strategies

The Fund Summary starting on page 3 describes the investment objective and the principal investment strategies and risks of the Fund. The Fund may at times use the following investment strategies, some of which are principal investment strategies, as noted under the principal investment strategy section for the Fund under the section entitled, “Objective, Strategies and Risks”. Attached as an Appendix is a chart with a listing of various investment techniques and strategies that the Sub-Adviser of the Fund may utilize. A Fund may decide that it is in the best interests of shareholders to make changes to its investment objective and strategies described in this Prospectus. The investment objective and strategies may be changed with the approval of the Board of Trustees, but without shareholder approval.

Foreign Investments. The Fund may invest a substantial part of its portfolio in securities of companies that are located or primarily doing business in a foreign country. A company is considered to be located in a foreign country if it is organized under the laws of, or has a principal office in, that country. A company is considered as primarily doing business in a country if (i) the company derives at least 50% of its gross revenues or profits from either goods or services produced or sold in the country or (ii) at least 50% of the company’s assets are situated in the country. The Fund may invest in foreign securities either directly or indirectly through the use of depositary receipts, such as ADRs. Depositary receipts are generally issued by banks or trust companies and evidence ownership of underlying foreign securities. An ADR may be sponsored by the issuer of the underlying foreign security or it may be issued in unsponsored form. The holder of a sponsored ADR is likely to receive more frequent and extensive financial disclosure concerning the foreign issuer than the holder of an unsponsored ADR and generally will bear lower transaction charges.

Lending Of Securities. To realize additional income, the Fund may lend portfolio securities to broker-dealers or financial institutions in an amount up to 33 1/3% of the Fund’s total assets. While any such loan is outstanding, the Fund will continue to receive amounts equal to the interest or dividends paid by the issuer on the securities, as well as interest (less any rebates to be paid to the borrower) on the investment of the collateral or a fee from the borrower. The Fund will have the right to call each loan and obtain the securities. Lending portfolio securities involves possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral.

Restricted Securities. The Fund may purchase securities that are not registered under Federal securities law (“restricted securities”), but can be offered and sold to certain “qualified institutional buyers”. The Fund will not invest more than 10% of its net assets in restricted securities (and securities deemed to be illiquid). These limits do not apply if the Board of Trustees determines that the restricted securities are liquid. The Board of Trustees has adopted guidelines and delegated to the Manager the daily function of determining and monitoring the liquidity of restricted securities. The Board, however, retains sufficient oversight and is ultimately responsible for the determinations. This investment practice could increase the level of illiquidity in the Fund if buyers lose interest in restricted securities. As a result, the Fund might not be able to sell these securities when its Sub-Adviser wants to sell, or might have to sell them at less than fair value. In addition, market quotations for these securities are less readily available.

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Management of the Fund

The Trust is governed by a Board of Trustees. Allmerica Financial Investment Management Services, Inc. is the Manager of the Trust responsible for managing the Trust’s day-to-day business affairs. The Manager is located at 440 Lincoln Street, Worcester, MA 01653. The Manager has been managing mutual funds since 1985. Opus Investment Management, Inc., (“Opus”), located at 440 Lincoln Street, Worcester, Massachusetts, serves as the Fund’s Sub-Adviser. Opus was incorporated in 1993 and as of December 31, 2003 had $           billion in assets under management. Opus serves as investment adviser to investment companies and affiliated insurance company accounts.

The Sub-Adviser has been selected by the Manager and Trustees with the help of CRA RogersCasey, Inc., a pension consulting firm. The fees earned by the Sub-Adviser and CRA RogersCasey are paid by the Manager. The performance of the Sub-Adviser is reviewed quarterly by a committee of the Board of Trustees, with assistance from CRA RogersCasey.

For a sample listing of certain of the Sub-Adviser’s clients, see “Investment Management and Other Services” in the Statement of Additional Information.

The members of the short-term investment management team of Opus are responsible for the day-to-day management of the Money Market Fund.

For the fiscal year ended December 31, 2003, the Fund paid the Manager the fee shown in the table below:

Fee (as a percentage of Average net assets)
Money Market Fund	0.30%

For the fiscal year ended December 31, 2003, the Manager paid the Sub-Adviser the aggregate fee as set forth below:

Fee (as a percentage of Average net assets)
Opus Investment Management, Inc.	0.10%

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Pricing of Fund Shares

The Fund sells and redeems its shares at a price equal to their net asset value (“NAV”). The Fund does not charge any sales loads or redemption fees. The NAV of a share is computed by adding the current value of all the Fund’s assets, subtracting its liabilities and dividing by the number of its outstanding shares. NAV is computed once daily at the close of regular trading on the New York Stock Exchange each day the Exchange is open—normally 4:00 p.m. Eastern Time. Orders for the purchase or redemption of shares are filled at the next NAV computed after an order is received by the Fund. The Fund does not accept orders or compute their NAV’s on days when the Exchange is closed. All securities of the Fund are valued at amortized cost.

Purchase and Redemption of Shares

Shares of the Fund currently are purchased only by Separate Accounts which are the funding mechanisms for variable annuity contracts and variable life insurance policies. The Distributor, VeraVest Investments, Inc., at its expense, may provide promotional incentives to dealers who sell variable annuity contracts which invest in the Fund. The Trust has obtained an exemptive order from the Securities and Exchange Commission to permit Fund shares to be sold to variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans. Material irreconcilable conflicts may arise among various insurance policy owners and plan participants. The Trustees will monitor events to identify any material conflicts and determine if any action should be taken to resolve such conflict.

No fee is charged by the Trust on redemption. The variable contracts funded through the Separate Accounts are sold subject to certain fees and charges which may include sales and redemption charges. See the prospectuses for the variable insurance products.

Normally, redemption payments will be made within seven days after the Trust receives a written redemption request. Redemptions may be suspended when trading on the New York Stock Exchange is restricted or when permitted by the Securities and Exchange Commission.

Excessive trading of Fund shares in response to short-term fluctuations in the market—also known as “market timing”—may make it very difficult to manage a Fund’s investments and raise its expenses. To deter such activity, the Fund does not permit frequent trading or market timing in order to protect the interests of other investors. When market timing occurs, the Fund may have to sell portfolio securities to have the cash necessary to redeem the market timer’s shares. This can happen at a time when it is not advantageous to sell any securities, which may harm the Fund’s performance. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because it is not possible to predict how much cash the Fund will have to invest. When in the Manager’s or the Sub-Adviser’s opinion such activity would have a disruptive effect on portfolio management or harm other investors, the Fund reserves the right to refuse or cancel purchase orders and exchanges into the Fund by any person, group or commonly controlled account. This trading policy applies to contract holders and policy holders notwithstanding any contrary provisions in your insurance contract. The terms of your insurance contract may also restrict your ability to trade among the investment options available under your contract or policy.

Distribution Fees

Effective May 1, 2002 the Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the Investment Company Act of 1940 (“12b-1 Plan”) that permits the Fund to pay fees to support the distribution of the Fund’s shares and certain maintenance services and other services to investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25 percent of the Fund’s average daily net assets. The Plan has been implemented at an initial annual rate of 0.15 percent of the Fund’s average daily net assets. Because these fees are paid out of the Fund’s assets on an on-going basis, over time those fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

The Trust currently offers only one class of shares of the Fund, the Service Shares (the “Shares”).

Distributions and Taxes

Distributions

The Fund pays out substantially all of its net investment income daily. Distributions of net capital gains for the year, if any, are made annually. All dividends and capital gain distributions are applied to purchase additional Fund shares at net asset value as of the payment date. Fund shares are held by the Separate Accounts and any distributions are reinvested automatically by the Separate Accounts unless an election is made on behalf of a Separate Account to receive some or all of the dividend in cash.

Taxes

The Trust and the Fund intend to comply with the provisions of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies so that the Trust and the Fund will not be subject to federal income or excise taxes. Under current

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federal income tax law, dividend or capital gain distributions from the Fund are not currently taxable when left to accumulate within a qualifying variable annuity or variable life insurance contract.

In order for investors to receive the favorable tax treatment available for holders of variable annuity and variable life insurance contracts, the Separate Accounts underlying such contracts, as well as the Fund in which such accounts invest, must meet certain diversification requirements. The Fund and each Separate Account intend to comply with these requirements. If the Fund or a Separate Account does not meet such requirements, income allocable to the contracts associated with the Separate Account would be taxable currently to the holders of such contracts.

The Fund’s investments in foreign securities may be subject to withholding and other taxes at the source, including on dividend or interest payments. In that case, the Fund’s yield on those securities would be decreased.

However, withdrawals from such contracts, whether prior to or during the annuity payment period, may be subject to ordinary income tax and, if withdrawn before age 59 1/2, to an additional 10% penalty tax.

Tax consequences to investors in the Separate Accounts which are invested in the Trust are described in more detail in the prospectuses for those accounts.

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Financial Highlights

The financial highlights table is intended to help you understand the Fund’s financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are incorporated herein by reference in the Statement of Additional Information and included in the annual report, which is available upon request.

Allmerica Investment Trust

ALLMERICA INVESTMENT TRUST

FINANCIAL HIGHLIGHTS - For a Share Outstanding Throughout Each Year

							Ratios/Supplemental Data
									Ratios To Average Net Assets
Year Ended December 31,	Net Asset Value Beginning of Year	Net Investment Income	Dividends from Net Investment Income	Total Distributions		Net Asset Value End of Period	Total Return	Net Assets End of Period (000’s)	Net Investment Income	Operating Expenses	Management Fee
Money Market Fund
2003	$1.000	$0.008	$(0.008)	$(0.008	)(1)	$1.000	0.80%	$377,155	0.82%	0.53%	0.30%
2002	1.000	0.016	(0.016)	(0.016)		1.000	1.66%	704,805	1.63%	0.45%	0.30%
2001	1.000	0.042	(0.042)	(0.042)		1.000	4.28%	604,657	4.11%	0.36%	0.31%
2000	1.000	0.062	(0.062)	(0.062)		1.000	6.40%	457,912	6.19%	0.31%	0.26%
1999	1.000	0.051	(0.051)	(0.051)		1.000	5.19%	513,606	5.09%	0.29%	0.24%

(1)	Includes distribution from net realized capital gains of less than $.0005

Appendix

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Investment Techniques and Strategies

In managing its portfolios of investments, the Fund may make use of the following investment techniques and strategies:

SYMBOLS

.	Permitted

—	Not Permitted

Asset-Backed Securities	.
Exchange Traded Funds	—
Financial Futures Contracts and Related Options	—
Foreign Securities	.
Forward Commitments	.
Forward Contracts on Foreign Currencies	—
High Yield Securities	—
Interest-Only and Principal-Only Treasury Securities —
Investments in Money Market Securities	.
Mortgage-Backed Securities	—
Mortgage Dollar Rolls and Reverse Mortgage Dollar Rolls
Municipal Securities	.
Purchasing Options	—
Real Estate Investment Trusts	—
Repurchase Agreements	.
Restricted Securities	.
Reverse Repurchase Agreements	—
Securities Lending	.
Stand-By Commitments	.
Stripped Mortgage-Backed Securities	—
Swap and Swap-Related Products	—
When-Issued Securities	.
Writing Covered Options	—

Allmerica Investment Trust

Allmerica Investment Trust

Money Market Fund

The Trust’s Statement of Additional Information (“SAI”) includes additional information about the Fund. The Trust’s annual and semi-annual reports to shareholders include information about the investments of the Fund. The SAI and the financial statements included in the Fund’s most recent annual report to shareholders are incorporated by reference into this prospectus, which means they are part of this prospectus for legal purposes. The Trust’s annual report discusses the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. You may get free copies of these materials, request other information about a Fund or make shareholder inquiries by calling 1-800-533-7881.

You may review and copy information about the Trust, including its SAI, at the Securities and Exchange Commission’s Public Reference Room in Washington, D.C. You may call the Commission at 1-202-942-8090 for information about the operation of the Public Reference Room. You may also access reports and other information about the Trust on the Commission’s Internet site at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the Commission, Washington, D.C. 20549-0102. You may need to refer to the Trust’s file number under the Investment Company Act, which is 811-4138.

ALLMERICA

INVESTMENT

TRUST

FILE NO. 811-4138

440 Lincoln Street, Worcester, Massachusetts 01653

1-800-533-7881

Allmerica Investment Trust

ALLMERICA INVESTMENT TRUST

STATEMENT OF ADDITIONAL INFORMATION

SELECT CAPITAL APPRECIATION FUND

SELECT VALUE OPPORTUNITY FUND

SELECT INTERNATIONAL EQUITY FUND

SELECT GROWTH FUND

CORE EQUITY FUND

EQUITY INDEX FUND

SELECT INVESTMENT GRADE INCOME FUND

GOVERNMENT BOND FUND

MONEY MARKET FUND

THIS STATEMENT OF ADDITIONAL INFORMATION (“SAI”) IS NOT A PROSPECTUS. IT SHOULD BE READ IN CONJUNCTION WITH THE APPLICABLE PROSPECTUSES OF ALLMERICA INVESTMENT TRUST DATED MAY 1, 2004. A FREE COPY OF THE APPLICABLE PROSPECTUS MAY BE OBTAINED FROM ALLMERICA INVESTMENT TRUST (THE “TRUST”), 440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653, (800) 533-7881.

The Trust’s Financial Statements and related notes and the report of the independent accountants for the fiscal year ended December 31, 2003 are incorporated by reference into this SAI and are included in the Trust’s Annual Report to Shareholders. The Annual Report to Shareholders is available, without charge, upon request, by calling the following toll free number: 1-800-533-7881.

DATED: May 1, 2004

TRUST HISTORY

The Trust is an open-end, diversified series investment company designed to provide the underlying investment vehicle for various separate investment accounts established by First Allmerica Financial Life Insurance Company (“First Allmerica”) or Allmerica Financial Life Insurance and Annuity Company (“Allmerica Financial Life”).

Shares of the Trust are not offered to the general public but solely to variable annuity and variable life insurance separate accounts (“Separate Accounts”) and qualified pension and retirement plans. Not all of the Funds are offered to each Separate Account.

The Trust is a Massachusetts business trust established on October 11, 1984. It currently is comprised of nine different portfolios: Select Capital Appreciation Fund, Select Value Opportunity Fund, Select International Equity Fund, Select Growth Fund, Core Equity Fund, Equity Index Fund, Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund (each, a “Fund”). The Trustees may create additional series in the future.

DESCRIPTION OF THE FUNDS

AND THEIR INVESTMENTS AND RISKS

Additional Information about the Funds

For a description of the Funds’ principal investment strategies and risks, types of investments each Fund may acquire and certain investment techniques it may utilize, see “Principal Investment Strategies and Risks” and “Other Investment Strategies” in the appropriate Prospectus for the underlying Funds of the applicable Separate Account. Following are descriptions of additional Fund strategies, policies and restrictions. Note that any percentage limitations listed under each Fund below apply at the time of investment.

Select Capital Appreciation Fund

Up to 15% of the Fund’s net assets may be invested in securities which are illiquid. When the Sub-Adviser of the Fund determines that market conditions warrant a temporary defensive position, the Fund may invest without limitation in high-grade, fixed income securities or U.S. Government securities, or hold assets in cash or cash equivalents.

Select Value Opportunity Fund

The Fund may invest temporarily in preferred stocks, bonds and other defensive issues. There are no restrictions or guidelines regarding the investment of Fund assets in shares listed on an exchange or traded over-the-counter. The Fund may invest up to 15% of its net assets in securities which are illiquid.

The portfolio normally will be diversified among different industry sectors, but is not an index approach. Stocks are bought as investments and generally held for the long term, rather than as active trading vehicles.

Select International Equity Fund

The Fund may invest up to 15% of its net assets in securities which are illiquid. When the Sub-Adviser of the Fund determines that market conditions warrant a temporary defensive position, the Fund may invest without limitation in high-grade, fixed income securities or U.S. Government securities, or hold assets in cash or cash equivalents.

Select Growth Fund

Although the Fund may invest in dividend-paying stocks, the generation of current income is not an objective of the Fund. Any income that is received is incidental to the Fund’s objective of long-term growth of capital. The Fund invests at least 80% of its net assets (plus any borrowings for investment securities) in equity securities.

When choosing securities for the portfolio, the Sub-Advisers for the Select Growth Fund focus on companies that display strong financial characteristics and earnings growth potential.

The stocks of smaller growth companies may involve a higher degree of risk than other types of securities and the price movement of such securities can be expected to be more volatile than is the case of the market on the whole. The Fund may hold stocks traded on one or more of the national exchanges as well as in the over-the-counter markets. Because opportunities for capital growth may exist not only in new and expanding areas of the economy but also in mature and cyclical industries, the Fund’s portfolio investments are not limited to any particular type of company or industry.

When the Sub-Advisers determine that market conditions warrant a temporary, defensive position, the Fund may invest without limitation in high-grade, fixed-income securities or U.S. Government securities, or hold assets in cash or cash equivalents. To the extent the Fund is so invested it is not achieving its objective to the same degree as under normal conditions.

The Select Growth Fund’s objective of seeking long-term growth of capital means that its assets generally will be subject to greater risk than may be involved in investing in securities that are not selected for growth potential. The Fund may invest up to 15% of its net assets in securities which are illiquid.

Core Equity Fund

The Core Equity Fund currently intends to keep its assets fully invested, but may maintain reasonable amounts in cash or in high-grade, short-term debt securities to meet current expenses and anticipated redemptions, and during temporary periods pending investment in accordance with its policies.

In periods considered by its Sub-Adviser to warrant a more defensive position, the Core Equity Fund may place a larger proportion of its portfolio in high-grade preferred stocks, bonds or other fixed-income securities, including U.S. Government securities, whether or not convertible into stock or with rights attached, or retain cash.

The Core Equity Fund may invest in both listed and unlisted securities. The Core Equity Fund also may invest in foreign as well as domestic securities.

The Fund may invest up to 15% of its net assets in securities which are illiquid.

The Fund may invest up to 10% of its total assets (excluding securities lending collateral) in lower rated bonds, commonly known as “junk bonds.”

Equity Index Fund

The Equity Index Fund will attempt to replicate the investment results of the Standard & Poor’s 500 Composite Stock Index (the “S&P 500”) while minimizing transactional costs and other expenses. Stocks in the S&P 500 are ranked in accordance with their statistical weighting from highest to lowest. The method used to select investments for the Equity Index Fund involves investing in common stocks in approximately the order of their weighting in the S&P 500, beginning with those having the highest weighting. The Fund uses the S&P 500 as the performance standard because it represents over 70 percent of the total market value of all publicly-traded common stocks in the U.S., is well-known to investors and, in the opinion of the Sub-Adviser, is representative of the performance of common stocks publicly-traded in the United States. Many, but not all, of the stocks in the S&P 500 are issued by companies that are among the 500 largest as measured by the aggregate market value of their outstanding stock (market price per share multiplied by number of shares outstanding). Inclusion of a stock in the S&P 500 does not imply that Standard & Poor’s, a division of McGraw-Hill Companies, Inc. (“S&P”), has endorsed it as an investment. With respect to investing in common stocks, there can be no assurance of capital appreciation and there is a substantial risk of market decline.

The Equity Index Fund’s ability to duplicate the performance of the S&P 500 will be influenced by the size and timing of cash flows into or out of the Fund, the liquidity of the securities included in the S&P 500, transaction and operating expenses and other factors. These factors, among others, may result in “tracking error,” which is a measure of the degree to which the Fund’s results differ from the results of the S&P 500.

Tracking error is measured by the difference between total return for the S&P 500 with dividends reinvested and total return for the Fund with dividends reinvested prior to deductions for fund or product expenses. For the 12 months ended December 31, 2003, the S&P 500 gained 28.69% versus a gain of 28.36% for the Equity Index Fund producing a tracking error of 0.33% before fund and product expenses. Tracking error is monitored by the Sub-Adviser on a regular basis. All tracking error deviations are reviewed to determine the effectiveness of investment policies and techniques. If the tracking error deviation exceeds industry standards for the Fund’s asset size, the Sub-Adviser will bring the deviation to the attention of the Trustees.

While the Board of Trustees of the Trust has selected the S&P 500 as the index the Fund will attempt to replicate, the Trustees reserve the right to select another index at any time without seeking shareholder approval if they believe that the S&P 500 no longer represents a broad spectrum of common stocks that are publicly traded in the United States or if there are legal, economic or other factors limiting the use of any particular index. If the Trustees change the index which the Equity Index Fund attempts to replicate, the Equity Index Fund may incur significant transaction costs in switching from one index to another.

The Equity Index Fund will invest only in those stocks, and in such amounts, as its investment adviser determines to be necessary or appropriate for the Equity Index Fund to approximate the S&P 500. As the size of the Equity Index Fund increases, the Equity Index Fund may purchase a larger number of stocks included in the S&P 500, and the percentage of its assets invested in most stocks included in the S&P 500 will approach the percentage that each such stock represents in the S&P 500. However, there is no minimum or maximum number of stocks included in the S&P 500 which the Equity Index Fund will hold. Under normal circumstances, it is expected that the Equity Index Fund will hold approximately 500 different companies included in the S&P 500 Index. The Equity Index Fund may compensate for the omission of a stock that is included in the S&P 500, or for purchasing stocks in other than the same proportions that they are represented in the S&P 500, by purchasing stocks which are believed to have characteristics which correspond to those of the omitted stocks.

The Equity Index Fund may invest in short-term debt securities to maintain liquidity or pending investment in stocks. Such investments will not be made for defensive purposes or in anticipation of a general decline in the market price of stocks in which the Equity Index Fund invests; investors in the Equity Index Fund bear the risk of general declines in the stock markets. The Equity Index Fund also may take advantage of tender offers, resulting in higher returns than are reflected in the performance of the S&P 500. In addition, the Equity Index Fund may hold warrants, preferred stocks and debt securities, whether or not convertible into common stock or with rights attached, if acquired as a result of in-kind dividend distributions, mergers, acquisitions or other corporate activity involving the common stocks held by the Equity Index Fund. Such investment transactions and securities holdings may result in positive or negative tracking error.

The Equity Index Fund may purchase or sell futures contracts on stock indexes for hedging purposes and in order to achieve a fully invested position while maintaining sufficient liquidity to meet possible net redemptions. The effectiveness of a strategy of investing in stock index futures contracts will depend upon the continued availability of futures contracts based on the S&P 500 or which tend to move together with stocks included in the S&P 500. The Equity Index Fund would not enter into futures contacts on stock indexes for speculative purposes.

The Equity Index Fund may invest up to 25% of its assets in foreign securities (not including its investments in American Depositary Receipts (“ADRs”)). The Equity Index Fund may invest up to 15% of its net assets in securities which are illiquid.

Because of its policy of tracking the S&P 500, the Equity Index Fund is not managed according to traditional methods of active investment management, which involve the buying and selling of securities based upon investment analysis of economic, financial and market factors. Consequently, the projected adverse financial performance of a company normally would not result in the sale of the company’s stock and projected superior financial performance by a company normally would not lead to an increase in the holdings of the company. From time to time, the Sub-Adviser may make adjustments in the portfolio because of cash flows, mergers, changes in the composition of the S&P 500 and other similar reasons.

Standard & Poor’s is not in any way affiliated with the Equity Index Fund or the Trust. “Standard & Poor’s,” “Standard & Poor’s 500, “S&P 500” and “500” are registered trademarks of Standard & Poor’s Corporation.

Select Investment Grade Income Fund

The debt securities in which the Fund may invest are considered “investment grade” in that they generally are suitable for purchase by prudent investors. However, the lowest category of investment grade securities (rated Baa by Moody’s Investors Services, Inc. (“Moody”) or BBB by Standard & Poor’s (“S&P”) may have speculative characteristics, such that changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case of debt securities with higher ratings. If the rating of a security falls below investment grade, or an unrated security is deemed to have fallen below investment grade, Opus Investment Management, Inc. (“Opus”), as the Fund’s Sub-Adviser, analyzes relevant economic and market data in making a determination of whether to retain or dispose of the investment. The performance of the securities in the portfolio is monitored continuously, and they are purchased and sold as conditions warrant and permit.

The Fund may invest up to 15% of its net assets in securities which are illiquid.

Obligations in which the Fund may invest include debt obligations of supranational entities. Supranational entities include international organizations designed or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Obligations of supranational entities may be supported by appropriated but unpaid commitments of their member countries, and there is no assurance that these commitments will be undertaken or met in the future.

Government Bond Fund

The Government Bond Fund will invest in obligations issued or guaranteed by the U.S. Government, its agencies and instrumentalities, and options and futures thereon, as described in the Prospectus. Some U.S. Government securities are backed by the full faith and credit of the United States. Other U.S. Government securities are supported by (i) the right of the issuer to borrow from the U.S. Treasury, (ii) discretionary authority of the U.S. Government to purchase the obligations of the agency or instrumentality, or (iii) only the credit of the instrumentality itself. No assurances can be given that the U.S. Government would provide financial support to the U.S. Government sponsored instrumentalities if it is not obligated to do so by law. The securities in which the Government Bond Fund may invest include, but are not limited to, U.S. Treasury bills, notes and bonds and obligations of the following: Banks for Cooperatives, the Commodity Credit Corporation, the Federal Deposit Insurance Corporation, Federal Farm Credit Banks, the Federal Financing Bank, Federal National Mortgage Association, Federal Home Loan Banks, the General Insurance Fund, Government National Mortgage Association, Government Services Administration (GSA Public Building Trust Participation Certificates), the Production Credit Association, the Student Loan Marketing Association, the Tennessee Valley Authority and the U.S. Postal Service.

The Government Bond Fund may invest in mortgage-backed securities (including pass-through securities) and participation certificates) of the Government National Mortgage Association (“Ginnie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Association (“Fannie Mae”).

Ginnie Mae certificates are mortgage-backed securities representing part ownership of a pool of mortgage loans. The mortgage loans are issued by lenders such as mortgage bankers, commercial banks and savings and loan associations, and are either insured by the Federal Housing Administration or guaranteed by the Veterans Administration. After approval of the pool by Ginnie Mae, certificates in the pool are offered to investors by securities dealers. Once the pool has been approved by Ginnie Mae, the timely payment of interest and principal on the certificates is guaranteed by the full faith and credit of the U.S. Government. The certificates are “pass through” securities because a pro rata share of regular interest and principal payments, as well as unscheduled early prepayments, on the underlying mortgage pool is passed through monthly to the Fund.

Freddie Mac, a corporate instrumentality of the U.S. Government created by Congress to increase the availability of mortgage credit for residential housing, issues participation certificates representing undivided interests in Freddie Mac’s mortgage portfolio. While Freddie Mac guarantees the timely payment of interest and ultimate collection of the principal of its participation certificates, the participation certificates are not backed by the full faith and credit of the U.S. Government. The “pass-through” characteristics of Freddie Mac participation certificates are similar to Ginnie Mae certificates, but Freddie Mac certificates differ from Ginnie Mae certificates in that Freddie Mac mortgages are primarily conventional residential mortgages rather than mortgages issued or guaranteed by a federal agency or instrumentality.

Fannie Mae is a federally chartered corporation owned by private stockholders. Fannie Mae purchases both conventional and federally insured or guaranteed residential mortgages from various entities, and packages pools of such mortgages in the form of pass-through certificates. Fannie Mae guarantees the timely payment of principal and interest. Fannie Mae is authorized to borrow from the U.S. Treasury to meet its obligations, but the certificates are not backed by the full faith and credit of the U.S. Government.

The effective maturity of a mortgage-backed security may be shortened by unscheduled or early payments of principal and interest on the underlying mortgages, which may affect their effective yield. When the Government Bond Fund receives the monthly “pass-through” payments (which may include unscheduled prepayments of principal) it may be able to invest the payments only at a lower rate of interest. During periods of declining interest rates, such securities therefore may be less effective as a means of “locking in” attractive long-term interest rates and may have less potential for appreciation than conventional bonds with comparable stated maturities.

The Fund may enter into repurchase agreements and, from time to time, may have temporary investments in short-term debt obligations (including certificates of deposit, bankers acceptances and commercial paper) pending the making of other investments or for liquidity purposes.

The Fund may invest up to 15% of its net assets in securities which are illiquid.

Obligations in which the Fund may invest include debt obligations of supranational entities. Supranational entities include international organizations designed or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Obligations of supranational entities may be supported by appropriated but unpaid commitments of their member countries, and there is no assurance that these commitments will be undertaken or met in the future.

U.S. Government securities may be purchased or sold without regard to the length of time they have been held to attempt to take advantage of short-term differentials in yields, with the objective of seeking income while conserving capital. While short-term trading increases portfolio turnover, the Government Bond Fund incurs little or no brokerage costs for U.S. Government securities.

Money Market Fund

The Fund may invest in dollar-denominated obligations of foreign branches of U.S. banks (“Euro dollars”) and U.S. branches of foreign banks (if such U.S. branches are subject to state banking requirements and Federal reserve reporting requirements) which at the date of the investment have deposits of at least $1 billion as of their most recently published financial statements.

The Money Market Fund will not purchase any security unless (i) the security has received the highest or second highest quality rating by at least two NRSROs or by one NRSRO if only one has rated the security, or (ii) the security is unrated and in the opinion of Opus, as Sub-Adviser to the Fund, in accordance with guidelines adopted by the Trustees, is of a quality comparable to one of the two highest ratings of an NRSRO. These standards must be satisfied at the time an investment is made. If the quality of the investment later declines, the Fund may continue to hold the investment, but the Trustees will evaluate whether the security continues to present minimal credit risks.

Investment Restrictions and Policies

The following is a description of certain restrictions on investments of the Funds (in addition to those described in the Prospectus). The investment restrictions numbered 1 through 9 are fundamental and may not be changed without the approval of a majority in interest of the shareholders of that Fund. The other investment restrictions are not deemed fundamental and may be changed by the Trustees without shareholder approval. The following investment restrictions apply to each Fund, except as noted:

1. The Fund will not issue “senior securities” as defined in Section 18 (g) of the Investment Company Act of 1940 (“1940 Act”).

2. The Fund will not borrow money, except in accordance with the provisions of the 1940 Act and for temporary purposes when the aggregate amount borrowed does not exceed 331/3% of the value of the Fund’s total assets at the time such borrowing is made. In general, a borrowing shall be regarded as being for temporary purposes if it is repaid within 60 days and is not extended or renewed.

3. The Fund will not act as an underwriter except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under certain federal securities laws.

4. The Fund will not buy or sell real estate or interest in real estate, although it may purchase and sell (a) securities which are secured by real estate and (b) securities of companies which invest or deal in real estate.

5. The Fund will not engage in the purchase and sale of physical commodities or contracts relating to physical commodities.

6. The Fund may make loans to other persons only through repurchase agreements and securities lending. For purposes of this paragraph, the purchase of an issue of publicly distributed bonds, debentures, or other debt securities, whether or not the purchase was made upon the original issue of the securities, is not to be considered the making of a loan by the Fund.

7. The Fund will not purchase securities on margin but may obtain such short-term credits as are necessary for clearance transactions, and (except for the Money Market Fund) may make margin payments in connection with financial futures (including securities index futures) contracts, options on such futures contracts, futures contracts on foreign currencies and related options. The Fund will not participate, except to the extent permitted by applicable law and any applicable exemptive orders issued by the Securities and Exchange Commission, on a joint or joint and several basis in any trading account in securities, nor will the Fund effect a short sale of securities.

*8. No Fund will concentrate its investments in particular industries, including debt obligations of supranational entities and foreign governments, but a Fund may invest up to 25% of the value of its total assets in a particular industry. The restriction does not apply to investments in obligations issued or guaranteed by the United States of America, its agencies or instrumentalities, or to investments by the Money Market Fund in securities issued or guaranteed by domestic branches of U.S. banks.

*9. As to 75% of the value of its total assets (100% for the Money Market Fund), no Fund will invest more than 5% of the value of its total assets in the securities of any one issuer (other than securities issued by or guaranteed as to principal or interest by the United States Government or any agency or instrumentality thereof) or acquire more than 10% of the voting securities of any issuer. The remaining 25% of assets (other than for the Money Market Fund) may be invested in the securities of one or more issuers without regard to such limitations.

10. The Fund does not intend to invest in companies for the purpose of exercising control or management.

11. The Fund may invest in the securities of one or more other investment companies, subject to the provisions of the 1940 Act, as amended, any other applicable laws or regulations and any applicable exemptive orders issued by the Securities and Exchange Commission.

12. The Fund (except the Money Market Fund) may engage in transactions in financial futures contracts and related options. The Money Market Fund will not engage in transactions in financial futures or related options.

* These limitations apply as of the time of purchase. If through market action the percentage limitations are exceeded, the Fund will not be required to reduce the amount of its holdings in such investments.

The Select International Equity Fund, Core Equity Fund, Equity Index Fund, Select Investment Grade Income Fund and Government Bond Fund have adopted a non-fundamental investment policy that states the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes), under normal circumstances, in a manner consistent with its name. These policies are described in the Prospectus of each Fund. In addition, each such Fund has adopted a policy that it will notify its shareholders at least 60 days before a change in the applicable policy. Any notice required to be given in connection with a change in a Fund’s non-fundamental investment policy will be given in accordance with Rule 35d-1 of the 1940 Act, as applicable, and as such Rule is interpreted from time to time.

Investment Strategies and Techniques

In managing its portfolios of investments, the Trust may make use of the following investment strategies and techniques:

Securities Lending

Each Fund may loan its portfolio securities to broker-dealers pursuant to agreements requiring that the loans be continuously secured by cash, cash equivalents or securities issued or guaranteed by the United States government or its agencies, or any combination of cash, cash equivalents and such securities as collateral equal at all times to at least 102% of the market value of the securities loaned. Such loans are not made if, as a result, the aggregate of all outstanding loans would exceed 33 1/3% of the value of the Fund’s total assets taken at current value. The Fund continues to receive interest or dividends on the securities loaned, and simultaneously earns interest on the investment of the loan collateral in U.S. Treasury securities, certificates of deposit or other high-grade, short-term obligations or interest-bearing cash equivalents or receives a fee from the borrower. Although voting rights, or rights to consent, attendant to securities lent pass to the borrower, such loans may be called at any time and may be called so that the securities may be voted by the Fund if a material event affecting the investment is to occur. There may be risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially. However, loans are made only to firms deemed by the Fund’s investment manager, to be of good standing, and when, in the judgment of the investment manager the consideration which can be earned currently from such securities loans justifies the attendant risk.

Foreign Securities

Each Fund except the Government Bond Fund may purchase foreign securities. The Money Market Fund may invest only in U.S. dollar denominated foreign securities. Accordingly, the relative strength of the U.S. dollar may be an important factor in the performance of the Fund, depending on the extent of the Fund’s foreign investments. Securities of foreign issuers, particularly non-governmental issuers, involve risks which are not associated ordinarily with investing in domestic issuers. These risks include changes in currency exchange rates and currency exchange control regulations. In addition, investments in foreign countries could be affected by other factors generally not thought to be present in the United States, including the unavailability of financial information or the difficulty of interpreting financial information prepared under foreign accounting standards, less liquidity and more volatility in foreign markets, the possibility of expropriation, the possibility of heavy taxation, the impact of political, social or diplomatic developments, limitations on the removal of funds or other assets of a Fund, difficulties in evoking legal process abroad and enforcing contractual obligations, and the difficulty of assessing economic trends in foreign countries. Some foreign securities exchanges may not be as developed or efficient as those in the United States and securities traded on foreign securities exchanges generally are subject to greater price volatility. There is also the possibility of adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation and limitations on the removal of funds or other assets.

Investments in emerging countries involve exposure to economic structures that are generally less diverse and mature than in the United States, and to political systems which may be less stable. In addition, securities of issuers located in emerging countries may have limited marketability and may be subject to more abrupt or erratic price fluctuations. The risk also exists that an emergency situation may arise in one or more emerging markets as a result of which trading of securities may cease or may be substantially curtailed and prices for a Fund’s portfolio securities in such markets may not be readily available. Many emerging market countries have experienced high rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries with emerging markets. Emerging markets generally are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed by the countries with which they trade. In certain markets there have been times when settlements of securities transactions have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions.

The Funds may buy or sell foreign currencies, options on foreign currencies and foreign currency futures contracts and options thereon and, in addition, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may invest in foreign currency forward contracts. Although such instruments may reduce the risk of loss due to a decline in the value of the currency that is sold, they also limit any possible gain which might result should the value of the currency increase. Such instruments will be used primarily to protect a Fund from adverse currency movements; however, they also involve the risk that anticipated currency movements will not be accurately predicted, thus adversely affecting a Fund’s total return. See “Financial Futures Contracts and Related Options” and “Forward Contracts on Foreign Currencies.”

The Funds’ investments may include ADRs. For many foreign securities, there are U.S. dollar-denominated ADRs which are traded in the United States on exchanges or over the counter. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. An ADR may be sponsored by the issuer of the underlying foreign security, or it may be issued in unsponsored form. The holder of a sponsored ADR is likely to receive more frequent and extensive financial disclosure concerning the foreign issuer than the holder of an unsponsored ADR and generally will bear lower transaction charges. Each Fund may invest in both sponsored and unsponsored ADRs. The Select International Equity Fund and the Select Capital Appreciation Fund also may utilize European Depositary Receipts, which are designed for use in European securities markets, and also may invest in Global Depositary Receipts. ADRs and other similar receipts are not subject to a Fund’s limitation on foreign securities, if any.

Obligations in which the Select Investment Grade Income Fund and Government Bond Fund may invest include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Obligations of supranational entities may be supported by appropriated but unpaid commitments of their member countries, and there is no assurance that these commitments will be undertaken or met in the future. A Fund may not invest more than 25% of its assets in debt obligations of supranational entities.

Certain state insurance regulations may impose additional restrictions on a Fund’s holdings of foreign securities.

Forward Commitments

The Select Capital Appreciation Fund, Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund may enter into contracts to purchase securities for a fixed price at a specified future date beyond customary settlement time (“forward commitments”). If the Funds do so, they will maintain cash or other liquid obligations having a value in an amount at all times sufficient to meet the purchase price. Forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date. Although the Funds generally will enter into forward commitments with the intention of acquiring securities for their portfolios, they may dispose of a commitment prior to settlement if the relevant Sub-Adviser deems it appropriate to do so. The Funds may realize short-term gains or losses upon the sale of forward commitments. The Sub-Advisers will monitor the creditworthiness of the parties to such forward commitments.

When-Issued Securities

Each Fund from time to time may purchase securities on a “when-issued” basis or delayed delivery basis. Debt securities and municipal obligations often are issued on this basis. The yield of such securities is fixed at the time a commitment to purchase is made, with actual payment and delivery of the security generally taking place 15 to 45 days later. During the period between purchase and settlement, typically no payment is made by a Fund and no interest accrues to the Fund. The market value of when-issued securities may be more or less than the purchase price payable at settlement date. Purchase of when-issued securities involves the risk that yields available in the market when delivery occurs may be higher than those available when the when-issued order is placed resulting in a decline in the market value of the security. There is also the risk that under some circumstances the purchase of when-issued securities may act to leverage the Fund. The Fund will establish a segregated account with the Custodian in which it will maintain cash or liquid securities at least equal to commitments for when-issued securities.

Repurchase Agreements and Reverse Repurchase Agreements

Each Fund may enter into repurchase agreements. Under a repurchase agreement, a Fund may purchase only instruments in which the Fund is authorized to invest (except, in the case of the Money Market Fund, that such instruments may have remaining maturities in excess of one year), with an agreement that the seller will repurchase the obligation at an agreed upon price and date. Normally, the instruments that are subject to repurchase agreements are obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities or high grade corporate debt securities. The repurchase price reflects an agreed-upon interest rate which is unrelated to the coupon rate on the purchased obligation. Repurchase agreements usually are for short periods, such as under one week, but may be as long as thirty days or more. No repurchase agreement will be effected if, as a result, more than 30% of a Fund’s total assets taken at current value will be invested in repurchase agreements, except that the Money Market Fund may invest up to 100% of its total assets in repurchase agreements. No more than 15% (10% for the Money Market Fund) of a Fund’s total assets taken at current value will be invested in repurchase agreements extending for more than seven days and in other securities which are not readily marketable.

If a seller defaults upon the obligation to repurchase, the Funds may incur a loss if the value of the purchased obligation (collateral) declines, and may incur disposition costs in liquidating the collateral. If bankruptcy proceedings are commenced with respect to a seller, realization upon the collateral by the Funds may be delayed or limited. The seller is required to maintain the value of such instruments at not less than the repurchase price (including accrued interest).

Prior to entering into a repurchase agreement, the Fund’s Sub-Adviser evaluates the creditworthiness of entities with which the Fund proposes to enter into the repurchase agreement. Repurchase agreement guidelines have been established for use by the Funds’ investment manager and Sub-Advisers.

The Select Capital Appreciation Fund also may enter into reverse repurchase agreements. In a reverse repurchase agreement, a fund sells a portfolio security to another party, such as a bank or broker-dealer, in return for cash and agrees to repurchase the instrument at a particular price and at a future date. Reverse repurchase agreement transactions can be considered a form of borrowing by the Fund. Reverse repurchase agreements may be used to provide cash to satisfy unusually heavy redemption requests or for other temporary or emergency purposes without the necessity of selling portfolio securities or to earn additional income on portfolio securities, such as treasury bills and notes. While a reverse repurchase agreement is outstanding, the Fund will maintain cash and appropriate liquid assets in a segregated custodial account to cover its obligation under the reverse repurchase agreement. The Select Capital Appreciation Fund will enter into reverse repurchase agreements only with parties that its Sub-Adviser deems creditworthy.

Writing Covered Options

Each Fund other than the Money Market Fund may write call options and put options on securities which the Fund owns as its Sub-Adviser shall determine to be appropriate and to the extent permitted by applicable law. A call option gives the purchaser of the option the right to buy and a writer the obligation to sell the underlying security at the exercise price at any time prior to the expiration of the option, regardless of the market price of the security during the option period. A premium is paid to the writer as the consideration for undertaking the obligations under the option contract. The writer forgoes the opportunity to profit from an increase in the market price of the underlying security above the exercise price except insofar as the premium represents such a profit.

As the writer of a call option, a Fund receives a premium for undertaking the obligation to sell the underlying security at a fixed price during the option period if the option is exercised. So long as the Fund remains obligated as the writer of a call, it forgoes the opportunity to profit from increases in the market price of the underlying security above the exercise price of the option, except insofar as the premium represents such a profit, and retains the risk of loss should the value of the security decline. The Fund also may enter into “closing purchase transactions” in order to terminate its obligation as the writer of a call option prior to the expiration of the option. There is no assurance that a Fund will be able to effect such transactions at any particular time or at any acceptable price.

The writer of a put option is obligated to purchase specified securities from the option holder at a specified price at any time before the expiration date of the option. The purpose of writing such options is to generate additional income for the Fund, but the Fund accepts the risk that it will be required to purchase the underlying securities at a price in excess of the securities’ market value at the time of purchase.

Option transactions may increase a Fund’s transaction costs and may increase the portfolio turnover rate, depending on how many options written by the Fund are exercised in a particular year.

Purchasing Options

Each Fund other than the Money Market Fund may purchase put and call options to the extent permitted by applicable law. A Fund will not purchase put or call options if after such purchase more than 5% of its net assets, as measured by the aggregate of the premiums paid for all such options held by the Fund, would be so invested. A Fund would also be able to enter into closing sale transactions in order to realize gains or minimize losses on exchange traded options purchased by the Fund.

A Fund normally would purchase call options in anticipation of an increase in the market value of securities. The purchase of a call option entitles the Fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. If the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs during the option period, the Fund would ordinarily realize a gain, if not, the Fund would realize a loss.

A Fund normally would purchase put options in anticipation of a decline in the market value of securities in its portfolio (“protective puts”) or securities of the type in which it may invest. The purchase of a put option would entitle the Fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. Gains or losses on the purchase of put options would tend to be offset by countervailing changes in the value of underlying portfolio securities. A Fund ordinarily would realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise, the Fund would realize a loss on the purchase of the put option.

There is no assurance that a liquid secondary market on an options exchange will exist for a particular option or at a particular time. The hours of trading for options on options exchanges may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying securities markets that cannot be reflected in the option markets. In addition, the purchase of options is a highly specialized activity which depends in part on the Sub-Adviser’s ability to predict future price fluctuations and the degree of correlation between the options and securities markets. A Fund pays brokerage commission or spread in connection with its options transactions as well as for purchases and sales of the underlying securities.

Financial Futures Contracts and Related Options

Each Fund (other than the Money Market Fund) may invest in transactions in financial futures contracts and related options for hedging purposes. In addition, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may utilize futures contracts on foreign currencies and related options. Through certain hedging activities involving such futures contracts and related options, it is possible to reduce the effects of fluctuations in interest rates and the market prices of securities which may be quite volatile. Hedging is a means of transferring a risk which an investor does not desire to assume during an uncertain interest rate or securities market environment to another investor who is willing to assume that risk.

The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may buy and write options on foreign currencies in a manner similar to that in which futures or forward contracts on foreign currencies will be utilized. For example, a decline in the U.S. dollar value of a foreign currency in which portfolio securities are denominated will reduce the U.S. dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of portfolio securities, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may buy put options on the foreign currency. If the value of the currency declines, the Funds will have the right to sell such currency for a fixed amount in U.S. dollars and will offset, in whole or in part, the adverse effect on its portfolio.

Conversely, when a rise in the U.S. dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund and may buy call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Funds from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, if currency exchange rates do not move in the direction or to the extent desired, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund could sustain losses on transactions in foreign currency options that would require such Funds to forgo a portion or all of the benefits of advantageous changes in those rates.

The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund also may write options on foreign currencies. For example, to hedge against a potential decline in the U.S. dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates, the Funds could write a call option on the relevant currency instead of purchasing a put option. If the expected decline occurs, the option will most likely not be exercised and the diminution in value of portfolio securities will be offset by the amount of the premium received.

Similarly, instead of purchasing a call option to hedge against a potential increase in the U.S. dollar cost of securities to be acquired, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Funds to hedge the increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option will constitute only a partial hedge up to the amount of the premium. If exchange rates do not move in the expected direction, the option may be exercised and the Funds would be required to buy or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund also may lose all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may write covered call options on foreign currencies. A call option written on a foreign currency by the Funds is “covered” if the Funds own the underlying foreign currency covered by the call or have an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by the Fund’s custodian) upon conversion or exchange of other foreign currency held in their portfolios. A call option also is covered if the Funds have a call on the same foreign currency and in the same principal amount as the call written if the exercise price of the call held (i) is equal to or less than the exercise price of the call written or (ii) is greater than the exercise price of the call written, if the difference is maintained by the Funds in cash or other liquid assets in a segregated account with the Funds’ custodian.

The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund also may write call options on foreign currencies for cross-hedging purposes that would not be deemed to be covered. A call option on a foreign currency is for cross-hedging purposes if it is not covered but is designed to provide a hedge against a decline due to an adverse change in the exchange rate in the U.S. dollar value of a security that the Funds own or have the right to acquire and that is denominated in the currency underlying the option. In such circumstances, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund collateralize the option by segregating cash or other liquid assets in an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily. The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may invest without limitation in foreign currency options.

Futures Transactions - General

A futures contract on a security is a standardized agreement under which each party is entitled and obligated either to make or to accept delivery, at a particular time, of securities having a specified face value and rate of return on foreign currencies. Currently, futures contracts are available on debt and equity securities and on certain foreign currencies.

Futures contracts are traded on exchanges that are licensed and regulated by the Commodity Futures Trading Commission (“CFTC”). A futures contract on an individual security may be deemed to be a commodities contract. A Fund engaging in a futures transaction initially will be required to deposit and maintain with its Custodian, in the name of its brokers, an amount of cash or U.S. Treasury bills equal to a small percentage (generally less than 5%) of the contract amount to guarantee performance of its obligations. This amount is known as “initial margin.” Margin in a futures transaction is different from margin in a securities transaction, in that financial futures initial margin does not involve the borrowing of funds to finance the transactions. Unlike securities margin, initial margin in a futures transaction is in the nature of a performance bond or good faith deposit on the contract which is returned to the fund upon termination of the financial future, assuming all contractual obligations have been satisfied. As the price of the underlying security fluctuates, making the position in the financial futures more or less valuable, subsequent payments called “maintenance margin” or “variation margin” are made to and from the broker on a daily basis. This process is called “marking to market.”

The purchase and sale of financial futures is for the purpose of hedging against changes in securities prices or interest rates. Hedging transaction serve as a substitute for transactions in the underlying securities and can effectively reduce investment risk. When prices are expected to rise, a fund, through the purchase of futures contracts, can attempt to secure better prices than might be later available in the stock market when it anticipates effecting purchases. Similarly, when interest rates are expected to increase, a fund can seek to offset a decline in the value of its debt securities through the sale of futures contracts.

Options on Financial Futures

The Funds other than the Money Market Fund may use options on futures contracts in connection with hedging strategies. The purchase of put options on futures contracts is a means of hedging the Fund’s portfolio against the risk of declining prices. The purchase of a call option on a futures contract represents a means of hedging against a market advance when a Fund is not invested fully. Depending on the pricing of the option compared with either the futures contract upon which it is based or upon the price of the underlying securities, the option may or may not be less risky than ownership of the futures contract or underlying securities.

The writing of a call option on a futures contract may constitute a partial hedge against declining prices of the securities or currencies which are deliverable upon exercise of the futures contract. If the futures price at expiration is below the exercise price, a Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in the Fund’s holding of securities or currencies.

The writing of a put option on a futures contract is analogous to the purchase of a futures contract. If the option is exercised, the net cost to the Fund of the securities or currencies acquired by it will be reduced by the amount of the option premium received. If, however, market prices have declined, the Fund’s purchase price upon exercise may be greater than the price at which the securities or currencies might be purchased in the cash market.

Limitations on Purchase and Sale of Futures and Related Options

A Fund generally will engage in transactions in futures contracts or related options only as a hedge against changes in the values of securities or currencies held in a Fund’s portfolio or which it intends to purchase, or to a limited extent to engage in non-hedging strategies. A Fund may not purchase or sell a futures contract for non-hedging purposes if immediately thereafter the sum of the amount of margin deposits and amount of variation margins paid from time to time on the Fund’s existing futures and related options positions and premiums paid for related options would exceed 5% of the market value of the Fund’s total assets. The reasons a Fund may engage in non-hedging strategies include: to seek to enhance return and to adjust efficiently the Fund’s overall exposure to certain markets. In instances involving the purchase of futures contracts or call options thereon or the writing of put options thereon by a Fund, an amount of cash and cash equivalents, equal to the market value of the futures contracts and related options (less any related margin deposits), will be deposited in a segregated account with its custodian in the name of the broker to collateralize the position, and thereby insure that the use of such futures contracts and options is unleveraged.

In implementing a Fund’s overall risk management strategy, it is possible that its Sub-Adviser will choose not to engage in any futures transactions or that appropriate futures contracts or related options may not be available. A Fund will engage in futures transactions only for appropriate hedging, risk management or non-hedging purposes. A Fund will not enter into any particular futures transaction unless its Sub-Adviser determines that the particular transaction demonstrates an appropriate correlation with the Fund’s investment objectives and portfolio securities.

Risk of Transactions in Futures

The sale and purchase of futures contracts is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. There are several risks in connection with the use of financial futures by a Fund as a hedging device.

Successful use of financial futures by a Fund is subject to its Sub- Adviser’s ability to predict movements in the direction of interest rates or securities prices and to assess other factors affecting markets for securities. For example, a Fund may hedge against the possibility of an increase in interest rates which would affect adversely the prices of debt securities held in its portfolio. If prices of the debt securities increase instead, the Fund may lose part or all of the benefit of the increased value of the hedged debt securities because it may have offsetting losses in the futures positions. In addition, in this situation, if the Fund has insufficient cash, it may have to sell securities to meet the daily maintenance margin requirements. These sales may be, but will not necessarily be, at increased prices to reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

Another risk arises because of the imperfect correlation between movements in the price of the financial future and movements in the price of the securities or currencies which are the subject of the hedge. First of all, the hours of trading for futures contracts may not conform to the hours during which the underlying assets are traded. To the extent that the futures markets close before the markets for the underlying assets, significant price and rate movements can take place in the underlying asset’s market that cannot be reflected in the futures markets. But even during identical trading hours, the price of the future may move more than or less than the price of the assets being hedged. While a hedge will not be fully effective if the price of the future moves less than the price of the hedged assets, if the price of the hedged assets has moved in an unfavorable direction, the Fund would be in a better position than if it had not hedged at all. On the other hand, if the price of the hedged assets has moved in a favorable direction, this advantage may be offset partially by the price movement of the futures contract. If the price of the futures moves more than the price of the asset, the Fund will experience either a loss or a gain on the futures contract which will not be completely offset by movements in the prices of the assets which are the subject of the hedge.

In addition to the possibility that there may be an imperfect correlation between movements in the futures and the portion of the portfolio being hedged, the market prices of the futures may be affected by certain other factors. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures through offsetting transactions, which could distort the normal relationship between securities or currencies and futures markets. Secondly, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may also cause temporary price or currency distortions. Due to the possibility of price distortion in the futures market and because of the imperfect correlation between movements in the prices of securities or currencies and movements in the prices of futures, a correct forecast of interest rate trends or market price movements by the Sub-Adviser still may not result in a successful hedging transaction over a short time frame.

Positions in futures contracts may be closed out only on an exchange or board of trade which provides a secondary market for such futures. Although the Funds intend to purchase or sell futures only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. Thus, it may not be possible to close a futures position, and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of maintenance margin. However, in the event futures have been used to hedge portfolio positions, such underlying assets will not be sold until the futures can be terminated. In such circumstances, an increase in the price of the underlying assets, if any, may offset partially or completely losses on the future.

Risks of Transactions In Options on Futures

There are several special risks relating to options on futures. First, the ability to establish and close out positions in options is subject to the maintenance of a liquid secondary market. A Fund will not purchase options on futures on any exchange or board of trade unless, in the opinion of its Sub- Adviser, the market for such options is developed sufficiently so that the risks in connection with options on futures transactions are not greater than the risks in connection with futures transactions. Compared with the purchase or sale of futures, the purchase of call or put options on futures involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on futures would result in a loss to the Fund when the purchase or sale of a future would not, such as when there is no movement in the price of the underlying securities. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts, as described above under “Risks of Transactions in Futures.”

An option position may be closed out only on an exchange or board of trade which provides a secondary market for an option of the same series. Although a Fund generally will purchase only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market will exist for any particular option or at any particular time. It might not be possible to effect closing transactions in particular options, with the result that the Fund would have to exercise its options in order to realize any profit and would incur transaction costs upon the sale of financial futures pursuant to the exercise of put options.

Because of the risks and the transaction costs associated with hedging activities, there can be no assurance that a Fund’s portfolio will perform as well as or better than a comparable fund that does not invest in futures contracts or related options.

Forward Contracts on Foreign Currencies

A forward contract is an agreement between two parties in which one party is obligated to deliver a stated amount of a stated asset at a specified time in the future and the other party is obligated to pay a specified invoice amount for the assets at the time of delivery. The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may enter into forward contracts to purchase and sell government securities, foreign currencies or other financial instruments. Forward contracts generally are traded in an interbank market conducted directly between traders (usually large commercial banks) and their customers. Unlike futures contracts which are standardized contracts, forward contracts can be drawn specifically to meet the needs of the parties that enter into them. The parties to a forward contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated exchange. The following discussion summarizes the Select Capital Appreciation Fund’s, Select International Equity Fund’s and Select Growth Fund’s principal uses of forward currency exchange contracts (“forward currency contracts”). The Funds may enter into a forward currency contract with the stated

contract value of up to the value of the Funds’ assets. A forward currency contract is an obligation to buy or sell an amount of a specified currency for an agreed price (which may be in U.S. dollars or a foreign currency). The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund will exchange foreign currencies for U.S. dollars and for other foreign currencies in the normal course of business and may buy and sell currencies through forward currency contracts in order to fix a price for securities they have agreed to buy or sell (“transaction hedge”). The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund also may hedge some or all of their investments denominated in foreign currency against a decline in the value of that currency relative to the U.S. dollar by entering into forward currency contracts to sell an amount of that currency (or a proxy currency whose performance is expected to replicate or exceed the performance of that currency relative to the U.S. dollar) approximating the value of some or all of their portfolio securities denominated in that currency (“position hedge”) or by participating in options or futures contracts with respect to the currency. The Funds also may enter into a forward currency contract with respect to a currency where the Funds are considering the purchase or sale of investments denominated in that currency but have not yet selected the specific investments (“anticipatory hedge”).

In any of these circumstances, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may enter alternatively into a forward currency contract to purchase or sell one foreign currency for a second currency that is expected to perform more favorably relative to the U.S. dollar if their Sub-Advisers believe there is a reasonable degree of correlation between movements in the two currencies (“cross-hedge”).

These types of hedges minimize the effect of currency appreciation as well as depreciation, but do not eliminate fluctuations in the underlying U.S. dollar equivalent value of the proceeds of or rates of return on such Funds’ foreign currency denominated portfolio securities. The matching of the increase in value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. Shifting the Funds’ currency exposure from one foreign currency to another removes the Funds’ opportunity to profit from increases in the value of the original currency and involves a risk of increased losses to the Funds if their Sub-Advisers’ projections of future exchange rates is inaccurate. Proxy hedges and cross-hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which hedged securities are denominated. Unforeseen changes in currency prices may result in poorer overall performance for the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund than if they had not entered into such contracts.

The Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund will cover outstanding forward currency contracts by maintaining liquid portfolio securities denominated in or whose value is tied to the currency underlying the forward contract or the currency being hedged. To the extent that the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund are not able to cover their forward currency positions with underlying portfolio securities, the Funds’ custodian will segregate cash or liquid assets having a value equal to the aggregate amount of its commitments under forward contracts entered into with respect to position hedges, cross-hedges and anticipatory hedges. If the value of the securities used to cover a position or the value of segregated assets declines, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund will find alternative cover or segregate additional cash or liquid assets on a daily basis so that the value of the covered segregated assets will be equal to the amount of the Funds’ commitments with respect to such contracts. As an alternative to segregating assets, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may buy call options permitting it to buy the amount of foreign currency being hedged by a forward sale contract or the Funds may buy put options permitting them to sell the amount of foreign currency subject to a forward buy contract.

While forward contracts currently are not regulated by the CFTC, the CFTC may in the future assert authority to regulate forward contracts. In such event, the Select Capital Appreciation Fund’s, Select International Equity Fund’s and Select Growth Fund’s ability to utilize forward contracts may be restricted. In addition, the Select Capital Appreciation Fund, Select International Equity Fund and Select Growth Fund may not always be able to enter into forward contracts at attractive prices and may be limited in their ability to use these contracts to hedge portfolio assets.

Swap and Swap-Related Products

The Select Capital Appreciation Fund may enter into interest rate swaps, caps, and floors on either an asset-based or liability-based basis, depending upon whether it is hedging its assets or its liabilities, and will usually enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments). Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest; for example, an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. An index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indices. The purchase of a cap entitles the purchaser to receive payments on a notional principal amount from the party selling such cap to the extent that a specified index exceeds a predetermined interest rate or amount. The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling such floor to the extent that a specified index falls below a predetermined interest rate or amount.

The net amount of the excess, if any, of the Fund’s obligations over its entitlement with respect to each interest rate swap will be calculated on a daily basis and an amount of cash or other liquid assets having an aggregate net asset value at least equal to the accrued excess will be maintained in a segregated account by the Fund’s custodian. If the Fund enters into an interest rate swap on other than a net basis, it will maintain a segregated account in the full amount accrued on a daily basis of its obligations with respect to the swap. The Fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated in one of the three highest rating categories of at least one nationally recognized statistical rating organization at the time of entering into such transaction. The Sub-Adviser will monitor the creditworthiness of all counterparties on an ongoing basis. If there is a default by the other party to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps. To the extent the Fund sells (i.e., writes) caps and floors, it will segregate cash or high-grade liquid assets having an aggregate net asset value at least equal to the full amount on a daily basis of its obligations with respect to any caps or floors.

There is no limit on the amount of interest rate swap transactions that may be entered into by the Fund. These transactions may in some instances involve the delivery of securities or other underlying assets to the Fund or its counterparty to collateralize obligations under the swap. Under the documentation currently used in those markets, the risk of loss with respect to interest rates swaps is limited to the net amount of the payments that the Fund is obligated contractually to make. If the other party to an interest rate swap that is not collateralized defaults, the Fund would risk the loss of the net amount of the payments that it contractually is entitled to receive. The Fund may buy and sell (i.e., write) caps and floors without limitation, subject to the segregation requirement described above.

Additional Risks of Options on Foreign Currencies, Forward Contracts and Foreign Instruments

Unlike transactions entered into by the Funds in futures contracts, options on foreign currencies and forward contracts are not traded on contract markets regulated by the CFTC or (with the exception of certain foreign currency options) by the Securities and Exchange Commission (“SEC”). To the contrary, such instruments are traded through financial institutions acting as market-makers, although foreign currency options also are traded on certain exchanges, such as the Philadelphia Stock Exchange and the Chicago Board Options Exchange, subject to SEC regulation. Similarly, options on currencies may be traded over-the-counter. In an over-the-counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements therefore could continue to an unlimited extent over a period of time. Although the buyer of an option cannot lose more than the amount of the premium plus related transaction costs, this entire amount could be lost. Moreover, an option writer and a buyer or seller of futures or forward contracts could lose amounts substantially in excess of any premium received or initial margin or collateral posted due to the potential additional margin and collateral requirements associated with such positions.

Options on foreign currencies traded on exchanges are within the jurisdiction of the SEC, as other securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transactions. In particular, all foreign currency option positions entered into on an exchange are cleared and guaranteed by the Office of the Comptroller of the Currency (“OCC”), thereby reducing the risk of counterparty default. Further, a liquid secondary market in options traded on an exchange may be more readily available than in the over-the-counter market, potentially permitting a Fund to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of the availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC which has established banking relationships in applicable foreign countries for this purpose. As a result, the OCC, if it determines that foreign government restrictions or taxes would prevent the orderly settlement of foreign currency option exercises or would result in undue burdens on the OCC or its clearing member, may impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery, the fixing of dollar settlement prices or prohibitions on exercise.

In addition, options on U.S. Government securities, futures contracts, options on futures contracts, forward contracts and options on foreign currencies may be traded on foreign exchanges and over-the-counter in foreign countries. Such transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of such positions also could be adversely affected by (i) other complex foreign political and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in a Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements from those in the United States and (v) low trading volume.

Exchange Traded Funds (ETF’s)

These are a type of investment company whose securities are offered on an exchange. An ETF represents a fixed portfolio of securities designed to track a particular market index. The Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Growth Fund, Core Equity Fund and Equity Index Fund may invest in ETF’s to temporarily gain exposure to a portion of the U.S. or a foreign market while awaiting purchase of certain of the ETF’s underlying securities. The risks of investing in an ETF generally reflect the risks of owning securities on the index the ETF is designed to track, although any lack of liquidity associated with an investment in an ETF could result in greater volatility in the ETF securities. Additionally, ETF securities are subject to management fees, which means the cost of an investment in an ETF may be higher than if the Fund had purchased the underlying securities directly. The Separate Accounts and the Funds will be required to treat an investment in an ETF as the security of a single issuer for the purposes of the diversification standards the Separate Accounts and each Fund must satisfy to qualify for favorable tax treatment available to holders of variable annuity and variable life contracts. For additional details, please see “Taxation of the Funds of the Trust.”

Restricted Securities

Each Fund may invest up to 15% (10% for the Money Market Fund) of its net assets in restricted securities (and securities deemed to be illiquid) unless the Board of Trustees determines that such restricted securities are liquid. The Board of Trustees has adopted guidelines and delegated to Allmerica Financial Investment Management Services, Inc. (the “Manager” or “AFIMS”) the daily function of determining and monitoring liquidity of restricted securities. The Board, however, will retain sufficient oversight and be responsible ultimately for the determinations. Since it is not possible to predict with assurance exactly how this market for restricted securities sold and offered under Rule 144A will develop, the Board will monitor carefully a Fund’s investments in securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. Because market quotations are less readily available, judgment at times may play a greater role in valuing these securities than in the case of unrestricted securities.

Investments in Money Market Securities

Each Fund may hold at least a portion of its assets in cash equivalents or money market instruments. There is always the risk that the issuer of a money market instrument may be unable to make payment upon maturity. The Money Market Fund may hold uninvested cash reserves pending investment during temporary, defensive periods or if, in the opinion of the Sub-Adviser, suitable securities are not available for investment. Securities in which the Money Market Fund may invest may not earn as high a level of current income as long-term, lower quality securities which, however, generally have less liquidity, greater market risk and more fluctuation in market value.

High Yield Securities

Corporate debt securities purchased by the Select Capital Appreciation Fund and Select Growth Fund will be rated at the time of purchase B or better by Moody’s or S&P, or equivalently rated by another NRSRO, or unrated but believed by the relevant Sub-Adviser to be of comparable quality under the guidelines established for the Funds. The Select Growth Fund may not invest more than 15% of its assets and the Select Capital Appreciation Fund may not invest more than 5% of its assets at the time of investment in securities rated below Baa by Moody’s or BBB by S&P, or equivalently rated by another NRSRO, or unrated but believed by the Sub-Adviser to be of comparable quality. Securities rated B by Moody’s or S&P (or equivalently by another NRSRO) are below investment grade and are considered, on balance, to be predominantly speculative with respect to capacity to pay interest and repay principal and will generally involve more credit risk than securities in the higher rating categories.

Periods of economic uncertainty and changes can be expected to result in increased volatility of market prices of lower-rated securities, commonly known as “high yield” securities or “junk bonds,” and of the asset value of the Select Capital Appreciation Fund and Select Growth Fund. Many issuers of high yield corporate debt securities are leveraged substantially at times, which may impair their ability to meet debt service obligations. Also, during an economic downturn or substantial period of rising interest rates, highly leveraged issuers may experience financial stress.

The lack of a liquid secondary market in certain lower-rated securities may have an adverse impact on their market price and the ability of a Fund to dispose of particular issues when necessary to meet its liquidity needs or in response to a specific economic event such as a deterioration in the credit-worthiness of the issuer. In addition, a less liquid market may interfere with the ability of a Fund to value accurately high yield securities and, consequently, value a Fund’s assets. Furthermore, adverse publicity and investor perceptions may decrease the value and liquidity of high yield securities. It is reasonable to expect any recession to disrupt severely the market for high yield fixed-income securities, have an adverse impact on the value of such securities and adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon. The market prices of lower-rated securities are generally less sensitive to interest rate changes than higher-rated investments, but more sensitive to adverse economic or political changes or individual developments specific to the issuer. Periods of economic or political uncertainty and change can be expected to result in volatility of prices of these securities.

The Funds also may invest in unrated debt securities of foreign and domestic issuers. Unrated debt, while not necessarily of lower quality than rated securities, may not have as broad a market. Sovereign debt of foreign governments generally is rated by country. Because these ratings do not take into account individual factors relevant to each issue and may not be updated regularly, the Sub-Adviser may treat such securities as unrated debt. Unrated debt securities and securities with different ratings from more than one agency will be included in the 15% and 25% limits of the Funds as stated above, unless such Fund’s Sub-Adviser deems such securities to be the equivalent of investment grade securities.

Asset-Backed Securities

The Core Equity Fund, Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund may purchase asset-backed securities, which represent a participation in, or are secured by and payable from, a stream of payments generated by particular assets, frequently a pool of assets similar to one another. Assets generating such payments include instruments such as motor vehicle installment purchase obligations, credit card receivables and home equity loans. Payment of principal and interest may be guaranteed for certain amounts and time periods by a letter of credit issued by a financial institution unaffiliated with the issuer of the securities. The estimated life of an asset-backed security varies with the prepayment experience of the underlying debt instruments. The rate of such prepayments, and hence the life of the asset-backed security, will be primarily a function of current market rates, although other economic and demographic factors will be involved. Under certain interest rate and prepayment rate scenarios, the Funds may fail to recoup fully their investment in asset-backed securities. A Fund will not invest more than 20% of its total assets in asset-backed securities.

Mortgage-Backed Securities

The Select Investment Grade Income Fund and Government Bond Fund may invest in mortgage-backed securities which are debt obligations secured by real estate loans and pools of loans on single family homes, multi-family homes, mobile homes and, in some cases, commercial properties. The Funds may acquire securities representing an interest in a pool of mortgage loans that are issued or guaranteed by a U.S. government agency such as Ginnie Mae, Fannie Mae and Freddie Mac.

Mortgage-backed securities are in most cases “pass-through” instruments through which the holder receives a share of all interest and principal payments from the mortgages underlying the certificate. Because the prepayment characteristics of the underlying mortgages vary, it is not possible to predict accurately the average life or realized yields of a particular issue of pass-through certificates. During periods of declining interest rates, prepayment of mortgages underlying mortgage-backed securities can be expected to accelerate. When the mortgage obligations are prepaid, the Funds reinvest the prepaid amounts in securities, the yield of which reflects interest rates prevailing at the time. Moreover, prepayment of mortgages that underlie securities purchased at a premium could result in losses.

The Funds also may invest in multiple class securities issued by U.S. government agencies and instrumentalities such as Fannie Mae, Freddie Mac and Ginnie Mae, including guaranteed collateralized mortgage obligations (“CMOs”) and Real Estate Mortgage Investment Conduit (“REMIC”) pass-through or participation certificates, when consistent with the Funds’ investment objective, policies and limitations. A CMO is a type of bond secured by an underlying pool of mortgages or mortgage pass-through certificates that are structured to direct payment on underlying collateral to different series or classes of obligations. A REMIC is a CMO that qualifies for special tax treatment under the Internal Revenue Code and invests in certain mortgages principally secured by interests in real property and other permitted investments.

CMOs and guaranteed REMIC pass-through certificates (“REMIC Certificates”) issued by Fannie Mae, Freddie Mac and Ginnie Mae are types of multiple pass-through securities. Investors may purchase beneficial interests in REMICs, which are known as “regular” interests or “residual” interests. The Funds currently do not intend to purchase residual interests in REMICs. The REMIC Certificates represent beneficial ownership interests in a REMIC trust, generally consisting of mortgage loans or Fannie Mae, Freddie Mac or Ginnie Mae guaranteed mortgage pass-through certificates. The obligations of Fannie Mae or Freddie Mac under their respective guaranty of the REMIC Certificates are obligations solely of Fannie Mae or Freddie Mac, respectively.

Fannie Mae REMIC Certificates are issued and guaranteed as to timely distribution of principal and interest by Fannie Mae. In addition, Fannie Mae will be obligated to distribute the principal balance of each class of REMIC Certificates in full, whether or not sufficient funds are available otherwise.

For Freddie Mac REMIC Certificates, Freddie Mac guarantees the timely payment of interest and also guarantees the payment of principal as payments are required to be made on the underlying mortgage participation certificates (“PCs”). PCs represent undivided interests in specified residential mortgages or participations therein purchased by Freddie Mac and placed in a PC pool. With respect to principal payments on PCs, Freddie Mac generally guarantees ultimate collection of all principal of the related mortgage loans without offset or deduction. Freddie Mac also guarantees timely payment of principal on certain PCs referred to as “Gold PCs.”

Ginnie Mae REMIC Certificates guarantee the full and timely payment of interest and principal on each class of securities (in accordance with the terms of those classes). This Ginnie Mae guarantee is backed by the full faith and credit of the United States.

REMIC Certificates issued by Fannie Mae, Freddie Mac and Ginnie Mae are treated as U.S. government securities for purposes of investment policies. There can be no assurance that the U.S. Government will continue to provide financial support to Fannie Mae, Freddie Mac or Ginnie Mae in the future.

Stripped Mortgage-Backed Securities

The Select Investment Grade Income Fund and Government Bond Fund may invest in stripped mortgage-backed securities (“SMBS”). SMBS are derivative multiclass mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.

SMBS usually are structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. One type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In some cases, one class will receive all of the interest (the interest-only or “IO” class) while the other class will receive all of the principal (the principal-only or “PO” class). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including prepayment on the related underlying mortgage assets), and a rapid rate of principal payments may have a material, adverse effect on a portfolio yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Funds may fail to recoup fully their initial investment in these securities even if the security is in one of the highest rating categories. Certain SMBS may be deemed “illiquid” and subject to the Funds’ limitations on investment in illiquid securities. The market value of the PO class generally is unusually volatile in response to changes in interest rates. The yields on a class of SMBS that receives all or most of the interest from mortgage assets generally are higher than prevailing market yields in other mortgage-backed securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be recouped fully. The Sub-Adviser will seek to manage these risks (and potential benefits) by investing in a variety of such securities and by using certain hedging techniques.

Financing Transactions

To earn additional income, the Select Investment Grade Income Fund may employ trading strategies which involve the sale and simultaneous agreement to repurchase similar securities (“mortgage dollar rolls”) or the purchase and simultaneous agreement to sell similar securities (“reverse mortgage dollar rolls”). The securities traded are mortgage securities and bear the same interest rate but will be collateralized by different pools of mortgages. During the period between the sale and repurchase in a mortgage dollar roll transaction, the Fund will not be entitled to receive interest and principal payments on the securities sold but will invest the proceeds of the sale in other securities which may enhance the yield and total return. During the period between the purchase and subsequent sale in a reverse mortgage dollar roll transaction the Fund is entitled to interest and principal payments on the securities purchased. Losses may arise due to changes in the value of the securities or if the counterparty does not perform under the terms of the agreement. If the counterparty files for bankruptcy or becomes insolvent, the Fund’s right to repurchase or sell securities may be limited.

Interest-Only and Principal-Only Treasury Securities

The Government Bond Fund may invest in separately-traded principal and interest components of U.S. Treasury securities. Treasury securities are high-quality securities issued or guaranteed by the U.S. Government and backed by the full faith and credit of the U.S. Treasury. Treasury securities include Treasury bills, notes and bonds, which may differ only in their interest rates, maturities and times of issuance. The yield to maturity on an interest-only Treasury security is extremely sensitive to the rate of principal payments, and a rapid rate of principal payments may have a material, adverse effect on the portfolio’s yield to maturity from these securities. The market value of principal-only Treasury securities is unusually volatile in response to changes in interest rates.

Municipal Securities

The Money Market Fund may invest in municipal bonds. Municipal securities are debt obligations issued by or on behalf of states, cities, municipalities and other public authorities. The two principal classifications of municipal securities are “general obligation” securities and “revenue” securities. General obligation securities are secured by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue securities are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source such as the user of a facility being financed. Revenue securities may include private activity bonds. Such bonds may be issued by or on behalf of public authorities to finance various privately operated facilities and are not payable from the unrestricted revenues of the issuer. As a result, the credit quality of private activity bonds is frequently related directly to the credit standing of private corporations or other entities. In addition, the interest on private activity bonds issued after August 7, 1986 is subject to the federal alternative minimum tax.

Municipal securities can be significantly affected by political changes as well as uncertainties in the municipal market related to taxation, legislative changes, or the rights of municipal security holders. Because many municipal securities are issued to finance similar projects, especially those relating to education, health care, transportation and utilities, conditions in those sectors can affect the overall municipal market. In addition, changes in the financial condition of an individual municipal issuer can affect the overall municipal market.

Hedging Techniques and Investment Practices

The Select Capital Appreciation Fund and Select International Equity Fund may employ certain strategies in order to manage exchange rate risks. For example, the Funds may hedge some or all of their investments denominated in a foreign currency against a decline in the value of that currency. The Funds may enter into contracts to sell that foreign currency for U.S. dollars (not exceeding the value of a Fund’s assets denominated in or exposed to that currency) or by participating in options on futures contracts with respect to such currency (“position hedge”). The Funds also could hedge that position by selling a second currency that is expected to perform similarly to the currency in which portfolio investments are denominated for U.S. dollars (“proxy hedge”). The Funds also may enter into a forward contract to sell the currency in which the security is denominated for a second currency that is expected to perform better relative to the U.S. dollar if their Sub-Adviser believes there is a reasonable degree of correlation between movements in the two currencies (“cross-hedge”). As an operational policy, the Funds will not commit more than 10% of their assets to the consummation of cross-hedge contracts and either will cover currency hedging transactions with liquid portfolio securities denominated in or whose value is tied to the applicable currency or segregate liquid assets in the amount of such commitments. In addition, when the Funds anticipate repurchasing securities denominated in a particular currency, the Funds may enter into a forward contract to purchase such currency in exchange for the dollar or another currency (“anticipatory hedge”).

These strategies minimize the effect of currency appreciation as well as depreciation, but do not protect against a decline in the underlying value of the hedged security. In addition, such strategies may reduce or eliminate the opportunity to profit from increases in the value of the original currency and may have an adverse impact on a Fund’s performance if its Sub-Adviser’s projection of future exchange rates is inaccurate.

Stand-By Commitments

The Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund may enter into Stand-by Commitments. Under a stand-by commitment, a dealer agrees to purchase from the Fund, at the Fund’s option, specified securities at a specified price. Stand-by commitments are exercisable by the Fund at any time before the maturity of the underlying security, and may be sold, transferred or assigned by the Fund only with respect to the underlying instruments.

Although stand-by commitments are often available without the payment of any direct or indirect consideration, if necessary or advisable, the Fund may pay for a stand-by commitment either separately in cash or by paying a higher price for securities which are acquired subject to the commitment.

Where the Fund pays any consideration directly or indirectly for a stand-by commitment, its cost will be reflected as unrealized depreciation for the period during which the commitment is held by the Fund.

The Fund will enter into stand-by commitments only with banks and broker-dealers which present minimal credit risks. In evaluating the creditworthiness of the issuer of a stand-by commitment, the Sub-Adviser will review periodically the issuer’s assets, liabilities, contingent claims and other relevant financial information.

The Fund will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise its rights thereunder for trading purposes. Stand-by commitments will be valued at zero in determining the Fund’s net asset value.

Portfolio Turnover

The portfolio turnover rate for a Fund is calculated by dividing the lesser of purchases or sales of portfolio securities by the Fund for a given year by the monthly average of the value of the Fund’s portfolios securities for that year. The purchase or sale of all securities whose maturities or expiration dates at the time of acquisition are less than 12 months and of money market funds or amounts too small to invest in short-term obligations are not included in the portfolio turnover rate.

A higher portfolio turnover rate may involve corresponding greater brokerage commissions and other transaction costs, which would be borne directly by the Fund, as well as additional realized gains and/or losses to shareholders. Following the table are explanations of any significant variations in the Funds’ portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate.

Fund	December 31, 2003	December 31, 2002
Select Capital Appreciation Fund	46%	41%
Select Value Opportunity Fund	117%	94%
Select International Equity Fund	28%	14%
Select Growth Fund	75%	125	%*
Core Equity Fund	27%	115	%**
Equity Index Fund	23%	10%
Select Investment Grade Income Fund	192%	130	%***
Government Bond Fund	55%	79%
Money Market Fund	N/A	N/A

*	The turnover ratio decreased in 2003, returning to a more normalized turnover ratio.

**	[ ]

***	The turnover ratio increased in 2003 compared to 2002 due to increased trading following the merger of the Select Strategic Income Fund in to this fund.

MANAGEMENT OF THE TRUST

The Trust is managed by a Board of Trustees. The Trustees have overall responsibility for implementation of the investment policies and operations of the Funds of the Trust. The Board of Trustees of the Trust holds regular quarterly meetings and at other times on an as needed basis. The Trustees do not serve specified terms, and will serve until their resignation or removal. The affairs of the Trust are conducted in accordance with the Bylaws adopted by the Trustees and the applicable laws of the Commonwealth of Massachusetts, the state in which the Trust is organized. The following tables provide biographical information about each of the Trustees, including both the Trustees who are “interested persons” of the Trust, as defined in the 1940 Act, and those Trustees who are not “interested persons” of the Trust.

Name, Address and Age	Position(s) Held with Trust(1)	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years(1)	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee

P. Kevin Condron (58)	Trustee, Member of the Audit Committee and Fund Operations Committee	Indefinite Served Since 1998	President and Chief Executive Officer, The Granite Group (wholesale plumbing and heating), 1997-present.	10	Director, Banknorth Group.

Jocelyn S. Davis (50)	Trustee, Member of the Audit Committee and Fund Operations Committee	Indefinite Served Since 2001	President, Nelson Hart, LLC (consulting), 2002-present; Beers & Cutler (professional services), 2001-2002; Chief Financial Officer, AARP (non-profit), 1996-2001.	10	None

Cynthia A. Hargadon (49)	Trustee, Member of the Fund Operations Committee, Investment Operations Committee and Governance Committee	Indefinite Served Since 1997	President and Chief Investment Officer, PlanTools, LLC (consulting), 2003-present; Managing Director, McHenry Group, 2003-present; President, Hargadon Associates (asset management consulting), 2002-2003; President, Potomac Asset Management, Inc., 2000-2002; Director of Investments, National Automobile Dealers Association, 1999-2000; President, Stable Value Investment Association (investment trade group), 1996-1999.	10	Director, Wilshire Target Funds, 2001-present.

T. Britton Harris, IV (45)	Trustee, Member of the Investment Operations Committee, Governance Committee and Fund Operations Committee	Indefinite Served Since 2001	President, Verizon Investment Management Corporation, 1990-present.	10	None

Gordon Holmes (65)	Trustee, Chairman of the Audit Committee and Member of the Fund Operations Committee	Indefinite Served Since 1991	Instructor at Bentley College, 1998-present; Certified Public Accountant; Retired Partner, Tofias, Fleishman, Shapiro & Co., P.C. (Accountants).	10	None

Attiat F. Ott (68)	Trustee, Chairman of the Fund Operations Committee and Member of the Audit Committee	Indefinite Served Since 1982	Professor of Economics and Director of the Institute for Economic Studies, Clark University, 940 Main Street, Worcester, MA.	10	None

Ranne P. Warner (59)	Trustee, Chairman of the Governance Committee, Member of the Fund Operations Committee and Investment Operations Committee	Indefinite Served Since 1991	President, Centros Properties, USA; Owner, Ranne P. Warner and Company; Blackstone Exchange LLC (real estate) 2001-present.	10	Director, Wainwright Bank & Trust Co. (commercial bank).

Interested Trustees, Officers

Paul T. Kane (47)	Assistant Vice President and Treasurer (Principal Accounting and Principal Financial Officer)	1 Year Term Served Since 1999	Assistant Vice President, First Allmerica Financial Life Insurance Company (“First Allmerica”) since June 1999; Vice President/Treasurer of Tax & Financial Services, BISYS Fund Services, 1997-1999; Director of Shareholder Reporting, Fidelity Investments, 1992-1997.	N/A	None

*John P. Kavanaugh (49)	Chairman, Trustee and President, Chairman of the Investment Operations Committee	1 Year Term Indefinite Term as Trustee Served Since 1995	President, Opus Investment Management, Inc. (“Opus”); Vice President, Director, Chief Investment Officer, First Allmerica and Allmerica Financial Life Insurance and Annuity Company (“Allmerica Financial Life”).	10	None

*Edward J. Parry III (44)	Trustee	Indefinite Served Since 2004	Senior Vice President, Director, Chief Financial Officer, Allmerica Financial Corporation, First Allmerica and Allmerica Financial Life; Director.	10	None

George M. Boyd (59)	Secretary	1 Year Term Served Since 1997	Counsel, First Allmerica.	N/A	None

Richard J. Litchfield (36)	Vice President	1 Year Term Served Since 1995	Vice President and Portfolio Manager, Opus, 1995-present.	N/A	None

Eric M. Trigilio (31)	Vice President	1 Year Term Served Since 2003	Assistant Vice President, Opus, First Allmerica and Allmerica Financial; Portfolio Manager, Boston Advisors, Inc. prior to 2003.	N/A	None

Ann K. Tripp (45)	Vice President	1 Year Term Served Since 2000	Vice President, Opus, 1993-present; Vice President, First Allmerica and Allmerica Financial Life.	N/A	None

Donald P. Wayman (46)	Vice President	1 Year Term Served Since 2003	Allmerica Investment Advisory, Services 2003-present; Allmerica Stable Value Investments, 2000-2003; Allmerica Financial Services-Retirement Services prior to 2000.	N/A	None

* Messrs. Kavanaugh and Parry are “interested persons”, as defined in the Investment Company Act of 1940 as amended, of the Trust and of Allmerica Financial Corporation (“AFC”) because of their affiliations with AFC.

(1) The individuals listed hold the same positions with Allmerica Securities Trust, a closed-end management investment company which is a part of the Trust complex that includes the Trust.

The Trust’s Fund Operations Committee is composed entirely of Trustees who are not interested persons of the Trust, AFC or its affiliates. Currently, Dr. Ott (Chairperson), Mr. Condron, Ms. Davis, Ms. Hargadon, Mr. Harris, Mr. Holmes and Ms. Warner comprise the Committee. The Committee separately reviews and makes recommendations to the Trustees on a variety of matters, including the various contractual arrangements between the Trust and its investment adviser and shareholder servicing agent, proposals to continue or modify the terms of such agreements, and certain matters where there may be a possible conflict of interest between the interests of the Trust and AFC or its affiliates. During the fiscal year ended December 31, 2003, the Committee had one (1) meeting relating to the Trust.

The Trust’s Audit Committee is composed entirely of Trustees who are not interested persons of the Trust, AFC or its affiliates. Currently, Mr. Holmes (Chairperson), Mr. Condron, Ms. Davis and Dr. Ott comprise the Committee. This Committee reviews and evaluates the audit function, including selection of the independent accountants for the Trust, reviewing all auditing procedures and arrangements and reviewing qualifications of key personnel performing audit work. During the fiscal year ended December 31, 2003 the Committee had four (4) meetings relating to the Trust.

The Trust’s Investment Operations Committee is composed of three Trustees who are not interested persons of the Trust, AFC or its affiliates; two Trustees who are interested persons. Currently, Mr. Kavanaugh (Chairperson), Ms. Hargadon, Mr. Harris, Mr. Parry and Ms. Warner are the Trustees who serve on the Committee. The Committee monitors investment adviser performance and analyzes Fund data. During the fiscal year ended December 31, 2003, the Committee had four (4) meetings relating to the Trust.

The Trust’s Governance Committee is composed entirely of Trustees who are not interested persons of the Trust, AFC or its affiliates. Currently Ms. Warner (Chairperson), Ms. Hargadon and Mr. Harris comprise the Committee. The Committee is charged with the duties of reviewing the composition and compensation of the Trustees, as the Trust does not have a compensation committee. The Committee also is responsible for proposing additional non-interested Trustees for election to the Board and for reviewing major personnel changes of the Trust. During the fiscal year ended December 31, 2003, the Committee had three (3) meetings relating to the Trust. The Governance Committee will consider nominees recommended by Shareholders. Recommendations should be submitted in writing to the Committee in care of the Secretary of the Trust.

The Trustees who are not directors, officers, or employees of the Trust or any investment adviser are reimbursed for their travel expenses in attending meetings of the Trust.

OWNERSHIP OF SHARES BY DISINTERESTED

TRUSTEES AS OF DECEMBER 31, 2003

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Trustee in Family of Investment Companies
P. Kevin Condron	None	$1 - $10,000
Jocelyn S. Davis	None	None
Cynthia A. Hargadon	None	$1,000 - $10,000
T. Britton Harris	None	None
Gordon Holmes	None	$1 - $10,000
Attiat F. Ott	None	$1 - $10,000
Ranne P. Warner	None	$1 - $10,000

OWNERSHIP OF SHARES BY INTERESTED

TRUSTEES AS OF DECEMBER 31, 2003

Name of Trustee	Dollar Range of Equity Securities in the Trust	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Trustee in Family of Investment Companies
John P. Kavanaugh	None	$1 - $10,000
Edward J. Parry, III	None	None

Listed below is the compensation paid to each Trustee by the Trust and by all funds in the Trust complex for the fiscal year ended December 31, 2003. The Trust currently does not provide any pension or retirement benefits for its Trustees or officers.

COMPENSATION TABLE FOR DISINTERESTED TRUSTEES

Name of Person and Position	Aggregate Compensation Fund from Trust	Total Compensation from Trust and Complex Paid to Trustees
P. Kevin Condron Trustee, Member of the Audit Committee and Fund Operations Committee	$32,777	$35,250
Jocelyn S. Davis Trustee, Member of the Audit Committee and Fund Operations Committee	$32,777	$35,250
Cynthia A. Hargadon Trustee, Member of the Fund Operations Committee, Investment Operations Committee and Governance Committee	$37,246	$39,750
T. Britton Harris, IV Trustee, Member of the Governance Committee and Investment Operations Committee	$36,996	$39,500

Name of Person and Position	Aggregate Compensation Fund from Trust	Total Compensation from Trust and Complex Paid to Trustees
Gordon Holmes Trustee, Chairman of the Audit Committee and Member of the Fund Operations Committee	$34,268	$36,750

Attiat F. Ott Trustee, Chairman of the Fund Operations Committee and Member of the Audit Committee	$35,268	$37,750
Ranne P. Warner Trustee, Chairman of the Governance Committee, Member of the Fund Operations Committee and Investment Operations Committee	$37,494	$40,000

COMPENSATION TABLE FOR INTERESTED TRUSTEES

John P. Kavanaugh Chairman, Trustee and President, Chairman of the Investment Operations Committee	None	None
Edward J. Parry, III Trustee and Member of the Investment Operations Committee	None	None

Sales Loads - There are no arrangements that result in breakpoints in, or elimination of, sales loads for Trustees and other affiliated persons of the Trust.

Codes of Ethics - The Trust, AFIMS, the Sub-Advisers and the Distributor, VeraVest Investments, Inc. (“VII”), have adopted codes of ethics under Rule 17j-1 of the 1940 Act which permit personnel subject to such codes to invest in securities, including securities that may be purchased or held by the Funds of the Trust.

Proxy Voting Policies - The Trustees of the Trust have delegated proxy voting authority and responsibility for each Fund to its Sub-Adviser or Sub-Advisers. Attached to this SAI as Appendix II are copies of the proxy voting policies and procedures of each of the Sub-Advisers.

CONTROL PERSON AND PRINCIPAL HOLDERS OF SECURITIES

The Trust was established as a Massachusetts business trust under the laws of Massachusetts by an Agreement and Declaration of Trust dated October 11, 1984 (the “Trust Declaration”). AFIMS is the Manager of the Trust. The shares of each of the Funds of the Trust currently are purchased only by Separate Accounts established by First Allmerica or Allmerica Financial Life for the purpose of funding variable annuity contracts and variable life insurance policies. The Trust has obtained an exemptive order from the Securities and Exchange Commission to permit Fund shares to be sold to variable annuity and variable life insurance separate accounts of both affiliated and unaffiliated life insurance companies and certain qualified pension and retirement plans. The Separate Accounts of First Allmerica or its affiliates are the shareholders of the Trust. As of     , 2004, the Trustees and officers of the Trust, as a group, owned less than 1% of the outstanding shares of any Fund. AFIMS, First Allmerica and Allmerica Financial Life are direct or indirect wholly-owned subsidiaries of Allmerica Financial Corporation (“AFC”), a publicly-traded Delaware holding company for a group of affiliated companies. The address of AFIMS, First Allmerica, Allmerica Financial Life and AFC is 440 Lincoln Street, Worcester, MA 01653.

AFIMS, Allmerica Financial Life and First Allmerica are organized in Massachusetts.

INVESTMENT MANAGEMENT AND OTHER SERVICES

The overall responsibility for the supervision of the affairs of the Trust vests in the Board of Trustees of the Trust which meets on a quarterly basis. AFIMS serves as investment manager of the Trust pursuant to a management agreement between the Trust and the Manager (the “Management Agreement”). The Manager is responsible for the management of the Trust’s day-to-day business affairs and has general responsibility for the management of the investments of the Funds. The Manager has entered into sub-adviser agreements (the “Sub-Adviser Agreements”) with different investment advisory firms (the “Sub-Advisers”) to manage each of the Funds, at its expense, subject to the requirements of the 1940 Act, as amended. Each Sub-Adviser, which has been selected on the basis of various factors including management experience, investment techniques, and staffing, is authorized to engage in portfolio transactions on behalf of the applicable Fund subject to such general or specific instructions as may be given by the Trustees and/or the Manager.

The Sub-Advisers have been selected by the Manager and Trustees in consultation with CRA RogersCasey, Inc. (“CRA RogersCasey”), a pension consulting firm. CRA RogersCasey is wholly controlled by CRA, Inc. The cost of such consultation is borne by the Manager.

CRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1,000 investment advisers. As a consultant, CRA RogersCasey has no decision-making authority with respect to the Funds, and is not responsible for advice provided by the Manager or the Sub-Advisers. From time to time, specific clients of CRA RogersCasey and the Sub-Advisers will be named in sales materials.

AFIMS serves as investment manager of the Trust pursuant to a management agreement between the Trust and AFIMS (the “Management Agreement”). AFIMS has entered into sub-adviser agreements (“Sub-Adviser Agreements”) with the different investment advisory firms to manage each of the Funds. The Board of Trustees, including the Trustees who are not “interested persons” as defined under the Investment Company Act of 1940 (“1940 Act”), are required to approve the Management Agreement and Sub-Adviser Agreements on an annual basis. The existing Management Agreement and, except as noted below, Sub-Adviser Agreements were last approved by the Board of Trustees at a meeting on May 15, 2003, at which the non-interested Trustees were represented by separate counsel. The Sub-Adviser Agreement between AFIMS and GEAM with respect to management of a portion of the assets of the Select Growth Fund was approved by the Board of Trustees in accordance with the requirements of the 1940 Act on February 12, 2004.

Both at that meeting and over the course of the Trust’s last fiscal year, the Trustees met with the relevant investment advisory personnel from AFIMS and considered information provided by AFIMS relating to the education, experience and number of investment professionals and other personnel providing services under the Management Agreement and each Sub-Adviser Agreement. For more information on these personnel, see the descriptions in the Trust’s Prospectus of the personnel of AFIMS and the Sub-Advisers responsible for the management of the Funds. The Trustees evaluated the level of skill required to manage the Funds, and concluded that the human resources devoted by AFIMS and the Sub-Advisers to the Funds were appropriate to fulfill effectively their respective duties under the Management Agreement and Sub-Adviser Agreements. The Trustees also considered the business reputation of AFIMS and the Sub-Advisers, their financial resources and their professional liability insurance coverage, and concluded that they would be able to meet any reasonably foreseeable obligations under the respective agreements.

The Trustees received information concerning the investment philosophies and investment processes applied by AFIMS and the Sub-Advisers in managing the Funds, as disclosed in the Prospectuses. In connection with this, the Trustees considered the in-house research capabilities of AFIMS as well as other resources available to AFIMS’ personnel, including research services available to AFIMS as a result of securities transactions effected for the Fund and other investment advisory clients. The Trustees also received information regarding the extent to which AFIMS and the Sub-Advisers obtained research services as a result of securities transactions. (For more information, see the description under “Brokerage Allocation and Other Practices” below.) The Trustees concluded that the investment process, research capabilities and philosophies of AFIMS and the Sub-Advisers were well suited to the respective Funds, given the Funds’ respective investment objectives and policies, tax and reporting requirements, and related shareholder services. In addition, the Trustees noted that the standard of care applicable to AFIMS and the Sub-Advisers under the respective agreements was comparable to that found in most mutual fund investment advisory agreements.

The Trustees considered the quality of the services provided by AFIMS and the Sub-Advisers to the Funds. The Trustees also evaluated the procedures of AFIMS and each Sub-Adviser designed to fulfill their fiduciary duties to the Funds with respect to possible conflicts of interest, including the codes of ethics of AFIMS and each of the Sub-Advisers (regulating the personal trading of its officers and employees). The Trustees also considered information relating to the investment performance of the Funds relative to their respective performance benchmark(s), relative to other similar accounts managed by AFIMS and the relevant Sub-Advisers, and relative to funds managed similarly by other advisers. The Trustees reviewed performance over various periods, including one-, five- and ten-year calendar year periods (as disclosed in the Prospectus), performance under different market conditions and during different phases of a market cycle, the volatility of each Fund’s returns, as well as other factors identified by AFIMS or the Sub-Adviser as contributing to performance. The Trustees concluded that the scope and quality of the services provided by AFIMS and the Sub-Advisers, as well as the investment performance of the Funds, was sufficient, in light of market conditions, performance attribution, the resources dedicated by AFIMS and the Sub-Advisers and their integrity, their personnel and systems, and their respective financial resources, to merit reapproval of the Management Agreement and each Sub-Adviser Agreement for another year.

In reaching that conclusion, the Trustees also gave substantial consideration to the fees payable under the Management Agreement and each Sub-Adviser Agreement. The Trustees reviewed information, including information supplied by other third parties, concerning fees paid to investment advisers of similarly-managed funds. The Trustees also considered the fees of each Fund as a percentage of assets at different asset levels and possible economies of scale to AFIMS and/or the relevant Sub-Adviser. In particular, the Trustees evaluated the profitability of AFIMS with respect to the Funds, concluding that such profitability was not inconsistent with levels of profitability that had been determined by courts not to be “excessive.”

The following is information relating to control and affiliations of the Manager and certain Sub-Advisers of the Trust.

AFIMS, First Allmerica and Allmerica Financial Life are wholly-owned subsidiaries of Allmerica Financial Corporation (“AFC”), a publicly-traded Delaware holding company for a group of affiliated companies. First Allmerica and Allmerica Financial Life have established Separate Accounts for the purpose of funding variable annuity contracts and variable life insurance policies. The shares of each of the Funds of the Trust may be purchased only through these Separate Accounts.

T. Rowe Price Associates, Inc. (“T. Rowe Price”), a wholly-owned subsidiary of T. Rowe Price Group, Inc., a publicly-traded financial services holding company, serves as Sub-Adviser to the Select Capital Appreciation Fund. T. Rowe Price International Series, Inc., an investment company managed by a T. Rowe Price affiliate, is currently used as an investment vehicle for certain insurance products sponsored by First Allmerica and Allmerica Financial Life. As of December 31, 2003, T. Rowe Price and its affiliates had approximately $190.0 billion in assets under management.

Cramer Rosenthal McGlynn, LLC (“CRM”), Sub-Adviser to the Select Value Opportunity Fund, is owned by its active investment professionals, Cramer Rosenthal McGlynn, Inc., (“Cramer Rosenthal”) and WT Investments, Inc. (“WTI”), an indirect, wholly-owned subsidiary of Wilmington Trust Corporation (“WTC”). Founded in 1973, Cramer Rosenthal provides investment advice to individuals, state and local government agencies, pension and profit sharing plans, trusts, estates, endowments and other organizations. WTC is a bank and holding company and has operations in Delaware, Pennsylvania, Florida, Maryland and New York. Through its subsidiaries, WTC engages in residential, commercial and construction lending, deposit taking, insurance, travel, investment advisory and broker-dealer services and mutual fund administration. As of December 31, 2003, CRM manages $4.8 billion in client assets. Options have been issued to principals (employees and officers) and, if exercised at present, would result in CRM, LLC being owned 47.2% by both CRM Inc., and its principals and 52.8% by WTI.

Bank of Ireland Asset Management (U.S.) Limited (“BIAM (U.S.)”), Sub-Adviser to the Select International Equity Fund, is a wholly-owned subsidiary of the Bank of Ireland Group (“Bank of Ireland”). Bank of Ireland, one of the largest providers of financial services in Ireland, was established in 1783 and is publicly quoted on the Dublin, London and New York Stock Exchanges. Bank of Ireland provides investment management services through a network of affiliated companies, including BIAM which represents North American clients. As of December 31, 2003, BIAM (U.S.) had over $27 billion in assets under management on behalf of its U.S. and Canadian clients.

GE Asset Management Incorporated (“GEAM”), located at 3003 Summer Street, P.O. Box 7900, Stamford, CT 06904, is a wholly-owned subsidiary of General Electric Company (“GE”). As of December 31, 2004, GEAM had approximately $179 billion of assets under management, of which more than $12 billion was invested in mutual funds.

Jennison Associates LLC (“Jennison”),a Sub-Adviser to the Select Growth Fund and an indirect, wholly-owned subsidiary of Prudential Financial, Inc., is located at 466 Lexington Avenue, New York, NY 10017. Jennison was founded in 1969 and has been a Prudential company since 1985. As of December 31, 2003, Jennison had approximately $59 billion in assets under management.

UBS Global Asset Management (Americas) Inc. (“UBS Global AM”), a Sub-Adviser to the Core Equity Fund, is located at One North Wacker Drive, Chicago, IL 60606, first began managing institutional assets through its predecessor entities Brinson Partners, Inc. and First Chicago Investment Advisors in 1974. Swiss Bank Corporation (“SBC”) acquired the firm in 1995. In 1998, SBC merged with Union Bank of Switzerland to form UBS AG. UBS Global AM is a member of the UBS Global Asset Management business group (the “Group”) of UBS AG. As of September 30, 2003, UBS Global AM had approximately $37 billion in assets under management and the Group had approximately $434 billion in assets under management.

Goldman Sachs Asset Management, L.P. (“GSAM”), a Sub-Adviser to the Core Equity Fund, is part of the Investment Management Division (“IMD”) and an affiliate of Goldman, Sachs & Co., and is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., a publicly traded company. As of December 31, 2003, GSAM, along with other units of IMD, had approximately $375.7 billion in assets under management.

Opus serves as Sub-Adviser to the Equity Index Fund as well as the Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund, other series of the Trust. Opus is a direct, wholly-owned subsidiary of AFC. Opus serves as investment adviser to First Allmerica’s General Account and to a number of affiliated insurance companies and other affiliated accounts, and as Adviser to Allmerica Securities Trust, a diversified, closed-end management investment company. AFC is a publicly-traded Delaware holding company for a group of affiliated companies. As of December 31, 2003, Opus had approximately $11.0 billion in assets under management.

The following is a list of persons who are affiliated persons of the Trust and affiliated persons of the Manager and/or any Sub-Adviser and the capacities in which the person is affiliated.

Name	Position(s) held with the Trust	Position(s) held with the Manager or Sub-Adviser of the Trust
Ann K. Tripp	Vice President	Vice President, Opus
Paul T. Kane	Assistant Vice President and Treasurer (Principal Accounting and Principal Financial Officer)	Vice President, AFIMS
John P. Kavanaugh	Vice President	President, Opus; President, AFIMS
Richard J. Litchfield	Vice President	Vice President, Opus
George M. Boyd	Secretary	Counsel, AFIMS
Donald P. Wayman	Vice President	Vice President, Opus
Eric M. Trigilio	Vice President	Assistant Vice President, Opus

First Allmerica, Allmerica Financial Life, AFIMS and OPUS are direct or indirect, wholly-owned subsidiaries of AFC. The Trust serves as an investment vehicle for the Separate Accounts established by First Allmerica and Allmerica Financial Life.

Under its Management Agreement with the Trust, the Manager is obligated to perform certain administrative and management services for the Trust; furnishes to the Trust all necessary office space, facilities, and equipment; and pays the compensation, if any, of officers and Trustees who are affiliated with the Manager. Other than the expenses specifically assumed by the Manager under the Management Agreement, all expenses incurred in the operation of the Trust are borne by the Trust, including fees and expenses associated with the registration and qualification of the Trust’s shares under the Securities Act of 1933 (the “1933 Act”); other fees payable to the SEC; independent accountant, legal and custodian fees; association membership dues; taxes; interest;

insurance premiums; brokerage commissions; fees and expenses of the Trustees who are not affiliated with the Manager; expenses for proxies, prospectuses and reports to shareholders; Fund recordkeeping expenses and other expenses.

For the services provided to the Funds, the Manager receives fees computed daily at an annual rate based on the average daily net asset value of each Fund as set forth below.

	Select Capital Appreciation Fund	Select Value Opportunity Fund	Select International Equity Fund	Select Growth Fund
Manager Fee	(1)	(2)	(1)	(2)

	Core Equity Fund	Equity Index Fund	Select Investment Grade Income Fund
Manager Fee	(3)	(4)	(5)

	Government Bond Fund	Money Market Fund
Manager Fee	0.50%	(6)

(1) The Manager’s fees for the Select Capital Appreciation Fund and Select International Equity Fund computed daily at an annual rate based on the average daily net assets of each Fund, are based on the following schedule:

Assets	Select Capital Appreciation Fund	Select International Equity Fund
First $100 Million	1.00%	1.00%
Next $150 Million	0.90%	0.90%
Next $250 Million	0.80%	0.85%
Next $500 Million	0.70%	0.85%
Over $1 Billion	0.65%	0.85%

(2) The Manager’s fee for the Select Value Opportunity Fund and Select Growth Fund, computed daily at an annual rate based on the average daily net assets of the Fund, is based on the following schedule:

Assets	Select Value Opportunity Fund	Select Growth Fund
First $100 Million	1.00%	0.85%
Next $150 Million	0.85%	0.85%
Next $250 Million	0.80%	0.80%
Next $250 Million	0.75%	0.75%
Over $750 Million	0.70%	0.70%

The Manager voluntarily has agreed to limit its management fees to an annual rate of 0.90% of average daily net assets of the Select Value Opportunity Fund until further notice.

(3) The Manager’s fees for the Core Equity Fund, computed daily at an annual rate based on the average daily net assets of each Fund, are based on the following schedule:

Assets	Core Equity Fund
First $250 Million	0.60%
Next $250 Million	0.55%
Next $250 Million	0.50%
Over $750 Million	0.45%

(4) The Manager’s fee for the Equity Index Fund, computed daily at an annual rate based on the average daily net assets of the Fund, is based on the following schedule:

Assets
First $50 Million	0.35%
Next $200 Million	0.30%
Over $250 Million	0.25%

(5) The Manager’s fees for the Select Investment Grade Income Fund, computed daily at an annual rate based on the average daily net assets of each Fund, are based on the following schedule:

Assets
First $50 Million	0.50%
Next $50 Million	0.45%
Over $100 Million	0.40%

(6) The Manager’s fee for the Money Market Fund, computed daily at an annual rate based on the average daily net assets of the Fund, is based on the following schedule:

Assets
First $100 Million	0.35%
Next $400 Million	0.30%
Next $250 Million	0.25%
Over $750 Million	0.20%

The Manager is responsible for the payment of all fees to the Sub-Advisers. The Manager pays each Sub-Adviser fees computed daily at an annual rate based on the average daily net asset value of each Fund as set forth below. In certain Funds, Sub-Adviser fees vary according to the level of assets in such Funds, which will reduce the fees paid by the Manager as Fund assets grow but will not reduce the operating expenses of such Funds.

	Select Capital Appreciation Fund	Select Value Opportunity Fund	Select International Equity Fund	Select Growth Fund
Sub-Adviser Fee	0.50%	(7)	(8)	(9)

	Core Equity Fund	Equity Index Fund	Select Investment Grade Income Fund
Sub-Adviser Fee	(10)	0.10%	0.20%

	Government Bond Fund	Money Market Fund
Sub-Adviser Fee	0.20%	0.10%

(7) For its services, CRM will receive a fee computed daily at an annual rate based on the average daily net assets of the Select Value Opportunity Fund, under the following schedule:

Assets
First $100 Million	0.60%
Next $150 Million	0.50%
Next $250 Million	0.40%
Next $250 Million	0.375%
Over $750 Million	0.35%

(8) For its services, BIAM will receive a fee computed daily at an annual rate based on the average daily net assets of the Select International Equity Fund, under the following schedule:

Assets
First $50 Million	0.45%
Next $50 Million	0.40%
Over $100 Million	0.30%

(9) For its services, GEAM will receive a fee computed daily and paid quarterly at an annual rate based on the average daily net assets of the Select Growth Fund that GEAM manages, under the following schedule:

Assets
First $25 Million	0.60%
Next $25 Million	0.55%
Next $25 Million	0.45%
Next $25 Million	0.40%
Over $100 Million	0.245%

(9) For its services, Jennison will receive a fee computed daily and paid quarterly at an annual rate based on the average daily net assets of the Select Growth Fund that Jennison manages, under the following schedule:

Assets
First $300 Million	0.35%
Next $200 Million	0.30%
Over $500 Million	0.25%

(10) For its services, UBS will receive a fee computed daily and paid quarterly at an annual rate based on the average daily net assets of the Core Equity Fund that UBS manages, under the following schedule:

Assets
First $10 Million	0.75%
Next $15 Million	0.60%
Next $25 Million	0.45%
Next $50 Million	0.35%
Next $200 Million	0.25%
Next $300 Million	0.20%
Next $250 Million	0.17%
Over $850 Million	0.15%

(10) For its services, GSAM will receive a fee computed daily and paid quarterly at an annual rate based on the average daily net assets of the Core Equity Fund that GSAM manages, under the following schedule:

Assets
First $300 Million	0.30%
Over $300 Million	0.25%

The total gross fees (before reimbursement) paid to the Manager under the Management Agreement for each of the last three fiscal years ended December 31, 2003 were as follows:

	Fiscal Year 2003	Fiscal Year 2002	Fiscal Year 2001
Select Capital Appreciation Fund	$2,664,113	$3,280,835	$3,927,835
Select Value Opportunity Fund	$2,942,170	$3,532,479	$3,530,962
Select International Equity Fund	$3,081,227	$3,665,985	$4,865,744
Select Growth Fund	$4,392,642	$4,242,265	$6,255,561
Core Equity Fund	$2,211,402	$2,994,814	$4,214,300
Equity Index Fund	$1,498,250	$1,242,005	$1,499,991
Select Investment Grade Income Fund	$2,497,160	$2,550,744	$2,167,714
Government Bond Fund	$1,286,446	$844,055	$509,594
Money Market Fund	$1,600,664	$1,895,176	$1,591,199

The total gross fees paid to each Sub-Adviser under the respective Sub-Adviser Agreement for each of the last three fiscal years ended December 31, 2003 were as follows:

	Payments Made as of December 31,
Fund/Sub-Adviser	Fiscal Year 2003		Fiscal Year 2002		Fiscal Year 2001
Select Capital Appreciation Fund T. Rowe Price Associates, Inc. (“T. Rowe”)		$1,448,055		$1,829,742		$2,236,385
Select Value Opportunity Fund Cramer Rosenthal McGlynn, LLC (“CRM”)		$1,683,896		$1,977,780		$1,977,907
Select International Equity Fund Bank of Ireland Asset Management (U.S.) Limited		$1,134,588		$1,338,387		$1,762,090
Select Growth Fund(a) Putnam Investment Management, L.L.C. (“Putnam”) Jennison Associates LLC (“Jennison”)	$ $	1,271,794 749,286		$1,768,151 N/A		$2,447,119 N/A
Core Equity Fund(b) UBS Global Asset Management (Americas), Inc. (“UBS”) Goldman Sachs Asset Management, L.P. (“GSAM”) Morgan Stanley Investments LP (“MSI”)	$ $	756,406 664,118 N/A	$ $ $	595,351 553,975 633,033	$	N/A N/A 2,409,281
Opus Investment Management, Inc.
Equity Index Fund		$542,219		$436,325		$540,029
Select Investment Grade Income Fund		$1,210,129		$1,238,154		$1,047,416
Government Bond Fund		$513,667		$338,580		$203,811
Money Market Fund		$525,418		$638,432		$518,996

(a)	Effective April 18, 2003, Jennison began managing a portion of the assets of the Select Growth Fund as Sub-Adviser. Effective April 30, 2004, GEAM replaced Putnam as Sub-Adviser of the Select Growth Fund.

(b)	Effective May 1, 2002, UBS and GSAM replaced MSI (effective August 1, 2001, Miller Anderson & Sherrerd, LLP changed its name to Morgan Stanley Investments LP) as Sub-Advisers of the Core Equity Fund. Includes payments to UBS, GSAM and MSI for advisory services provided to certain other accounts of First Allmerica.

The following table shows voluntary expense limitations which the Manager has declared for each Fund and the operating expenses incurred for the fiscal year ended December 31, 2003 for each Fund:

	Percentage of Average Daily Assets
Fund	Voluntary Expense Limitations	Operating Expenses+
Select Capital Appreciation Fund	1.35%	1.11%
Select Value Opportunity Fund	1.25%	1.03%
Select International Equity Fund	1.50%	1.18%
Select Growth Fund	1.20%	1.03%
Core Equity Fund	1.20%	0.78%
Equity Index Fund	0.60%	0.45%
Select Investment Grade Income Fund	1.00%	0.63%
Government Bond Fund	1.00%	0.71%
Money Market Fund	0.60%	0.53%

+	Including reductions such as directed brokerage credits. See “Brokerage Allocation and Other Practices - Directed Brokerage Program” in the SAI.

The Manager will voluntarily reimburse its fees and any expenses above the expense limitations. The expense limitations are voluntary and may be removed at any time after a Fund’s first fiscal year of operations with notice to existing shareholders. The Manager reserves the right to recover from a Fund any fees, within a current fiscal year period, which were reimbursed in that same year to the extent that total annual expenses did not exceed the applicable expense limitation. The expenses which are subject to the voluntary expense limitations include management fees, independent accountant, legal and custodian fees; recordkeeping expenses; fees and expenses of Trustees who are not affiliated with the Manager; association membership dues, insurance; expenses for proxies, prospectuses and reports to shareholders and fees associated with the registration of Fund shares. Non-recurring and extraordinary expenses generally are excluded in the determination of expense ratios of the Funds for purposes of determining any applicable expense waiver or reimbursement. Quotations of yield or total return for any period when an expense limitation is in effect will be greater than if the limitation had not been in effect.

Each of the Management Agreement and sub-advisory agreements provides that it may be terminated as to any Fund at any time by a vote of a majority in interest of the shareholders of such Fund, by the Trustees or by the investment adviser to such Fund without payment of any penalty on not more than 60 days’ written notice; provided, however, that the agreement will terminate automatically in the event of its assignment. Each of the agreements will continue in effect as to any Fund for a period of no more than two years from the date of its execution only so long as such continuance is approved specifically at least annually by the Trustees or by vote of a majority in interest of the shareholders of such Fund. In either event, such continuance also must be approved by vote of a majority of the Trustees who are not parties to the agreement or interested persons of the Trust, the Manager or any sub-adviser, cast in person at a meeting called for the purpose of voting such approval. The Trust and Manager have obtained an order of exemption from the SEC that would permit the Manager to enter into and materially amend sub-advisory agreements with non-affiliated Sub-Advisers without obtaining shareholder approval. Under such agreements, any liability of either the Manager or a sub- adviser is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

A listing of T. Rowe’s current representative clients is as follows:

•	Allegheny Power System

•	Constellation Energy Group, Inc.

•	Crawford & Company

•	Entergy Corporation

•	Hyatt Corporation

•	Milliken & Company

•	Parsons Brinckerhoff

•	Polo Ralph Lauren

•	Rank America

•	Southeastern Freight Lines

•	State of Illinois

•	The Dial Corporation

•	The Rouse Company

•	Winn-Dixie Stores

•	Automobile Club of Southern California

•	Costco Wholesale

•	DataCard

•	Federal Deposit Insurance Corporation

•	Lorrilard Tobacco Company

•	New York Power Authority

•	PRC Inc.

•	Puget Sound Energy

•	Rochester Gas and Electric Corporation

•	State of Florida

•	The Black & Decker Corporation

•	The Brink’s Company

•	Western Digital Corporation

A listing of CRM’s current representative clients is as follows:

•	The California Endowment

•	Cedars-Sinai Medical Center

•	Citigroup Pension Plan

•	Indiana University Foundation

•	International Paper

•	Kentucky Workers’ Compensation Funding Commission

•	Archdiocese of New York

•	Kaleida Health Systems

•	The McGraw-Hill Companies, Inc.

•	Michigan Legislative Retirement System

•	NBA Players Pension Plan

•	Parker Hannifin Corporation

•	RR Donnelley & Sons

•	U.S. Airways

•	Arizona State Retirement Systsem

•	Foundation for the Carolinas

•	Mississippi State Investment Pool

A listing of BIAM’s current representative clients’ partial listing is as follows:

•	Caterpillar Inc. Master Trust

•	Federal Mogul Corp. Defined Benefit Master Trust

•	Pitney Bowes Inc. Pension Plan

•	Textron, Inc.

•	City of Baltimore Employees’ Retirement System

•	Colorado Public Employees’ Retirement Association

•	Maryland State Retirement System

•	Ohio Public Employees Retirement System

•	Worcester Regional Retirement System

•	University of Arkansas Foundation, Inc.

•	Major League Baseball Players Benefit Plan

•	Detroit Diesel Corportion

•	Pfizer Inc.

•	Shell Pension Trust

•	California Public Employees’ Retirement System

•	City of Phoenix Employees Retirement System

•	Indiana State Teachers’ Retirement Fund

•	New York City Employees

•	Rhode Island Employees’ Retirement System

•	Ford Foundation

•	Washington State University Foundation Endowment

A listing of Goldman Sachs Asset Management, L.P.’s current representative clients is as follows:

•	Baker Hughes, Inc.

•	Benefits Connection Group, Inc.

•	City of St. Petersburg Employees’ Retirement System

•	Drew University

•	Emerson Electric Co.

•	GlaxoSmithKline

•	Kansas City Employees’ Retirement System

•	Northern California Newspaper Guild Retirement Plan

•	Norton Simon Art Foundation

•	Shell Pension Trust

•	UDV North America

•	University Community Hospital

A listing of Opus’ current representative clients is as follows:

•	Citizens Insurance

•	City of Worcester Retirement System

•	Farm Credit System Association Captive Insurance Company

•	Massachusetts Education and Government Association Workers Compensation Trust

•	Hannibal Regional Hospital

•	Hanover Insurance

•	First Allmerica

Under the terms of the Management Agreement, the Trust recognized the Manager’s control of the name “Allmerica Investment Trust.” The Trust agrees that its right to use that name is non-exclusive and can be terminated by the Manager at any time.

Services Agreements

Effective May 1, 2002 each Fund has adopted a Plan of Distribution and Service under Rule 12b-1 of the 1940 Act (“12b-1 Plan”) that permits the Funds to pay fees to support the distribution of the Funds’ shares and certain maintenance services and certain other services to investment accounts. The 12b-1 Plan authorizes payment of a distribution and service fee at an annual rate of up to 0.25 percent of each Fund’s average daily net assets. The Plan has been implemented at an initial annual rate of 0.15 percent of each Fund’s average daily net assets.

Among the services and activities that the distribution and service fees are authorized to support under the 12b-1 Plan are compensation of sales personnel regarding variable contracts or shares of the Funds, telemarketing, the printing and distribution of marketing materials and general customer service regarding the maintenance or retention of accounts of variable contract owners.

The following table shows activities for which payments were made and the dollar amount(s) paid by the Trust for such activities under the 12b-1 Plan during the fiscal year-ended December 31, 2003.

Activities	Expenditures ($Millions)
(a) Compensation to sales personnel	$2.7
(b) Other
Customer service	$3.4

The 12b-1 Plan does not require any recipient of payments under the 12b-1 Plan to maintain any specific level of expenditures, nor is a recipient precluded from earning a profit on the fees received. Nothing in the 12b-1 Plan, however, limits the ability of AFIMS or the Trust’s distributor to spend additional money in connection with the promotion of sales of shares or contracts.

Anticipated benefits to the Funds that may result from the 12b-1 Plan include economies of scale that could result in lower expense ratios, greater investment flexibility, increased liquidity and greater attractiveness to superior service providers.

Principal Underwriter

VeraVest Investment, Inc. (“VII”), located at 440 Lincoln Street, Worcester, Massachusetts 01653, (508) 855-1000, serves as the Trust’s distributor pursuant to a Distribution Agreement. VII is an indirect, wholly-owned subsidiary of AFC. The following is a list of persons who are affiliated with both the Trust and VII.

Name	Position(s) Held with the Trust	Position(s) Held with VII
Paul T. Kane	Assistant Vice President and Treasurer (Principal Accounting Officer)	Assistant Vice President
Edward J. Parry, III	Trustee	Director

Fund Recordkeeping Services Agent and Custodian

Investors Bank & Trust Company (“IBT”) is the Trust’s fund record keeping services agent and the Custodian of the cash and investment securities of the Trust. IBT is located at 200 Clarendon Street, 16th Floor, Boston, MA 02116. Under the terms of a Custodian Agreement, IBT provides certain fund accounting, custodian and administration services, including, but not limited to, determining the net asset value per share of each of the Funds and maintaining the accounting records of the Trust; and holding in custody the Trust’s portfolio securities and receiving and delivering them upon purchases and sales. IBT is entitled to receive an annual fee for its services based on Fund assets and certain out-of-pocket expenses. The Custodian Agreement provides for an initial term of three years and thereafter renews automatically for successive one-year terms unless advance notice of termination is delivered by the non-renewing party. The Custodian Agreement may be terminated prior to the expiration of the initial term or a renewal term provided certain conditions are met. The total fees paid to IBT for fund accounting, custodial and administration services for the following periods were as follows:

Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
$1,614,769	$2,563,628	$2,548,585

Independent Accountants

PricewaterhouseCoopers LLP, 125 High Street, Boston, Massachusetts 02110, serves as the Fund’s independent accountants providing audit and accounting services including (i) examination of the annual financial statements, (ii) assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission, and (iii) review of annual income tax returns.

BROKERAGE ALLOCATION AND OTHER PRACTICES

In accordance with the Management Agreement and sub-advisory agreements, the respective Sub-Adviser has the responsibility for the selection of brokers for the execution of purchases and sales of the securities in a given Fund’s portfolio subject to the direction of the Trustees. The Sub-Advisers place the Funds’ portfolio transactions with brokers and, if applicable, negotiate commissions.

Broker-dealers may receive brokerage commissions on portfolio transactions of the Funds. The Sub-Advisers also may place portfolio transactions with such broker-dealers acting as principal, in which case no brokerage commissions are payable but other transaction costs are incurred. The Funds have not dealt nor do they intend to deal exclusively with any particular broker-dealer or group of broker-dealers. It is each Fund’s policy always to seek best execution. This means that each Fund’s portfolio transactions will be placed where the Fund can obtain the most favorable combination of price and execution services in particular transactions or as provided on a continuing basis by a broker-dealer, and that the Fund will deal directly with a principal market maker in connection with over-the-counter transactions, except when it is believed that best execution is obtainable elsewhere. In evaluating the execution services of a broker-dealer, including the overall reasonableness of its brokerage commissions paid, consideration is given to the firm’s general execution and operational capabilities and to its reliability, integrity and financial condition. Subject to the practice of always seeking best execution, the Funds’ securities transactions may be executed by broker-dealers who also provide research services (as defined below) to the Funds, the Sub-Advisers and the other clients advised by the Sub-Advisers. Examples of such research services include reports on specific companies or industries, economic and financial data, performance measurement services, computer databases and pricing and appraisal services. The sub-advisers may use all, some or none of such research services in providing investment advisory services to each of its investment companies and other clients, including the Funds. To the extent that such services are used, they tend to reduce the expenses of the Sub-Advisers. In the opinion of the Sub-Advisers it is impossible to assign an exact dollar value to such services.

Brokerage and Research Services

The agreements provide that, subject to such policies as the Trustees may determine, the Sub-Advisers may cause a given Fund to pay a broker-dealer which provides brokerage and research services an amount of commission for effecting a securities transaction for that Fund in excess of the amount of commission which another broker-dealer would have charged for effecting that transaction. As provided in Section 28(e) of the Securities Exchange Act of 1934, “brokerage and research services” include advice as to the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends; portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement). The Sub-Advisers must determine in good faith that such greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker-dealer viewed in terms of that particular transaction or the overall responsibilities of the Sub-Advisers to its respective Funds and all other clients.

The other investment companies and clients advised by the Sub-Advisers sometimes invest in securities in which the Funds also invest. A Sub-Adviser also may invest for its own account in the securities in which the Funds invest. If the Funds, such other investment companies and other clients of the Sub-Advisers desire to buy or sell the same portfolio security at about the same time, the purchases and sales normally are made as nearly as practicable on a pro rata basis in proportion to the amounts desired to be purchased or sold by each. It is recognized that in some cases this practice could have a detrimental effect on the price or volume of the security as far as the Funds are concerned. In other cases, however, it is believed that this practice may produce better executions. It is the opinion of the Trustees that the desirability of retaining the Sub-Advisers as investment advisers to their respective Funds outweighs the disadvantages, if any, which might result from this practice.

Brokerage commissions for each of the last three years were as follows:

Fund	2003	2002	2001
Select Capital Appreciation Fund*	$505,088	$590,937	$404,311
Select Value Opportunity Fund*	$1,947,067	$1,895,715	$1,317,892
Select International Equity Fund*	$252,784	$175,985	$482,715
Select Growth Fund*	$1,189,883	$1,724,627	$1,484,553
Core Equity Fund*	$378,834	$1,223,448	$2,816,001
Equity Index Fund	$479,355	$216,962	$161,383

*	The following are the reasons for the differences in the amounts of brokerage commissions paid for the most recent fiscal year compared to either of the two prior fiscal years:

The differences in the amounts of brokerage commissions paid during the last three fiscal years for the Select Capital Appreciation Fund, Select International Equity Fund, Select Growth Fund and Core Equity Fund are due to portfolio repositioning and normal portfolio activity trading. The differences in the amounts of brokerage commissions paid during the last three fiscal years for the Select Value Opportunity Fund are attributable to growth and declines in the assets of the Fund.

The Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund did not incur brokerage commissions in any of these years.

DIRECTED BROKERAGE PROGRAM

Certain Funds managed by the Manager participate in a directed brokerage program whereby the Funds receive credit for brokerage activity and apply those credits toward the payment of Fund expenses. Such Funds have entered into an agreement with certain brokers which rebate a portion of commissions as credits toward Fund expenses. In addition, this program gives Fund management the ability to direct brokerage by firms which sell insurance products sponsored by First Allmerica Financial and its affiliates. This second aspect of the program, which would be limited to 15% of total commissions, has not been implemented. Such amounts earned by the Funds in 2003, 2002 and 2001 under such agreements were as follows:

Fund	2003	2002	2001
Select Capital Appreciation Fund	$58,688	$37,059	$40,913
Select Value Opportunity Fund	$237,174	$298,950	$204,217
Select International Equity Fund	$53,595	$44,643	$75,059
Select Growth Fund	$187,778	$288,830	$577,455
Core Equity Fund	$83,095	$194,536	$274,908
Equity Index Fund	$265,895	$87,005	$79,353

CAPITAL STOCK AND OTHER SECURITIES

The Trust has an unlimited authorized number of shares of beneficial interest which may be divided into an unlimited number of series of such shares, and which are divided presently into nine series of shares, one series representing each Fund. The Trust’s shares are entitled to one vote per share (with proportional voting for fractional shares). The rights accompanying Fund shares are vested legally in the Separate Accounts. As a matter of policy, however, holders of variable life insurance or variable annuity contracts funded through the Separate Accounts have the right to instruct the Separate Accounts as to voting Fund shares on all matters to be voted on by Fund shareholders. Voting rights of the participants in the Separate Accounts are set forth more fully in the prospectuses or offering circular relating to those Accounts.

Matters subject to a vote by the shareholders include changes in the fundamental policies of the Trust as described in the Prospectus and the SAI, the election or removal of Trustees and the approval of agreements with investment advisers. A majority, for the purposes of voting by shareholders pursuant to the 1940 Act, is 67% or more of the voting securities of an investment company present at an annual or special meeting of shareholders if 50% of the outstanding voting securities of such company are present or represented by proxy or more than 50% of the outstanding voting securities of such company, whichever is less.

The Trust is not required to hold annual meetings of shareholders. The Trustees or shareholders holding at least 10% of the outstanding shares may call special meetings of shareholders.

The Trust Declaration provides that, on any matter submitted to a vote of the shareholders, all shares shall be voted by individual series, except (1) when required by the 1940 Act, shares shall be voted in the aggregate and not by individual series, and (2) when the Trustees have determined that the matter affects only the interests of one or more series, then only the shareholders of such series shall be entitled to vote thereon.

Shares are freely transferable, are entitled to dividends as declared by the Trustees and, on liquidation of the Trust, shareholders are entitled to receive their pro rata portion of the net assets of the Fund of which they hold shares, but not of any other Fund. Shareholders have no preemptive or conversion rights.

The Trust Declaration provides that all persons extending credit to, contracting with, or having any claims against the Trust or a particular Fund shall look only to the assets of the Trust or particular Fund for payment under such credit, contract or claim, and neither the shareholders, Trustees, nor any of the Trust’s officers, employees or agents shall be personally liable thereof. Under Massachusetts law, shareholders could, under certain circumstances, be held liable for the obligations of the Trust. The Trust Declaration, however, disclaims shareholder liability for acts of obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Trust Declaration provides for indemnification out of a Fund’s property for all loss and expense of any shareholder of that Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund of which he or she was a shareholder would be unable to meet its obligations.

Pursuant to the Trust Declaration, a Trustee is liable for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, but is not liable for errors of judgment, mistakes of fact or law any act or omission in accordance with the advice of counsel or other experts with respect to the meaning of the Trust Declaration, or for failing to follow such advice.

PURCHASE, REDEMPTION, AND PRICING OF SECURITIES BEING OFFERED

Shares of the Funds are sold in a continuous offering and currently may be purchased only by Separate Accounts of First Allmerica or its affiliates. The Separate Accounts are the funding mechanisms for variable annuity contracts and variable life insurance policies. Shares of the Trust are also currently being issued under separate prospectuses to Separate Accounts of Allmerica Financial Life, First Allmerica and affiliates of First Allmerica which issue variable or group annuity policies or variable premium life insurance policies (“mixed funding”). Shares of the Trust may also be issued to Separate Accounts of unaffiliated life insurance companies and qualified pension and retirement plans outside of the separate account context (“shared funding”). The Trust may serve as a funding vehicle for all types of variable annuity contracts and variable life insurance contracts offered by various participating insurance companies and for qualified plans. Although neither Allmerica Financial Life nor the Trust currently foresees any disadvantage, it is conceivable that in the future such mixed funding may be disadvantageous for variable or group annuity policyowners or variable premium life insurance policyowners (“Policyowners”). The Trustees of the Trust intend to monitor events in order to identify any conflicts that may arise between such Policyowners and to determine what action, if any, should be taken in response thereto. If the Trustees were to conclude that separate funds should be established for variable annuity and variable premium life separate accounts, Allmerica Financial Life would pay the attendant expenses.

As described in the Prospectus, shares of each Fund are sold and redeemed at their net asset value as next computed after receipt of the purchase or redemption order without the addition of any selling commission or “sales load.” The redemption price may be more or less than the shareholder’s cost. Each purchase is confirmed to the Separate Account in a written statement of the number of shares purchased and the aggregate number of shares currently held. Unlike the Money Market Fund which attempts to maintain a stable net asset value, the net asset value of the other Funds will fluctuate.

The net asset value per share of each Fund is the total net asset value of that Fund divided by the number of shares outstanding. The total net asset value of each Fund is determined by computing the value of the total assets of that Fund and deducting total liabilities, including accrued liabilities. The net asset value of the shares of each Fund is determined once daily as of the close of the New York Stock Exchange on each day on which the Exchange is open for trading, and no less frequently than once daily on each other day (other than a day during which no shares of the Fund were tendered for redemption and no order to purchase or sell such shares was received by the Fund) in which there was a sufficient degree in trading in the Fund’s portfolio securities that the current net asset value of the Fund’s shares might be affected materially by changes in the value of such portfolio securities.

Equity securities are valued based on market value if market quotations are readily available. Portfolio securities listed or traded on national securities exchanges (other than the Nasdaq Stock Market, Inc. (“Nasdaq”)) are valued at the last sale price, or, if there have been no sales on that day, at the mean of the current bid and ask price. Securities listed or traded on Nasdaq are valued at the Nasdaq official closing price. Over-the-counter securities for which market quotations are readily available are valued at the last available price in the market prior to the time of valuation. Securities that are primarily traded on foreign exchanges generally are valued at the preceding closing values of such securities on their respective exchanges. In valuing assets, prices denominated in foreign currencies are converted to U.S. dollar equivalents at the current exchange rate. As authorized by the Trustees, debt securities (other than short-term obligations) of the Funds other than the Money Market Fund are valued on the basis of valuations furnished by pricing services which reflect broker-dealer supplied valuations and electronic data processing techniques. Such methods include the use of market transactions for comparable securities and various relationships between securities which generally are recognized by institutional traders. If not valued by a pricing service, such securities are valued at prices obtained from independent brokers. Short-term obligations having remaining maturities of sixty (60) days or less are valued at amortized cost.

Short-term debt securities of the Funds other than the Money Market Fund having a remaining maturity of more than sixty (60) days will be valued using a “mark-to-market” method based upon either the readily available market price or, if reliable market quotations are not available, upon quotations by dealers or issuers for securities of a similar type, quality and maturity. “Marking-to-market” takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair value of such securities.

All portfolio securities of the Money Market Fund will be valued by the amortized cost method. The purpose of this method of calculation is to attempt to maintain a constant net asset value per share of $1.00. No assurance can be given that this goal can be attained. Amortized cost is an approximation of market value determined by increasing systematically the carrying value of a security acquired at a discount or reducing systematically the carrying value of a security acquired at a premium, so that the carrying value is equal to maturity value on the maturity date. It does not take into consideration unrealized gains or losses. While the amortized cost method provides certainty and consistency in portfolio valuation, it may result in valuations of portfolio securities which are higher or lower than the prices at which the securities could be sold. During such periods, the yield to investors in a Fund may differ somewhat from that obtained if the Fund were to use mark-to-market value for its portfolio securities. For example, if the use of amortized cost resulted in a lower (higher) aggregate portfolio value on a particular day, a prospective investor in the Fund would obtain a somewhat higher (lower) yield than would result from marked-to-market valuation, and existing investors would receive less (more) investment income.

The use of the amortized cost method of valuation by the Money Market Fund is subject to rules of the Securities and Exchange Commission. Under the rules, the Fund is required to maintain a dollar weighted average portfolio maturity of 90 days or less and to limit its investments to instruments which (1) its Sub-Adviser, subject to the guidelines established by the Trustees, determines present minimal credit risks; (2) have high quality ratings or are deemed comparable, such that they are “eligible securities” as defined below; and (3) have remaining maturity of thirteen months (397 days) or less at the time of purchase, or are subject to a demand feature which reduces the remaining maturity to thirteen months or less.

The Money Market Fund may purchase only “First or Second Tier eligible securities” which are defined to include (1) securities which have received the highest or second highest rating by at least two nationally recognized statistical rating organizations (“NRSRO”) or by only one NRSRO if only one has rated the security and (2) securities which are unrated, but, in the Sub-Adviser’s opinion, are of comparable quality. The Money Market Fund may purchase securities which were long-term at issuance but have a remaining maturity of thirteen months or less at the time of purchase if (a) the issuer has comparable short-term debt securities outstanding which are eligible securities or (b) the issuer has no short-term rating and the securities have either no long-term rating or a long-term rating in one of the two highest categories by an NRSRO.

The above standards must be satisfied at the time an investment is made. If the quality of the investment later declines, the Fund (a) may dispose of the security within five business days of the Sub-Adviser becoming aware of the new rating, or (b) may continue to hold the investment, but the Trustees will evaluate whether the security continues to present minimal credit risks.

As a part of the overall duty of care they owe to the Fund’s shareholders, the Trustees have established procedures reasonably designed to stabilize the net asset value per share of the Money Market Fund as computed for the purpose of distribution and redemption at $1.00 per share taking into account current market conditions and the Fund’s investment objective. At such reasonable intervals as they deem appropriate in light of current market conditions, the Trustees will compare the results of calculating the net asset value per share based on amortized cost with the results based on available indications of market value. If a difference of more than 1/2 of 1% occurs between the two methods of valuation, the Trustees will consider taking whatever steps they deem necessary to minimize any material dilution or other unfair results, such as shortening the average portfolio maturity or realizing gains or losses.

All other securities and assets of a Fund, any assets whose value does not, in the Manager’s opinion, reflect fair value, will be valued at fair value as determined in good faith pursuant to procedures adopted by the Board of Trustees of the Trust.

TAXATION OF THE FUNDS OF THE TRUST

Tax consequences to investors in the Separate Accounts which are invested in the Trust are described in more detail in the prospectuses for those accounts.

Each Fund within the Trust intends to qualify each year as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) and to meet all other requirements necessary for it to be relieved of federal income taxes on income and gains it distributes to the Separate Accounts. In order to qualify for the special tax treatment accorded a RIC and its shareholders, each Fund must, among other things:

(a) derive at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale of stock, securities and foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies;

(b) distribute with respect to each taxable year at least 90% of the sum of its taxable net investment income, its net tax-exempt income, and the excess, if any, of net short-term capital gains over net long-term capital losses for such year; and

(c) diversify its holdings so that, at the end of each quarter of its taxable year, (i) at least 50% of the market value of the Fund’s assets is represented by cash and cash items, U.S. government securities, securities of other RICs, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities (other than those of the U.S. Government or other RICs) of any one issuer or of two or more issuers which the Fund controls and which are engaged in the same, similar, or related trades or businesses.

If a Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to federal income tax on income paid to its shareholders in the form of dividends (including capital gain dividends).

If a Fund were to fail to qualify as a RIC accorded special tax treatment in any taxable year, the Fund would be subject to tax on its taxable income at corporate rates. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a RIC that is accorded special tax treatment.

If a Fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if the Fund is permitted so to elect and so elects), plus any retained amount from the prior year, the Fund will be subject to a 4% excise tax on the underdistributed amounts. A dividend paid to shareholders by the Fund in January of a year generally is deemed to have been paid by the Fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. Each Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax on the undistributed amounts.

Section 817(h) of the Code requires that the investments of a segregated asset account of an insurance company be “adequately diversified” as provided therein or in accordance with U.S. Treasury Regulations in order for the account to serve as the basis for variable annuity contracts (“VA contracts”) or variable life insurance policies (“VLI policies”). Each Fund intends to comply with applicable requirements so that the Fund’s investments are “adequately diversified” for purposes of Section 817(h) and the regulations thereunder. Section 817(h) and the U.S. Treasury Regulations issued thereunder provide the manner in which a segregated asset account will treat investments in a IRC for purposes of the diversification requirements. If a Fund satisfies certain conditions, a Separate Account owning shares of the Fund will be treated as owning multiple investments consisting of the Separate Account’s proportionate share of each of the assets of the Fund. Each Fund intends to satisfy these conditions so that the shares of the Fund owned by a segregated asset account of an insurance company depositor will be treated as multiple investments. If, however, a Fund is not “adequately diversified” within the meaning of Section 817(h) of the Code, the VA contracts and VLI policies supported by the Fund may not be treated as annuity or life insurance contracts, as the case may be, for any period (or subsequent period) during which the Fund is not “adequately diversified thereunder.”

UNDERWRITERS

Under a Distribution Agreement, VII has a nonexclusive right to use its best efforts to obtain from investors unconditional orders for the continuous offering of shares authorized for issuance by the Trust. VII does not receive direct compensation for its services as distributor of the Trust. VII, at its expense, may provide promotional incentives to dealers that sell variable annuity contracts for which the Funds serve as investment vehicles.

FINANCIAL STATEMENTS

The Trust’s Financial Statements and related notes and the report of the independent accountants contained in the Trust’s annual report for the fiscal year ended December 31, 2003 are incorporated by reference into this Statement of Additional Information.

APPENDIX I

Descriptions of Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s, a division of McGraw-Hill Companies, Inc. (“S&P”) commercial paper and bond ratings:

Commercial Paper Ratings

Moody’s employs three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers. The two highest designations are as follows:

Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity normally will be evidenced by the following characteristics:

•	Leading market positions in well-established industries.

•	High rates of return on funds employed.

•	Conservative capitalization structures with moderate reliance on debt and ample asset protection.

•	Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

•	Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This normally will be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, will be subject more to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

S&P commercial paper ratings are graded into several categories, ranging from “A-1” for the highest quality obligations to “D” for the lowest. The two highest rating categories are described as follows:

A-1 - This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus (+) sign designation.

A-2 - Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated A-1.

Municipal Obligations

Moody’s ratings for state and municipal and other short-term obligations will be designated Moody’s Investment Grade (“MIG”). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in the short-term borrowing, while various factors of the first importance in long-term borrowing risk are of lesser importance in the long run. Symbols used will be as follows:

MIG-1 -This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG-2 -This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

A short-term rating also may be assigned on an issue having a demand feature. Such ratings will be designated as VMIG to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, investors should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event that demand is not met. VMIG-1 and VMIG-2 ratings carry the same definitions as MIG-1 and MIG-2, respectively.

Description of Moody’s Bond Ratings

Aaa - Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and generally are referred to as “gilt edge”. Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group, they comprise what are known generally as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but e elements may be present that suggest a susceptibility to impairment some time in the future.

Baa - Bonds that are rated Baa are considered to be medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba - Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B - Bonds that are rated B generally lack characteristics of a desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any long period of time may be small.

Those bonds within the Aa, A, Baa, Ba, and B categories that Moody’s believes possess the strongest credit attributes within those categories are designated by the symbols Aa1, A1, Baa1, Ba1, and B1.

Description of S&P’s Debt Ratings

AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from AAA issues only in a small degree.

A - Debt rated A has a strong capacity to pay interest and repay principal, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rates categories.

BB, B, CCC, CC, C - Debt rated BB, B, CCC, CC, or C is regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal. BB indicates the least degree of speculation and C the highest. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

Plus (+) or (-): The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major categories.

APPENDIX II

T. ROWE PRICE ASSOCIATES, INC AND T. ROWE PRICE INTERNATIONAL, INC

PROXY VOTING POLICIES AND PROCEDURES

RESPONSIBILITY TO VOTE PROXIES

T. Rowe Price Associates, Inc. and T. Rowe Price International, Inc (“T. Rowe Price”) recognize and adhere to the principle that one of the privileges of owning stock in a company is the right to vote in the election of the company’s directors and on matters affecting certain important aspects of the company’s structure and operations that are submitted to shareholder vote. As an investment adviser with a fiduciary responsibility to its clients, T. Rowe Price analyzes the proxy statements of issuers whose stock is owned by the investment companies which it sponsors and serves as investment adviser (“T. Rowe Price Funds”) and by institutional and private counsel clients who have requested that T. Rowe Price be involved in the proxy process. T. Rowe Price has assumed the responsibility for voting proxies on behalf of the T. Rowe Price Funds and certain counsel clients who have delegated such responsibility to T. Rowe Price. In addition, T. Rowe Price makes recommendations regarding proxy voting to counsel clients who have not delegated the voting responsibility but who have requested voting advice.

T. Rowe Price has adopted these Proxy Voting Policies and Procedures (“Policies and Procedures”) for the purpose of establishing formal policies and procedures for performing and documenting its fiduciary duty with regard to the voting of client proxies.

Fiduciary Considerations. It is the policy of T. Rowe Price that decisions with respect to proxy issues will be made in light of the anticipated impact of the issue on the desirability of investing in the portfolio company from the viewpoint of the particular client or Price Fund. Proxies are voted solely in the interests of the client, Price Fund shareholders or, where employee benefit plan assets are involved, in the interests of plan participants and beneficiaries. Our intent has always been to vote proxies, where possible to do so, in a manner consistent with our fiduciary obligations and responsibilities. Practicalities involved with international investing may make it impossible at times, and at other times disadvantageous, to vote proxies in every instance.

Consideration Given Management Recommendations. One of the primary factors T. Rowe Price considers when determining the desirability of investing in a particular company is the quality and depth of its management. The Policies and Procedures were developed with the recognition that a company’s management is entrusted with the day-to-day operations of the company, as well as its long-term direction and strategic planning, subject to the oversight of the company’s board of directors. Accordingly, T. Rowe Price believes that the recommendation of management on most issues should be given weight in determining how proxy issues should be voted. However, the position of the company’s management will not be supported in any situation where it is found to be not in the best interests of the client, and the portfolio manager may always elect to vote contrary to management when he or she believes a particular proxy proposal may adversely affect the investment merits of owning stock in a portfolio company.

ADMINISTRATION OF POLICIES AND PROCEDURES

Proxy Committee. T. Rowe Price’s Proxy Committee (“Proxy Committee”) is responsible for establishing positions with respect to corporate governance and other proxy issues, including those involving social responsibility issues. The Proxy Committee also reviews questions and responds to inquiries from clients and mutual fund shareholders pertaining to proxy issues of corporate responsibility. While the Proxy Committee sets voting guidelines and serves as a resource for T. Rowe Price portfolio management, it does not have proxy voting authority for any Price Fund or counsel client. Rather, this responsibility is held by the Chairperson of the Fund’s Investment Advisory Committee or the counsel client’s portfolio manager.

Investment Support Group. The Investment Support Group (“Investment Support Group”) is responsible for administering the proxy voting process as set forth in the Policies and Procedures.

Proxy Administrator. The Investment Support Group will assign a Proxy Administrator (“Proxy Administrator”) who will be responsible for ensuring that all meeting notices are reviewed and important proxy matters are communicated to the portfolio managers and regional managers for consideration.

HOW PROXIES ARE REVIEWED, PROCESSED AND VOTED

In order to facilitate the proxy voting process, T. Rowe Price has retained Institutional Shareholder Services (“ISS”) as an expert in the proxy voting and corporate governance area. ISS specializes in providing a variety of fiduciary-level proxy advisory and voting services. These services include in-depth research, analysis, and voting recommendations as well as vote execution, reporting, auditing and consulting assistance for the handling of proxy voting responsibility and corporate governance-related efforts. While the Proxy Committee relies upon ISS research in establishing T. Rowe Price’s proxy voting guidelines, and many of our guidelines are consistent with ISS positions, T. Rowe Price may deviate from ISS recommendations on general policy issues or specific proxy proposals.

Meeting Notification

T. Rowe Price utilizes ISS’ voting agent services to notify us of upcoming shareholder meetings for portfolio companies held in client accounts and to transmit votes to the various custodian banks of our clients. ISS tracks and reconciles T. Rowe Price holdings against incoming proxy ballots. If ballots do not arrive on time, ISS procures them from the appropriate custodian or proxy distribution agent. Meeting and record date information is updated daily, and transmitted to T. Rowe Price through ProxyMaster.com, an ISS web-based application. ISS is also responsible for maintaining copies of all proxy statements received by issuers and to promptly provide such materials to T. Rowe Price upon request.

Vote Determination

ISS provides comprehensive summaries of proxy proposals (including social responsibility issues), publications discussing key proxy voting issues, and specific vote recommendations regarding portfolio company proxies to assist in the proxy research process. Upon request, portfolio managers may receive any or all of the above-mentioned research materials to assist in the vote determination process. The final authority and responsibility for proxy voting decisions remains with T. Rowe Price. Decisions with respect to proxy matters are made primarily in light of the anticipated impact of the issue on the desirability of investing in the company from the viewpoint of our clients.

Portfolio managers may decide to vote their proxies consistent with T. Rowe Price’s policies as set by the Proxy Committee and instruct our Proxy Administrator to vote all proxies accordingly. In such cases, he or she may request to review the vote recommendations and sign-off on all the proxies before the votes are cast, or may choose only to sign-off on those votes cast against management. The portfolio managers are also given the option of reviewing and determining the votes on all proxies without utilizing the vote guidelines of the Proxy Committee. In all cases, the portfolio managers may elect to receive a weekly report summarizing all proxy votes in his or her client accounts. Portfolio managers who vote their proxies inconsistent with T. Rowe Price guidelines are required to document the rationale for their vote. The Proxy Administrator is responsible for maintaining this documentation and assuring that it adequately reflects the basis for any vote which is cast in opposition to T. Rowe Price policy.

T. Rowe Price Voting Policies

Specific voting guidelines have been adopted by the Proxy Committee for routine anti-takeover, executive compensation and corporate governance proposals, as well as other common shareholder proposals, and are available to clients upon request. The following is a summary of the significant T. Rowe Price policies:

Election of Directors – T. Rowe Price generally supports slates with a majority of independent directors and nominating committees chaired by an independent board member. We withhold votes for inside directors serving on compensation and audit committees and for directors who miss more than one-fourth of the scheduled board meetings. We vote against management efforts to stagger board member terms because a staggered board may act as a deterrent to takeover proposals.

•	Anti-takeover and Corporate Governance Issues – T. Rowe Price generally opposes anti-takeover measures since they adversely impact shareholder rights. Also, T. Rowe Price will consider the dilutive impact to shareholders and the effect on shareholder rights when voting on corporate governance proposals.

•	Executive Compensation Issues – T. Rowe Price’s goal is to assure that a company’s equity-based compensation plan is aligned with shareholders’ long-term interests. While we evaluate most plans on a case-by-case basis, T. Rowe Price generally opposes compensation packages that provide what we view as excessive awards to a few senior executives or that contain excessively dilutive stock option grants based on a number of criteria such as the costs associated with the plan, plan features, dilution to shareholders and comparability to plans in the company’s peer group. We generally oppose efforts to reprice options in the event of a decline in value of the underlying stock.

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Social and Corporate Responsibility Issues – Vote determinations for corporate responsibility issues are made by the Proxy Committee using ISS voting recommendations. T. Rowe Price generally votes with a company’s management on the

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following social issues unless the issue has substantial economic implications for the company’s business and operations which have not been adequately addressed by management:

•	Corporate environmental practices;

•	Board diversity;

•	Employment practices and employment opportunity;

•	Military, nuclear power and related energy issues;

•	Tobacco, alcohol, infant formula and safety in advertising practices;

•	Economic conversion and diversification;

•	International labor practices and operating policies;

•	Genetically-modified foods;

•	Animal rights; and

•	Political contributions/activities and charitable contributions.

Global Portfolio Companies – ISS applies a two-tier approach to determining and applying global proxy voting policies. The first tier establishes baseline policy guidelines for the most fundamental issues, which span the corporate governance spectrum without regard to a company’s domicile. The second tier takes into account various idiosyncrasies of different countries, making allowances for standard market practices, as long as they do not violate the fundamental goals of good corporate governance. The goal is to enhance shareholder value through effective use of shareholder franchise, recognizing that application of policies developed for U.S. corporate governance issues are not necessarily appropriate for foreign markets. The Proxy Committee has reviewed ISS’ general global policies and has developed international proxy voting guidelines which in most instances are consistent with ISS recommendations.

Votes Against Company Management – Where ISS recommends a vote against management on any particular proxy issue, the Proxy Administrator ensures that the portfolio manager reviews such recommendations before a vote is cast. If a research analyst or portfolio manager believes that management’s view on a particular proxy proposal may adversely affect the investment merits of owning stock in a particular company, he/she may elect to vote contrary to management.

Index and Passively Managed Accounts – Proxy voting for index and other passively-managed portfolios is administered by the Investment Support Group using ISS voting recommendations when their recommendations are consistent with T. Rowe Price’s policies as set by the Proxy Committee. If a portfolio company is held in both an actively managed account and an index account, the index account will default to the vote as determined by the actively managed proxy voting process.

Divided Votes – In the unusual situation where a decision is made which is contrary to the policies established by the Proxy Committee, or differs from the vote for any other client or Price Fund, the Investment Support Group advises the portfolio managers involved of the divided vote. The persons representing opposing views may wish to confer to discuss their positions. Opposing votes will be cast only if it is determined to be prudent to do so in light of each client’s investment program and objectives. In such instances, it is the normal practice for the portfolio manager to document the reasons for the vote if it is against T. Rowe Price policy. The Proxy Administrator is responsible for assuring that adequate documentation is maintained to reflect the basis for any vote which is cast in opposition to T. Rowe Price policy.

Shareblocking – Shareblocking is the practice in certain foreign countries of “freezing” shares for trading purposes in order to vote proxies relating to those shares. In markets where shareblocking applies, the custodian or sub-custodian automatically freezes shares prior to a shareholder meeting once a proxy has been voted. Shareblocking typically takes place between one and fifteen (15) days before the shareholder meeting, depending on the market. In markets where shareblocking applies, there is a potential for a pending trade to fail if trade settlement takes place during the blocking period. Depending upon market practice and regulations, shares can sometimes be unblocked, allowing the trade to settle but negating the proxy vote. T. Rowe Price’s policy is generally to vote all shares in shareblocking countries unless, in its experience, trade settlement would be unduly restricted.

Securities on Loan – The T. Rowe Price Funds and our institutional clients may participate in securities lending programs to generate income. Generally, the voting rights pass with the securities on loan; however, lending agreements give the lender the right to terminate the loan and pull back the loaned shares provided sufficient notice is given to the custodian bank in advance of the voting deadline. T. Rowe Price’s policy is generally not to vote securities on loan unless the portfolio manager has knowledge of a material voting event that could affect the value of the loaned securities. In this event, the portfolio manager has the discretion to instruct the Proxy Administrator to pull back the loaned securities in order to cast a vote at an upcoming shareholder meeting.

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Vote Execution and Monitoring of Voting Process

Once the vote has been determined, the Proxy Administrator enters votes electronically into ISS’s ProxyMaster system. ISS then transmits the votes to the proxy agents or custodian banks and sends electronic confirmation to T. Rowe Price indicating that the votes were successfully transmitted.

On a daily basis, the Proxy Administrator queries the ProxyMaster system to determine newly announced meetings and meetings not yet voted. When the date of the stockholders’ meeting is approaching, the Proxy Administrator contacts the applicable portfolio manager if the vote for a particular client or Price Fund has not yet been recorded in the computer system.

Should a portfolio manager wish to change a vote already submitted, the portfolio manager may do so up until the deadline for vote submission, which varies depending on the company’s domicile.

Monitoring and Resolving Conflicts of Interest

The Proxy Committee is also responsible for monitoring and resolving possible material conflicts between the interests of T. Rowe Price and those of its clients with respect to proxy voting.

Application of the T. Rowe Price guidelines to vote clients proxies should in most instances adequately address any possible conflicts of interest since our voting guidelines are pre-determined by the Proxy Committee using recommendations from ISS, an independent third party. However, for proxy votes inconsistent with T. Rowe Price guidelines, the Proxy Administrator and the Proxy Committee review all such proxy votes in order to determine whether the portfolio manager’s voting rationale appears reasonable. The Proxy Committee also assesses whether any business or other relationships between T. Rowe Price and a portfolio company could have influenced an inconsistent vote on that company’s proxy. Issues raising possible conflicts of interest are referred by the Proxy Administrator to designated members of the Proxy Committee for immediate resolution. Voting of T. Rowe Price Group, Inc. common stock (sym: TROW) by certain T. Rowe Price Index Funds will be done in all instances accordance with T. Rowe Price policy and votes inconsistent with policy will not be permitted.

REPORTING AND RECORD RETENTION

Vote Summary Reports will be generated for each client that requests T. Rowe Price to furnish proxy voting records. The report specifies the portfolio companies, meeting dates, proxy proposals, and votes which have been cast for the client during the period and the position taken with respect to each issue. Reports normally cover quarterly or annual periods. All client requests for proxy information will be recorded and fulfilled by the Proxy Administrator.

T. Rowe Price retains proxy solicitation materials, memoranda regarding votes cast in opposition to the position of a company’s management, and documentation on shares voted differently. In addition, any document which is material to a proxy voting decision such as the T. Rowe Price voting guidelines, Proxy Committee meeting materials, and other internal research relating to voting decisions will be kept. Proxy statements received from issuers (other than those which are available on the SEC’s EDGAR database) are kept by ISS in its capacity as voting agent and are available upon request. All proxy voting materials and supporting documentation are retained for six years.

T. ROWE PRICE PROXY VOTING – PROCESS AND POLICIES

As an investment adviser to its clients, T. Rowe Price analyzes the proxy statements of issuers whose stock is owned by the investment companies that it sponsors and for which it serves as investment adviser.

Proxy Administration

The T. Rowe Price Proxy Committee develops positions on all major corporate issues, creates guidelines, and oversees the voting process. The Proxy Committee composed of portfolio managers, investment operations managers, and internal legal counsel, analyzes proxy policies based on whether they would adversely affect shareholders’ interests and make a company less attractive to own. In evaluating proxy policies each year, the Proxy Committee relies upon our own fundamental research, independent research provided by third parties, and information presented by company managements and shareholder groups.

Once the Proxy Committee establishes its recommendations, they are distributed to the firm’s portfolio managers as voting guidelines. Ultimately, the fund’s portfolio manager is responsible for deciding and voting on the proxy proposals of companies in his or her fund. When portfolio managers cast votes that are counter to the Proxy Committee’s guidelines, they are required to document their reasons in writing to the Proxy Committee. Annually, the Proxy Committee reviews T. Rowe Price’s proxy voting process, policies, and voting records.

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T. Rowe Price has retained Institutional Shareholder Services, an expert in the proxy voting and corporate governance area, to provide proxy advisory and voting services. These services include in-depth research, analysis, and voting recommendations as well as vote execution, reporting, auditing, and consulting assistance for the handling of proxy voting responsibility and corporate governance-related efforts. While the Proxy Committee relies upon ISS research in establishing T. Rowe Price’s voting guidelines—many of which are consistent with ISS positions—T. Rowe Price may deviate from ISS recommendations on general policy issues or specific proxy proposals.

Fiduciary Considerations

T. Rowe Price’s decisions with respect to proxy issues are made in light of the anticipated impact of the issue on the desirability of investing in the portfolio company. Proxies are voted solely in the interests of fund shareholders. Practicalities involved with international investing may make it impossible at times, and at other times disadvantageous, to vote proxies in every instance.

Consideration Given Management Recommendations

When determining whether to invest in a particular company, one of the key factors T. Rowe Price considers is the quality and depth of its management. As a result, T. Rowe Price believes that recommendations of management on most issues should be given weight in determining how proxy issues should be voted.

T. Rowe Price Voting Policies

Specific voting guidelines have been established by the Proxy Committee for recurring issues that appear on proxies. The following is a summary of the more significant T. Rowe Price policies:

Election of Directors

T. Rowe Price generally supports slates with a majority of independent directors and nominating committees chaired by an independent board member. T. Rowe Price withholds votes for inside directors serving on compensation and audit committees and for directors who miss more than one-fourth of the scheduled board meetings.

Executive Compensation

The goal of T. Rowe Price is to assure that a company’s equity-based compensation plan is aligned with shareholders` long-term interests. While it evaluates most plans on a case-by-case basis, T. Rowe Price generally opposes compensation packages that provide what it views as excessive awards to a few senior executives or that contain excessively dilutive stock option plans. T. Rowe Price bases its review on criteria such as the costs associated with the plan, plan features, dilution to shareholders and comparability to plans in the company’s peer group. T. Rowe Price generally opposes plans that give a company the ability to reprice options.

Anti-takeover and Corporate Governance Issues

T. Rowe Price generally opposes anti-takeover measures and other proposals designed to limit the ability of shareholders to act on possible transactions. When voting on corporate governance proposals, T. Rowe Price will consider the dilutive impact to shareholders and the effect on shareholder rights.

Social and Corporate Responsibility Issues

T. Rowe Price generally votes with a company’s management on social issues unless they have substantial economic implications for the company’s business and operations that have not been adequately addressed by management.

Monitoring and Resolving Conflicts of Interest

The Proxy Committee is also responsible for monitoring and resolving possible material conflicts between the interests of T. Rowe Price and those of its clients with respect to proxy voting. Since T. Rowe Price’s voting guidelines are predetermined by the Proxy Committee using recommendations from ISS, an independent third party, application of the T. Rowe Price guidelines by fund portfolio managers to vote fund proxies should in most instances adequately address any possible conflicts of interest. However, for proxy votes inconsistent with T. Rowe Price guidelines, the Proxy Committee reviews all such proxy votes in order to determine whether the portfolio manager’s voting rationale appears reasonable. The Proxy Committee also assesses whether any business or other relationships between T. Rowe Price and a portfolio company could have influenced an inconsistent vote on that company’s proxy. Issues raising possible conflicts of interest are referred to designated members of the Proxy Committee for immediate resolution.

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CRAMER ROSENTHAL MCGLYNN, LLC

POLICIES AND PROCEDURES

FOR PROXY VOTING

Effective July 29, 2003

CRAMER ROSENTHAL MCGLYNN, LLC

POLICIES AND PROCEDURES

FOR

PROXY VOTING

Cramer Rosenthal McGlynn, LLC (“CRM” or the “Firm”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). CRM serves as the investment adviser or sub-adviser of various (i) investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”), (ii) private investment funds exempt from registration under the 1940 Act, and (iii) outside private accounts over which the Firm has discretionary investment authority.

1.	Purpose

In most cases, CRM clients have delegated to the Firm the authority to vote proxies relating to equity securities on their behalf. In exercising such voting authority over client proxies, CRM shall vote proxies in the best interest of its clients (the ultimate share owner or plan beneficiary) and shall not subrogate the clients’ interest to its own. The CRM Compliance Committee (the “Compliance Committee”) has determined that these Policies and Procedures For Proxy Voting (these “Policies”) are reasonably designed to assure that CRM votes client proxies in the best interest of clients and to provide clients with information about how their proxies are voted. In addition, these Policies are designed to satisfy CRM’s obligations under Rule 206(4)-6 under the Advisers Act.

2.	CRM’s Proxy Voting Process

CRM’s policy seeks to monitor corporate actions, analyze proxy solicitation materials, and vote client proxies for stocks which are held in client accounts in a timely and appropriate manner. CRM shall conduct such activities and vote client proxies in accordance with these Policies.

Monitoring of Corporate Actions

CRM monitors corporate actions electronically through a proxy service provided by Automated Data Processing Inc. Through the service, CRM receives electronic notice of upcoming proxy votes, meeting and record dates and other information on upcoming corporate actions by companies in which CRM clients are shareholders. CRM generally utilizes the service to electronically vote such proxies.

The Voting Process

Review of Proxy Solicitation Materials/Independent Recommendations

CRM reviews and analyzes proxy materials through an independent third party, Institutional Shareholder Services (“ISS”).1 ISS provides CRM with detailed analyses and voting recommendations based on empirical research measuring the impact of proxy issues on shareholder value.2 ISS’s analyses and voting recommendations cover three distinct categories: (i) voting recommendations for social and environmental shareholder proposals; (ii) voting recommendations for “Taft-Hartley” accounts that are in the best long-term economic interest of plan participants and beneficiaries conforming to AFL-CIO voting guidelines; 3 and (iii) voting recommendations intended to generally maximize shareholder value.

[1]	ISS analyzes proxy proposals for institutional investors and publishes a “proxy analysis” with research and a vote recommendation for approximately 17,000 shareholder meetings a year. ISS is well known in the industry and registered with the SEC as an investment adviser.

[2]	ISS recommendations are outlined in the ISS Proxy Guidelines, which are available to CRM clients upon request.

[3]	CRM receives an analysis intended to protect plan assets as required by the U.S. Department of Labor and the Employees Retirement Income Security Act of 1974 (“ERISA”).

CRM uses the specific ISS recommendations pertaining to each category of account and/or shareholder proposal. ISS recommendations with respect to particular proxies are applied consistently across all portfolios within each category. For instance, all client accounts that are plans within the “Taft-Hartley” category would be voted in the same manner.

As a general matter, CRM votes client proxies in accordance with ISS recommendations. However, ultimate decision-making authority as to how each proxy shall be voted rests with CRM.

Instances Where CRM Does Not Follow ISS Recommendation

There may be instances where the Firm determines that it is not in the best interest of clients to follow ISS recommendations with respect to certain proxy vote(s). These instances typically involve non-routine and/or controversial issues, such as the re-pricing of options, adoption or substantial changes to a shareholder rights plan (or poison pill) or proxy contests, involving, for instance, a hostile takeover attempt but may also include more routine issues, such as the election of directors or auditor appointments. When CRM decides not to vote proxies in the manner recommended by ISS, CRM shall document the reasons for such decision.

Securities on Loan

Securities over which CRM has voting authority in certain accounts are subject to being lent to other parties, including securities in private investment partnerships, registered mutual funds and certain other accounts. CRM has no role in the lending process; securities lending decisions are made by the custodian with the consent of and on behalf of the client. As a general matter, when a security is on “loan” as of the record date, CRM has no authority to vote, and shall not vote, a proxy for the security.

Clients Who Vote Their Own Proxies

CRM clients may retain the authority to vote their own proxies in their discretion. This determination is made by the client at the beginning of the advisory relationship and may be changed by the client at any time.

3.	Conflicts and Potential Conflicts of Interest Between the Adviser and its Clients

CRM recognizes that there may be a conflict of interest or potential conflict of interest between itself and its clients with respect to the voting of proxies of certain companies and has developed a mechanism for identifying and addressing such conflicts. Examples of such conflicts include, but are not limited to, instances where CRM manages financial assets for a company or CRM has another business relationship (such as a service provider or vendor) or where a CRM employee may be a member of the Board of Directors of a company for which proxies are voted.

When a conflict or potential conflict between CRM and its clients has been identified, CRM will vote the proxy as recommended by ISS, subject to a review by the Compliance Committee to confirm that voting is in the best interest of clients.

CRM has a “watch list” of issuers that may present a conflict of interest or potential conflict relating to proxy voting. The watch list is maintained by the Compliance Committee and amended, as appropriate. Proxy votes relating to issuers on the watch list are voted in accordance with the procedures in the last prior paragraph.

4.	Disclosure

For CRM clients who are clients of the Firm as of the effective date of these Policies, the Firm shall deliver to such clients in a separate mailing4 the following: (i) a description of these Policies; 5 (ii) information as to how the

[4]	Appendix A sets forth the form of letter to be used.

[5]	Such description shall be a summary of the proxy voting process rather than a reiteration of the policies and procedures and will indicate that a copy of the policies and procedures is available upon request.

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client can obtain information from CRM on how CRM voted the client’s proxies; and (iii) information as to how a client can obtain a copy of these Policies and/or the ISS Proxy Voting Guidelines.

In addition, CRM, in its written brochure required under Rule 204-3 (the “Form ADV”) shall describe: (i) these Policies; (ii) how a client can obtain information from CRM on how it voted the client’s proxies; and (iii) how a client can obtain a copy of these Policies and/or the ISS Proxy Voting Guidelines.

5.	Oversight

The Compliance Committee shall have oversight responsibility for these Policies. In particular, the Compliance Committee shall have responsibility for monitoring the actual or potential conflicts of interest that may arise in relation to voting proxies for client securities.

6.	Recordkeeping

CRM shall retain the following books and records in, as appropriate, electronic or hard copy form:

a)	These Policies as they may be amended from time to time.

b)	A copy of each proxy statement received regarding client securities (which may be kept by relying on obtaining copies through the EDGAR system maintained by the Securities and Exchange Commission).

c)	A record of each vote cast on behalf of clients.

d)	Internal documents created that were material to the decision on how to vote any proxies or that memorialize the basis for such a decision, including any documentation relating to decisions to vote proxies other than in accordance with ISS recommendations.

e)	Copies of written client requests for proxy voting records and of the Firm’s written responses to either a written or oral request for information on how the Firm voted proxies on behalf of the requesting client.

f)	With respect to votes cast for securities held in any registered investment company, records of CUSIP numbers.

The above records shall be retained in an easily accessible place for a period of at least five (5) years from the end for the fiscal year during which the last entry was made on such record, the first two years in an appropriate office of CRM.

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Appendix A

FORM OF CLIENT DISCLOSURE LETTER

Dear Client:

As you may know, new SEC regulations require that we provide you with a description of our proxy voting policies and procedures, as well as certain other information concerning how proxies for securities held on behalf of clients are voted. This information is set forth below.

Summary6 of CRM Proxy Voting Policies and Procedures

In most instances, CRM clients have delegated to CRM the authority to vote proxies relating to equity securities on their behalf. In exercising such voting authority, CRM has policies and procedures in place so that proxies are voted in the best interest of client (the ultimate share owner or plan beneficiary). CRM’s policy seeks to monitor corporate actions, analyze proxy solicitation materials, and vote proxies for stocks which are held in client accounts (and for which CRM has voting authority) in a timely and appropriate manner.

CRM reviews and analyzes proxy materials through an independent third party, Institutional Shareholder Services, Inc. (“ISI”). ISS provides CRM with detailed analyses and voting recommendations based on empirical research measuring the impact of proxy issues on shareholder value. ISS’s analyses and voting recommendations cover three categories: voting recommendations for social and environmental shareholder proposals; voting recommendations for “Taft-Hartley” accounts that are in the best long-term economic interest of plan participants and beneficiaries conforming to AFL-CIO voting guidelines, and voting recommendations intended to generally maximize shareholder value. ISS recommendations with respect to particular proxies are applied consistently across all portfolios in each category. For instance, all client accounts that are plans within the “Taft-Hartley” category, would be voted in the same manner.

As a general matter, CRM votes client proxies in accordance with ISS recommendations. However, ultimate decision-making as to how a proxy shall be voted rests with CRM and there may be instances where CRM determines that it is not in the best interest of the clients to follow ISS recommendations with respect to certain proxy vote(s). These instances typically involve non-routine and/or controversial issues, such as the re-pricing of options, adoption or substantial changes to a shareholder rights (or poison pill) plan or proxy contests, involving, for instance, a hostile takeover attempt but may also include more routine issues, such as the election of directors or auditor appointments.

CRM recognizes that there may be a conflict of interest or potential conflict of interest between itself and its clients with respect to the voting of proxies of certain companies. Examples of such conflicts include, but are not limited to, instances where CRM manages financial assets for a company or CRM has another business relationship (such as a service provider or vendor) or where a CRM employee may be a member of the Board of Directors of a company for which proxies are voted. When a conflict or potential client between CRM and its clients concerning how a proxy is to be voted has been identified, CRM will vote the proxy as recommended by ISS, subject to a review by the firm to confirm that voting is in the best interest of clients.

Securities over which CRM has voting authority in certain accounts are subject to being lent to other parties, including securities in private investment partnerships, registered mutual funds and certain other accounts. CRM has no role in the lending process; securities lending decisions are made by the custodian with the consent of and on behalf of the client. As a general matter, when a security is on “loan” as of the record date, CRM has no authority to vote, and shall not vote, a proxy for the security.

CRM retains records of proxy statements, records of votes cast, and certain other records relevant to the voting process.

[6]	This is a summary of CRM’s proxy voting policies and procedures. You may obtain a copy of the full policy by contacting CRM.

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How You Can Obtain Information on How CRM Voted Proxies For Your Account(s)

You can obtain specific information as to how CRM voted proxies relating to your account(s) by contacting your CRM representative. You may also obtain a copy of CRM’s full proxy voting policies and procedures and/or the ISS Proxy Voting Guidelines by contacting CRM.

Sincerely,

Cramer Rosenthal McGlynn, LLC

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Bank of Ireland Asset Management

Proxy Voting Policy

June 2003

Bank of Ireland Asset Management

Proxy Voting Policy

I. Proxy Voting Procedures

A.	Purpose		1

B.	Scope		1

C.	Guiding Principles		1

D.	Decision and Voting Process		1

E.	Proxy Voting Committee		1

F.	Conflicts of Interest		2

G.	When BIAM Does Not Vote Proxies		2

II. Proxy Voting Guidelines			3

Auditors			3

	Board of Directors		3
	-	Election of Directors
	-	Director Indemnification and Liability Provisions
	-	Board Size
	-	Independent Chairman (Separate Chairman/CEO)
	-	Majority of Independent Directors/Establishment of Committees
	-	Director Tenure/Retirement Age
	-	Filling of Vacancies/Removal of Directors

C.	Shareholder Rights		4
	-	Confidential Voting
	-	Shareholder Ability to Call Special Meetings

D.	Proxy Contests		5
	-	Voting for Director Nominees in Contested Elections
	-	Voting for Strategic Initiatives in Contested Elections

E.	Anti-Takeover Measures		5
	-	Amend Bylaws without Shareholder Consent
	-	Anti-Takeover Provisions
	-	Poison Pill Plans
	-	Greenmail

F.	Capital Structure		6
	-	Adjustments to Par Value of Common Stock
	-	Common Stock Authorization
	-	Preferred Stock

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	-	Preemptive Rights
	-	Share Repurchase Programs
	-	Stock Distributions: Splits and Dividends

G.	Mergers and Corporate Restructurings		7
	-	Going Private Transactions (LBOs and Minority Squeezeouts)
	-	Spin-offs

H.	Executive and Director Compensation		8
	-	Golden and Tin Parachutes
	-	Director Compensation
	-	Stock Option Expensing

I.	Miscellaneous		8
	-	Amending Minor Bylaws
	-	Changing Corporate Name
	-	Changing Date, Time or Location of Annual Meeting

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I. PROXY VOTING PROCEDURES

A. PURPOSE

Bank of Ireland Asset Management Limited and the BIAM group of companies (“BIAM”) has adopted and implemented these policies and procedures (“Policies”) to seek to ensure that client proxies are voted in the clients’ best interests, in accordance with BIAM’s fiduciary duties to clients and, in the case of BIAM (U.S.), with SEC rule 206(4)-6 under the Investment Advisers Act of 1940. BIAM believes that the Policies set forth herein are reasonably designed to achieve that goal.

B. SCOPE

BIAM’s authority to vote the proxies of its clients is established by its advisory contracts and its proxy voting guidelines have been tailored to reflect these specific contractual obligations. These Policies apply where clients have delegated the authority and responsibility to BIAM to decide how to vote proxies. Where BIAM has agreed to follow client guidelines in voting proxies, client guidelines will be followed and supercede these Policies. BIAM also will follow these Policies, as applicable, if it provides advice or recommendations about specific proxy votes to clients that have not delegated voting responsibility to BIAM. These Policies may be changed from time to time.

C. GUIDING PRINCIPLES

It is the policy of BIAM to vote all proxies for the exclusive benefit of its clients. The maximization of total return for the client as an investor in the stock being voted is the governing influence in considering corporate voting decisions.

D. DECISION AND VOTING PROCESS

BIAM’s proxy voting decisions are made by the Asset Managers. (For clients that have specific voting guidelines, Portfolio Construction will determine the votes to be cast at a client level.) BIAM may vote differently on the same matter if client guidelines or specific instructions call for a vote that is inconsistent with BIAM’s Proxy Voting Guidelines or a decision made by BIAM’s Asset Managers. In unusual circumstances, BIAM Asset Managers may make different proxy voting decisions for different clients.

Portfolio Construction is responsible for the communication of voting decisions between the Asset Managers and BIAM’s proxy voting agent (the “Agent”). Portfolio Construction provides the Agent with up to date portfolio holdings information. As a result, the Agent can provide BIAM with all voting and shareholder meeting information necessary for informed and timely decision making. The Agent is responsible for the timely and accurate processing of the voting decision, and the distribution of this decision to all relevant parties. The Agent is also responsible for unblocking / rescinding a voting decision upon request from BIAM.

E. PROXY VOTING COMMITTEE

BIAM has established a Proxy Voting Committee (“Committee”) to deal with various issues associated with proxy voting. The role of the Committee is to develop and periodically review these Policies to help ensure they are up to date and reflect current regulatory requirements; review compliance with these Policies; and critically evaluate exceptions to the Policies. The Committee also is responsible for taking reasonable steps to seek to identify any material conflicts of interest on the part of BIAM or its personnel that may affect particular proxy votes. The Committee is comprised of representatives from Asset Management; Portfolio Construction; Compliance and Client Service.

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F. CONFLICTS OF INTEREST

Occasions may arise where BIAM may have a material conflict of interest with respect to a matter to be voted. A material conflict of interest may exist, for example, if BIAM has a very significant business relationship with either the company whose stock is being voted, the person soliciting the proxy or a third party that has a material interest in the outcome of the proxy vote.

The Proxy Voting Committee provides guidance to assist BIAM personnel in identifying potential conflicts of interest and bringing them to the attention of the Committee. The Committee is responsible for evaluating the materiality of any conflicts. These Policies describe some, but not all, of the specific types of conflicts of interest that BIAM may encounter in connection with proxy voting. The Committee is expected to evaluate the particular facts and circumstances of each situation and exercise its best judgment in deciding whether the conflicts are material and how they should be addressed. A member of BIAM’s senior management will be designated, upon request from the Committee, for consultation and to resolve any conflicts issue on which the Committee has been unable to reach a decision on its own.

When a material conflict of interest is identified, BIAM may (1) vote the proxies in accordance with the general rule stated in the Proxy Voting Guidelines set forth in these Policies (as may be amended from time to time), provided the guidelines specify how votes generally will be cast on that particular type of matter, i.e., the guidelines state that BIAM generally will vote “for” or “against” the proposal; (2) seek voting instructions or a waiver of the conflict from the clients whose securities are to be voted on their specific shares; (3) cast the votes for its clients in the same proportion as the vote of all other holders of such security, or “mirror vote,” if information about the votes cast by other holders is reasonably and timely available to BIAM; (4) refrain from voting, other than to vote “present” for purposes of a quorum or (5) take other action appropriate under the circumstances.

An adviser-client relationship will not be considered material for conflict purposes if the gross investment advisory income received from the relationship by BIAM during its most recent fiscal year did not exceed one percent (1%) of BIAM’s annual gross investment advisory income and is not expected to exceed that amount in the current fiscal year.

BIAM sets its Proxy Voting Guidelines and makes each proxy voting decision independently, in the best interests of its clients and without regard to the interests of BIAM, its parent company or any other affiliates of BIAM. In addition, as a matter of policy, BIAM will not accept or consider direction from its affiliates on how to vote any particular proxy.

G. WHEN BIAM DOES NOT VOTE PROXIES

In appropriate circumstances, BIAM may not vote proxies respecting client securities, including, but not limited to, situations where (a) the securities are no longer held in a client’s account; (b) the proxy and other necessary documents are not received in sufficient time to allow BIAM to analyze the material or cast an informed vote by the voting deadline; (c) BIAM concludes that the cost of voting the proxy outweighs any potential benefit to the client; (d) in BIAM’s judgment, the matter to be voted is neither material nor relevant to shareholders and the issuer of the securities; (e) securities have been loaned out pursuant to a client’s securities lending program and are unavailable to vote; or (f) the value or amount of the securities to be voted is insignificant or undeterminable. BIAM also may refrain from voting a proxy where BIAM believes that it is in the client’s best interest to do so. Generally, this will occur if BIAM is in disagreement with the proposals but the management have committed to make, within an agreed time frame, appropriate changes which in BIAM’s view will favor shareholders.

In certain markets, shareholders are required to stop trading securities for a specified time before or after a shareholder meeting (“Blocking Period”). BIAM may refrain from voting or cancel a vote when BIAM concludes that it is more beneficial to clients to be free to trade the securities than to vote securities. In addition, BIAM will, to the best of its ability, unblock a share position that is subject to a Blocking Period if there is danger of a failed trade. Blocking only occurs in certain markets and the Blocking Periods and rules vary from country to country, and in certain circumstances, from company to company.

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II. PROXY VOTING GUIDELINES

The following are guidelines and as such are not exhaustive and do not include all potential voting issues. Because proxy issues and the circumstances of individual companies are so varied, there may be instances when BIAM will not vote in strict adherence to these guidelines. Votes on matters not covered by these guidelines will be determined in accordance with the guiding principles set forth above. Certain proxy questions that are company specific and of a non-routine nature may be more appropriately handled on a case-by-case basis. At any time, BIAM may seek voting instructions from some or all clients holding the securities to be voted.

A. AUDITORS

BIAM generally will vote FOR proposals to ratify auditors, unless there is reason to believe that an auditor has a material financial interest in or association with the company, and is therefore not independent, or there is reason to believe that the independent auditor has rendered an opinion which is neither accurate nor indicative of the company’s financial position.

B. BOARD OF DIRECTORS

Election of Directors

Electing directors is an important stock ownership right that shareholders can exercise. Shareholders should seek to elect directors who represent their interests and will act in a manner which will maximize the value of their ownership interest and who can ultimately be held accountable for their actions.

•	BIAM generally will vote FOR all nominees in uncontested elections. However, each election is examined on a case-by-case basis and BIAM will withhold votes for individual nominees or entire slates of directors if it believes such action is in the best interest of shareholders.

Director Indemnification and Liability Provisions

Directors and officers are often faced with difficult choices and should be willing to make decisions that are not risk-averse. BIAM believes that directors should not be held accountable for actions taken where they have acted honestly and in good faith but should not be fully released from liability if they act outside of such parameters.

•	BIAM generally will vote FOR proposals providing for indemnification and liability limitations for officers and directors, provided the policies are limited to the director acting honestly and in good faith and putting the interests of the company first, rather than eliminating entirely director’s and officer’s liability for monetary damages for violating the duty of care.

Board Size

Proposals to allow management to increase or decrease the size of the board at its own discretion are often used by companies as a takeover defense. By increasing the size of the board, management can make it more difficult for dissidents to gain control.

•	BIAM generally will vote FOR proposals that seek to fix the size of the board.

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•	BIAM generally will vote AGAINST proposals that give management the ability to alter the size of the board without shareholder approval.

Independent Chairman (Separate Chairman/CEO)

•	BIAM generally will vote FOR proposals to separate the roles of Chairman and CEO.

Majority of Independent Directors/Establishment of Committees

BIAM believes that having a board independent of management is of the utmost importance to both a company and its shareholders.

•	BIAM generally will vote FOR proposals asking that a majority or more of directors be independent.

•	BIAM generally will vote FOR proposals asking that board audit, compensation, and/or nominating committees be “independent”. Independence does not necessarily require that the entire committee be composed of independent directors.

Director Tenure/Retirement Age

Tenure and Age limits impose an arbitrary threshold beyond which director’s may not serve regardless of the director’s performance.

•	BIAM believes that directors should be judged on their own merit and generally will not support proposals for such arbitrary guidelines as age restrictions.

•	BIAM generally will vote FOR proposals that require directors to present themselves for re-election on a periodic basis.

Filling Vacancies/Removal of Directors

Shareholder ability to remove directors, with or without cause, is prescribed by a state’s business corporation law, an individual company’s articles of incorporation, or its bylaws. If the state or company has specified that removal may only be for cause, then such things as self-dealing or fraud will allow for the removal of a director. Removal without cause requires no such showing, which would allow shareholders to remove through a majority vote any director before his or her term expires.

•	BIAM will evaluate on a CASE-BY-CASE basis proposals that members of the board can only be removed for cause.

C. SHAREHOLDER RIGHTS

Confidential Voting

In a confidential voting system, all proxies, and voting tabulations that identify individual shareholders are kept confidential. This confidentiality can eliminate any real or perceived coercion towards voters.

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•	BIAM generally will vote FOR proposals that corporations adopt confidential voting, use independent vote tabulators or use independent inspectors of election, as long as the proposal includes a provision for proxy contests as follows: In the case of a contested election, management should be permitted to request that the dissident group honor its confidential voting policy. If the dissidents agree, the policy remains in place. If the dissidents will not agree, the confidential voting policy is waived.

•	BIAM generally will vote FOR proposals to adopt confidential voting by shareholders.

Shareholder Ability to Call Special Meetings

Certain matters may arise between regularly scheduled shareholder meetings that require attention. The inability of shareholders to call meetings could result in shareholders being unable to remove directors, initiate a shareholder resolution or respond to a beneficial offer without having to wait for the next scheduled meeting. The inability to call a special meeting and the resulting insulation of management could adversely affect corporate performance and shareholder returns.

•	BIAM generally will vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings.

•	BIAM generally will vote FOR proposals that remove restrictions on the right of shareholders to act independently of management.

D. PROXY CONTESTS

Proxy contests can play a valuable role in removing entrenched directors and creating a means for corporate change.

Voting for Director Nominees in Contested Elections

Electing directors is an important stock ownership right that shareholders can exercise.

•	BIAM will review on a CASE-BY-CASE basis how it will cast its votes for directors in a contested election based upon what BIAM believes are the director nominees that will serve in the best interests of shareholders and will enhance shareholder value.

Voting for Strategic Initiatives in Contested Elections

•	Votes in a contested election to approve a strategic initiative will be evaluated on a CASE-BY-CASE basis and voted in favor of the position that BIAM believes will be in the best interest of shareholders and will enhance shareholder value.

E. ANTI-TAKEOVER MEASURES

BIAM generally will vote AGAINST anti-takeover proposals if such proposals act against the common interests of shareholders.

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Amend Bylaws without Shareholder Consent

•	BIAM generally will vote AGAINST proposals giving the board exclusive authority to amend the Bylaws.

•	BIAM generally will vote FOR proposals giving the board the ability to amend the bylaws with shareholder consent.

Anti-Takeover Provisions

•	BIAM generally will vote AGAINST any proposed amendments to corporate Articles, Bylaws or Charters that include anti-takeover provisions.

Poison Pill Plans

Poison pills (or shareholder rights plans) are tactics used by management fearing an unwelcome takeover bid. They cause a variety of events to occur which may make the company financially less attractive to a potential acquirer.

•	BIAM generally will vote FOR a proposal that the company submit a shareholder rights plan (poison pill) to a shareholder vote.

•	BIAM generally will vote AGAINST a proposal to renew or amend an existing shareholder rights plan (poison pill).

•	BIAM generally will vote FOR a proposal to redeem a shareholder rights plan (poison pill).

•	BIAM generally will vote AGAINST an increase in capital stock for use in the implementation of a shareholder rights plan (poison pill).

Greenmail

Greenmail payments are targeted share repurchases by management of company stock from individuals or groups seeking control of the company. Since only the hostile party receives payment, usually at a substantial premium over the market value of its shares, the practice discriminates against all other shareholders. This transferred cash could, absent the greenmail payments, be put to use for reinvestment in the company, payment of dividends, or to fund a public share repurchase program.

•	BIAM generally will vote FOR proposals to adopt anti-greenmail charter or bylaw amendments or otherwise restrict a company’s ability to make a greenmail payment.

F.	CAPITAL STRUCTURE

Adjustments to Par Value of Common Stock

Stock that has a fixed per share value printed on its certificate is called par value stock. The purpose of par value stock is to establish the maximum responsibility of a shareholder in the event that a company becomes insolvent. Many times proposals to reduce par value stem from state law requirements or banking regulations.

•	BIAM generally will vote FOR management proposals to reduce the par value of common stock.

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Common Stock Authorization

State statutes and stock exchanges require shareholder approval for increases in the number of common shares a board is authorized to issue. Companies increase their supply of common stock for a variety of ordinary business purposes: raising new capital, funding stock compensation programs, business acquisitions, and implementation of stock splits or payment of stock dividends.

•	BIAM generally will vote FOR increases in common stock authorized provided such action is determined to be in the shareholders’ best interests.

•	BIAM will review on a CASE-BY-CASE basis proposals to approve a reduction in the number of shares of common stock authorized for issue or an elimination of an authorized class of common stock.

Preferred Stock

•	BIAM will review on a CASE-BY-CASE basis proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company’s industry and performance in terms of shareholder returns.

•	BIAM will review on a CASE-BY-CASE basis proposal to eliminate a currently authorized class of preferred stock.

Preemptive Rights

Preemptive rights permit shareholders to share proportionately in any new issues of stock of the same class. These rights guarantee existing shareholders the first opportunity to purchase shares of new issues of stock in the class they own, in an amount equal to the percentage of the class they already own. These rights provide shareholders with some protection from involuntary dilution of their ownership interest.

•	BIAM generally will vote FOR proposals that restore preemptive rights of shareholders.

Share Repurchase Programs

•	BIAM generally will vote FOR management proposals to institute open-market share repurchase plans (Stock Repurchase Program).

Stock Distributions: Splits and Dividends

•	BIAM generally will vote FOR management proposals to increase the common share authorization for a stock split or share dividend.

•	BIAM generally will vote FOR recommended stock splits.

G.	MERGERS AND CORPORATE RESTRUCTURINGS

•	BIAM will review on a CASE-BY-CASE basis proposals for mergers and acquisitions.

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Going Private Transactions (LBOs and Minority Squeezeouts)

•	BIAM will review on a CASE-BY-CASE basis proposals to take a company private, taking into account factors including, but not limited to, offer price/premium, fairness opinion, how the deal was negotiated, conflicts of interest, other alternatives/offers considered, and non-completion risk.

Spin-offs

•	BIAM will review on a CASE-BY-CASE basis proposed spin-offs, taking into consideration factors including, but not limited to, tax and regulatory advantages, planned use of the sale proceeds, valuation of the spin-off, fairness opinion, benefits to the parent company, conflicts of interest, managerial incentives, corporate governance changes and changes in the capital structure.

H.	EXECUTIVE AND DIRECTOR COMPENSATION

•	BIAM will evaluate on a CASE-BY-CASE basis all proposed executive and director compensation plans.

Golden and Tin Parachutes

Golden and tin parachutes are designed to protect the employees of a corporation in the event of a change in control. Golden parachutes are payments to senior level management that are triggered during a change of control. The calculation is usually based on some multiple of an employee’s annual or monthly compensation. Some companies are extending the coverage to all employees via tin parachutes.

•	BIAM generally will vote FOR proposals that the company eliminate or restrict existing severance agreements, change-in-control provisions, or golden parachutes.

Director Compensation

BIAM believes that director compensation should be appropriate for the time and effort that directors spend executing their duties.

•	BIAM evaluates all director compensation proposals on a CASE-BY-CASE basis.

Stock Option Expensing

•	BIAM generally will vote FOR proposals that the company to expense stock options unless management has already publicly committed to start expensing by a specific date.

I.	MISCELLANEOUS

Amending Minor Bylaws

•	BIAM generally will vote FOR management proposals for bylaw or charter changes that are of a housekeeping nature (updates or corrections).

Changing Corporate Name

•	BIAM generally will vote WITH MANAGEMENT with regard to changing the corporate name.

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Changing Date, Time or Location of Annual Meeting

•	BIAM generally will vote FOR management proposals to change the date/time/location of the annual meeting unless the proposed change is unreasonable. BIAM requires at least ten days notice of any such change in order to allow for custodian deadlines.

June 2003

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Summary of GEAM’s Proxy Voting Policies and Procedures

GEAM exercises its fiduciary duties by reviewing, voting and documenting proxies for all voting securities for which it has voting responsibility and acting solely in the best interests of its clients. All proxies are voted in accordance with the Proxy Policy, which has been adopted by the Board of Directors of GEAM and in accordance with GEAM’s proxy voting guidelines (“Proxy Guidelines”), which have been adopted by the proxy committee of GEAM (“Proxy Committee”).

The Proxy Committee is comprised of between five and ten individuals, including both the Chief Executive Officer and General Counsel of GEAM. The Proxy Committee is responsible for reviewing the Proxy Guidelines and a summary of the proxy matters encountered by GEAM at least annually and, if necessary, updating the Proxy Guidelines.

GEAM has hired Institutional Shareholder Services, Inc. (“ISS”) to collect all proxy materials, provide research and vote all proxies as instructed to do so by GEAM. Upon receipt of a proxy, ISS provides the proxy analyst, an employee of GEAM responsible for facilitating and processing all proxy votes, with an analysis of the proxy material, which includes management’s recommendation, and a vote recommendation based on the Proxy Guidelines.

In general, GEAM votes with management. In certain limited cases, GEAM may instruct ISS to abstain from voting a proxy where such abstention is believed to be in the overall best interest of clients such as the Trust. The proxy analyst reviews each analysis and vote recommendation subject to the following:

a.	Domestic and International Routine Issues: The proxy analyst confirms ISS recommendations on routine issues. Such issues falling under this section (a) generally include voting for: (1) auditors and the board of directors, changes to the state of incorporation (if still incorporated in the United States), stock splits, the authorization of additional shares of common stock, staggered stock boards (if voting with management), reasonable stock option plans, director compensation and employee stock purchase plans, management proposals dealing with environmental and social issues, share repurchases; and (2) against supermajority votes, unequal classes of common and preferred stock, the establishment of preemptive rights and the authorization of preferred stock if excessive as compared to the common stock.

b.	Domestic and International Non-Routine Issues; Vote with Management and Consistent with Proxy Guidelines: If the issue is determined to be non-routine by the proxy analyst, a portfolio securities analyst for the relevant asset class and a Proxy Committee member will review the proxy material and recommend how to vote such proxy. If the recommendation is to vote with management and consistent with the proxy guidelines, such recommendation will be forwarded to ISS. Non-routine issues falling under this section (b) and section (c) (below) generally include golden parachutes, poison pills, environmental and social issues, severance agreements, restructurings and mergers.

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c.	Domestic and International Non-Routine Issues; Voting Against Management or Inconsistent with the Proxy Guidelines: If (1) the issue is determined to be non-routine by the proxy analyst and either a portfolio securities analyst for the relevant asset class or the Proxy Committee member recommends a vote against management or (2) a portfolio securities analyst seeks in any case to vote contrary to the Proxy Guidelines, then at least two Proxy Committee members will review the proxy material and determine how to vote such proxy. In certain circumstances, an independent third party will be engaged to determine how to vote the proxy (See Material Conflict of Interest below).

A material conflict of interest may arise in a situation where the proxy analyst or a portfolio securities analyst or a Proxy Committee member, if voting the proxy, has knowledge of a situation where either GEAM or one of its affiliates would enjoy a substantial or significant benefit from casting a vote in a particular way (Material Conflict of Interest). If a Material Conflict of Interest does arise, ISS (or in certain limited cases, another independent third party) will be solely responsible for voting the proxy, the Material Conflict of Interest will be documented, the Board will be notified at the next regular Board meeting following the material conflict of interest and the Proxy Committee will be notified of such conflict at its annual meeting. In the absence of a conflict of interest or in the case of an immaterial conflict of interest, regular procedures will be followed.

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GE Asset Management Incorporated

Proxy Guidelines

Updated: April 2003

All proxies are voted in accordance with the Proxy Voting Policy. GE Asset Management has developed general guidelines (the “Proxy Guidelines”) in an effort to maintain consistency and ensure compliance. The Proxy Guidelines are separated into the following categories:

1.	Domestic Routine Corporate Governance Issues

2.	Domestic Non-Routine Corporate Governance Issues

3.	International Routine Corporate Governance Issues

4.	International Non-Routine Corporate Governance Issues

5.	Routine and Non-Routine Social Issues

Please see the information below for an explanation of each category.

1.	Domestic Routine Corporate Governance Issues

The following issues are considered to be routine when voted upon in the United States of America:

a.	Auditors

•	Auditors: generally vote for.

•	Independent verification of financial statements: generally vote for.

•	Shareholder proposal for limiting or banding auditor consulting services: generally vote against.

•	Shareholder proposal for mandatory rotation of auditors: generally vote against.

b.	Certification of Financials

•	Generally vote with management if shareholder proposal requests quarterly certification.

•	Generally vote for shareholder proposals requiring annual certification.

c.	Board of Directors

•	Election of directors: Generally vote for unless extenuating circumstances exist. Exceptions are made for proxy contests that are reviewed on a case-by-case basis.

•	Shareholder proposal for board inclusiveness/women and minorities on board of directors: Generally support management on the basis that other qualifications of candidates need to be considered.

d.	Separate Chairman/CEO

•	Generally vote against shareholder proposals on the basis that the company itself is in the best position to determine the most effective board format.

e.	Director Accountability

•

Shareholder proposals for director accountability: generally vote against shareholder proposal. Factors to be considered include: (1) employment of director by the company or an affiliate as an executive for at least 5 years, (2) whether director is a member of a company that is one of the company’s paid advisors or consultants, (3) whether director is employed by a significant customer or supplier, (4)

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whether director is remunerated by the company for personal services, (5) whether director is a relative of the management of the company and (6) whether director is part of an interlocking directorship.

f.	Classified Board and Staggered Terms

•	Classified boards and staggered terms: generally vote with management. Look at majority of outside vs. inside directors as an indication of board integrity and quality.

g.	Limit Directors and Officers Liability and Indemnification

•	Limiting liability and indemnification for directors and officers: generally vote for because it enhances the ability of the company to attract and retain quality directors. Look for limits against negligence and fraud and the limits set by the law in the state of incorporation. Note: Internationally, this is listed as an “amendment to approve insurance.”

h.	Limiting Director Tenure

•	Limiting director tenure: generally support management on the basis that term limits may (1) result in loss of expertise, familiarity with the company, etc. and (2) hamper a company’s ability to attract and retain qualified directors. Note that this is typically a shareholder proposal.

i.	Minimum Director Stock Ownership

•	Proposals as part of director’s compensation: generally vote for management as long as dilution is <1%. Shareholder proposals forcing the issue are generally voted against on the basis that a board member’s contribution and value to a company can be independent of ownership in the company.

j.	Report on Director Attendance at Meetings

•	Requiring a report on director attendance at meetings: generally vote for management on the basis that this is unnecessary and part of the company’s normal operating business.

k.	Change in the Company Name

•	Change in the company name: generally vote for if (1) proposed for strategic purposes, such as increasing name recognition, aiding marketing and financing activities, etc., (2) cost to shareholders is not significant and (3) appropriate industry analyst agrees to potential name change.

l.	Change in Date/Location of Meetings

•	Change in the date or location of a meeting: generally support management’s decisions with regard to timing (i.e., annual approval) and location.

m.	Company Changes to Incorporation

•	Changes to Incorporation: generally for if company remains within the U.S. legal system. If the company is being incorporated outside of the U.S., the issue will be reviewed on a case-by-case.

n.	Reincorporation to the U.S.

•	Reincorporation to the U.S.: generally vote with management.

o.	Unequal Classes of Common and Preferred Stock

•	Generally vote against because support one share/one vote and equal treatment of all shareholders.

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p.	Compensation Issues

•	Director Compensation Plans: generally vote for if the plan dilution is <1% and options are granted at >85% of fairmarket value. Note that mandating that a director’s entire retainer be stock-based may hamper a company’s ability to attract and retain high quality directors and offering director compensation plans helps to better align director and shareholder interests.

•	Employee Stock Purchase Plan: generally vote for except where there are large numbers of shares at a fraction of the current market value. This is routine for plans with < 3% per year dilution and >85% of fair market value with broad participation. Note that it is considered positive for employees to become owners.

•	Enhance disclosure of executive compensation: generally vote against shareholder proposal if: (1) costs to report would generate questionable returns, (2) the company complies with SEC reporting rules and (3) reporting would put the company at competitive disadvantage.

•	Option/Compensation Plans: generally vote for if plan or its amendment falls within the following guidelines:

Dilution:

Large Companies	Invest. Banks/ Brokers	Growth / Tech / Start-Ups
Current proposal per year	3%	4%	6%
Current proposal total, if per year figures not available	10%	12%	20%
Total company potential dilution	15%	25%	30%

•	Options pricing: granted at >85% of fair market value. Dilution per year is calculated on both a historical and future basis when possible. Note that the re-pricing of options is considered to be a non-routine corporate governance issue.

•	Shareholder proposal to expense options: generally vote with management (Note: awaiting y/e 2003 FASB ruling).

•	Shareholder proposal for Performance-Based Stock Options (Indexed): Generally vote against but there may be exceptions that require a case-by-case determination.

•	Performance-Based Cash Bonus Plans: generally vote for if based on specific performance criteria (e.g. earnings, stock returns, cash flow, sales). Approval will be considered on a case-by-case basis for companies whose bonus levels diverge significantly from shareholder returns. Approval is for purpose of maintaining tax-deductibility for any compensation over $1 million paid to each of the top five executive officers under the 1993 Omnibus Budget Reconciliation Act.

•	Shareholder proposal for disclosure of executive compensation: generally vote with management but there may be exceptions that require case-by-case analysis.

•	Confidential voting/secret balloting: generally vote for confidential voting if request allows company sufficient flexibility to implement a reasonable system and generally vote against proposals which do not include a provision allowing company to ignore confidentiality in the event of a proxy fight, as dissidents do not have confidentiality requirements, which would place the company at a disadvantage.

•	Cumulative voting rights[7]: generally vote against because cumulative voting disrupts the board and supports special interest groups.

[7]	Cumulative voting rights give shareholders the ability to allocate votes for the election of directors based on the number of shares held.

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•	Equal access to the proxy statement: generally vote against because a facility exists to participate in the proxy following SEC rules.

•	No discretionary voting: generally support management’s decision to vote signed but unmarked ballots if company is complying with state and regulatory agency rules, as signed ballots indicate support of management and can be included in voting results.

•	Restrict/Limit/Vote on Executive/Director Compensation: See Non-Routine Domestic Issues.

q.	Preemptive Rights [8]

•	Elimination of preemptive rights: generally vote for.

•	Establishment of preemptive rights: generally vote against on the basis of fairness to all shareholders.

r.	Shareholder Advisory and Employee Committees

•	Establishment of shareholder advisory committee and employee committee: generally vote against on the basis that the board is elected to run the company and shareholder communication vehicles already exist via investor relations departments.

s.	Stock Splits

•	Stock splits: generally vote for stock splits because stock splits make shares more affordable and, therefore, improve liquidity.

t.	Stock Repurchase Plans

•	Stock Repurchase Plans: generally support management’s decision on basis that a stock repurchase plan will increase shareholder value.

u.	Increases in Authorized Shares and Amendments to Increase Share Capital

•	Authorized common stock issues: generally vote for increases (up to 100%) without specific purpose (i.e., stock splits, acquisitions which are positive for shareholders, etc.). Adjustments should be made to the authorized shares for any splits completed in the past year or already announced for the current year before calculating percent increase. Note that NYSE companies require shareholder approval for issuance of > 20% of shares outstanding at one time.

•	Authorized preferred issues: generally vote against large, open-ended issues (lack of specifics on voting provisions, par value, convertibility, etc.). Note: Compare size of preferred increase to size of common stock shares outstanding.

v.	Supermajority Votes

•	Supermajority Votes: generally vote against a requirement of greater than 75% of votes to change or pass an issue on the basis that it is difficult to change the requirement once it is in place. Examples of issues that might require supermajority votes: approve a merger, overturn existing or proposed takeover amendments, removal of directors, etc.

2.	Domestic Non-Routine Corporate Governance Issues

Non-routine issues are reviewed on a case-by-case basis in accordance with the Proxy Voting Policy. In analyzing specific issues, GE Asset Management focuses on how well the board and management has run the company and company performance.

[8]	Preemptive rights give existing shareholders the right to purchase shares of a new issue before they are offered to other.

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a.	Board of Directors

a.	Factors to consider are (1) the number of outside/independent vs. inside directors, (2) whether directors are/were senior executives with well-run, well-respected companies, (3) whether the company is shareholder-oriented (provides some vehicle for communications with shareholders), (4) whether diverse expertise is represented, (5) whether the company has independent committees (i.e., nominating, compensation, etc.), (6) director compensation to see if it is tied to shareholder wealth and (7) whether there are limited interlocking/affiliated relationships.

b.	Management

•	Factors to consider are (1) the company has good financial measures in place (EPS, dividends, ROE, etc., positive to peers and other companies), (2) management is shareholder oriented (e.g. has effective communication with shareholders), (3) the company achieves financial measures (i.e. stock performance of company positive relative to peers and universe), (4) management’s compensation is reasonable (i.e. generally not out of line with other companies and peers and tied to performance in some way (i.e., stock options, long-term incentive plans tied to company performance, etc.)), (5) if company has anti-over measures in place (in general, the fewer the better because it reduces entrenchment).

The criteria listed above are not intended to be all inclusive. Other factors which may also be considered in evaluating proposals include signs of or anticipated changes in companies (i.e., new CEO, mergers or acquisitions, et al).

c.	Independent Committees

•	Generally vote for shareholder proposal electing independent committees but such proxies are reviewed on a case-by-case basis. Criteria includes: (i) compliance by the company with SEC rules (i.e., interlocking directors, executive compensation, etc.), (2) independence on committees (nominating, audit, compensation, election) (members should have little or no affiliation with company, executives or management) and (3) quality of current board and management, including whether it is shareholder-oriented.

d.	Change of Auditors

•	Generally vote with management on shareholder request to change the company auditors because management and audit committee are best suited to designate company auditors

e.	Anti-Greenmail Amendments

•	Generally vote for but reviewed on a case-by-case basis. Some proposals are impractical and significantly reduce a company’s ability to conduct normal business.

f.	Fair Price Amendments

•	Generally vote for but reviewed on a case-by-case basis. Generally support having the same price for all shareholders.

g.	Golden Parachutes

•	Reviewed on a case-by-case basis. Generally vote against excessive severance payments in the event of a change of control. Note that the same criteria is used to evaluate golden parachutes as poison pills (see shareholder rights plans).

h.	Severance Agreements

•	Will generally vote for a severance payment if the amount of the payment stipulated is < 2.99 times salary and bonus. Generally vote against excessive severance payments in the event of a change of control. Otherwise, reviewed on a case-by-case basis

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i.	Link Pay to Performance

•	Generally vote on case-by-case basis but generally vote against shareholder proposals seeking links to social goals or proposals which require rigid financial criteria on the basis that it may put the company at a competitive disadvantage and because shareholders may lack the expertise necessary to determine appropriate and competitive pay levels.

j.	Opting Out of State Takeover Law/Reincorporating In Another State

•	Reviewed on a case-by-case basis but generally support management on basis that provisions are part of existing state law.

k.	Restructuring/Merger Issues

•	Reviewed on a case-by-case basis.

l.	Shareholder Rights Plans (Poison Pills) [9]

•	Each plan is reviewed on a case-by-case basis. The following criteria are utilized in evaluating each plan: (1) quality of the board of directors, (2) the number of outside vs. inside directors, (3) the uniqueness of company, (4) the types and number of other takeover provisions in place, (5) severance agreements (golden parachutes) and (6) the value of company independence over investment horizons.

m.	Targeted Share Placements

•	Review on a case-by-case basis. Generally vote against unequal treatment of shareholders. Look at quality of the board and management record.

n.	Restrict/Limit/Vote on Executive/Director Compensation

•	Case-by-case review of executive pay levels noting that the Board of Directors is responsible for evaluating executive pay in the context of overall compensation structure and operating the entire company.

•	Case-by-case review of the setting of absolute levels of pay or limiting executive pay to specific formulas. Generally support management’s decision to offer pension benefits to directors as a necessary means to attract and retain high quality directors and will generally vote against proposals to exclude pension income from performance-based compensation. Note that (1) absolute levels may or may not be key to improved corporate performance, (2) shareholders may lack the expertise necessary to determine appropriate and competitive pay levels and (3) taking such action may reduce company’s ability to attract and retain qualified executives/directors.

o.	Securities Analysts Code of Conduct

•	Shareholder proposals that recommend banning:

•	Analyst ownership of covered securities: generally vote against.

•	Involvement of analysts in underwriting sales teams: generally vote against.

•	Linking analyst compensation to the financial performance of the investment banking arm: generally vote for.

[9]	A Shareholder Rights Plan allows shareholders the ability to purchase stock at substantial discounts with the purpose of diluting a would-be acquirer.

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3.	International Routine Corporate Governance Issues

Certain issues will be considered routine in specified countries only. An overview of each country follows. Note that in the case of discharging auditors and directors, GE Asset Management generally abstains when the legal ramifications of such approval are uncertain.

ISSUES BY COUNTRY

ARGENTINA

a.	Adoption of reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appoint/elect supervisory board: generally approve.

c.	Appropriate earnings; set/declare dividend: generally approve.

d.	Authorize share repurchase: generally approve.

AUSTRALIA

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Set/declare dividends: generally approve.

c.	Authorized share repurchase: generally approve.

d.	Elect auditors and authorize directors to set their remuneration: generally approved.

e.	Authorized shares in-lieu-of cash dividend option (creation of a dividend reinvestment plan): generally approve.

AUSTRIA

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Approve acts of management and supervisory boards: generally approve.

c.	Discharge directors from previous years responsibilities: generally abstain or vote no based on the fact that a blanket discharge could serve as a barrier to any future lawsuit.

d.	Election of supervisory board members: generally approve.

e.	Approval of allocation of profits and dividends: generally approve.

f.	Approval of supervisory board fees: generally approve.

BELGIUM

a.	Acknowledge consolidated accounts: generally acknowledge.

b.	Adoption of reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

c.	Appropriate earnings; set/declare dividends: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Authorize payment of director fees: generally approve.

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BRAZIL

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appointment/ election of supervisory board: generally approve.

c.	Appropriate earnings; set/declare dividend: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Authorize payment of director’s fees: generally approve.

f.	Authorize issuance of shares with or without preemptive rights: generally approve.

CANADA

a.	Approve financial statements: generally approve.

b.	Authorize share repurchase: generally approve.

c.	Authorize directors to set auditor’s remuneration: generally approve.

d.	Authorize issuance of shares with or without preemptive rights: generally approve.

CHILE

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appropriate earnings; set/declare dividend: generally approve.

c.	Authorize share repurchase: generally approve.

d.	Appoint/elect supervisory board: generally approve.

COLOMBIA

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appoint/elect supervisory board: generally approve.

c.	Appropriate earnings; set/declare dividend: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Authorize payment of auditors: generally approve unless there is clear evidence that amounts proposed are excessive.

DENMARK

a.	Approve financial statements: generally abstain or vote no.

b.	Allocate profits and set dividend: generally approve.

c.	Authorize share repurchase: generally approve.

d.	Authorize directors to set auditors’ remuneration: generally approve.

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FINLAND

a.	Approve financial statements: generally approve.

b.	Ratify board and management acts: generally abstain or vote no.

c.	Elect supervisory board members: generally approve.

d.	Approve allocation of profits and dividends: generally approve.

e.	Set supervisory board fees: generally approve.

f.	Set directors’ fees: generally approve.

g.	Set auditors’ fees: generally approve.

FRANCE

a.	Acknowledge consolidated accounts: generally acknowledge.

b.	Approve prior year’s accounts: generally approve.

c.	Discharge of board and auditors: generally approve.

d.	Approve acts of management and board: generally approve unless believe that management failed to perform its duties for the greater part or whole of the business year.

e.	Appoint/elect supervisory board: generally approve.

f.	Appropriate earnings and set dividends: generally approve.

g.	Approve shares-in-lieu-of-dividend option: generally approve.

h.	Authorize share repurchase: generally approve.

i.	Authorize payment of director fees: generally approve.

j.	Authorize legal formalities necessary to implement approved proposals: generally approve unless voting against the underlying proposals.

k.	Authorize president to sign approved article amendments: generally approve.

l.	Authorize share trading in company stock: generally approve.

m.	Approve a transfer between reserves for tax purposes: generally approve.

n.	Director Compensation Plan: generally approve discounting up to 20%.

o.	Employee Stock Purchase Plan: generally approve discounting up to 20%.

p.	Options Pricing: generally approve discounting up to 20%.

GERMANY

a.	Receive/approve previous year annual accounts: generally approve.

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b.	Approve the acts of the management board: generally approve but vote against if believe that the management board has failed to perform its duties for the greater part or the whole of the business year.

c.	Approve the acts of the supervisory board: generally approve but vote against if believe that the management board has failed to perform its duties for the greater part or the whole of the business year.

d.	Discharge directors from previous years responsibilities: generally abstain or vote no because a blanket discharge could serve as a barrier to any future lawsuit.

e.	Appoint/elect supervisory board: generally approve.

f.	Approve allocation of profits/set the dividend: generally approve.

g.	Approve share repurchase: generally approve.

h.	Approve compensation of supervisory board: generally approve.

i.	Approve intra-company profit-and-loss contracts: generally approve.

HONG KONG

a.	Approve previous year’s annual accounts: generally approve.

b.	Approve payment of dividend: generally approve.

c.	Authorize issuance of shares with or without preemptive rights: approve only after looking at dilutive effect to existing shareholders.

d.	Authorize issuance of repurchased shares: generally approve.

e.	Authorize share repurchase: generally approve.

f.	Authorize board to set auditors’ remuneration: generally approve.

g.	Authorize execution of plan: generally approve.

h.	Authorize payment of director fees: generally approve.

INDONESIA

a.	Adopt/approve director/auditor reports and accounts: generally approve.

b.	Discharge management board from liability: generally abstain or vote no.

c.	Approve allocation of profits and dividends: generally approve.

d.	Set board fees: generally approve.

e.	Set auditors’ fees: generally approve.

IRELAND

a.	Approve financial statements: generally approve.

b.	Set the dividend: generally approve.

c.	Authorize issuance of repurchased shares: generally approve.

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d.	Approve share repurchase: generally approve.

e.	Approve auditors’ fees: generally approve.

ISRAEL

A.	ADOPT/APPROVE DIRECTOR/AUDITOR REPORTS: GENERALLY APPROVE.

b.	Approve dividends: generally approve.

C.	ELECT STATUTORY AUDITORS AND AUTHORIZE BOARD TO SET THEIR REMUNERATION: GENERALLY APPROVE.

ITALY

a.	Approve previous year’s annual accounts: generally approve.

b.	Elect statutory auditors and approve their fees: generally approve.

c.	Appropriate earnings: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Authorize payment of director fees: generally approve.

JAPAN

A.	APPROVE FINANCIAL STATEMENTS: GENERALLY APPROVE.

B.	ELECT STATUTORY AUDITORS: GENERALLY APPROVE.

C.	APPROVE SHARE REPURCHASE: GENERALLY APPROVE.

d.	Increase remuneration for directors and/or auditors: generally approve.

e.	Approve bonuses for retiring directors and/or auditors: generally approve.

f.	Management proposal for the reduction of the percentage of issued capital necessary to constitute a quorum from 50% to 33%: generally vote against.

KOREA (SOUTH)

a.	Approve balance sheets or financial statements: generally approve.

b.	Appoint statutory auditors and set their remuneration: generally approve.

C.	APPROPRIATE PROFITS; DECLARE DIVIDENDS: GENERALLY APPROVE.

D.	AUTHORIZE PAYMENT OF DIRECTOR FEES: GENERALLY APPROVE.

MALAYSIA (similar to SINGAPORE)

a.	Adopt/approve annual accounts: generally approve.

b.	Appropriate profits/declare dividend: generally approve.

c.	Authorize issuance of shares with or without preemptive rights: generally approve.

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d.	Authorize share repurchase: generally approve.

e.	Authorize remuneration for directors: generally approve.

f.	Authorize/amend option plan: generally approve.

g.	Authorize directors to set auditors’ remuneration: generally approve.

MEXICO

a.	Approve financial statements: generally approve.

b.	Appoint/elect supervisory board: generally approve.

c.	Approve allocation of profits and dividends: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Set directors’ fees: generally approve.

f.	Set auditors’ fees: generally approve.

g.	Authorize legal formalities: generally approve but would vote against this if GE Asset Management were voting against the underlying proposals.

NETHERLANDS

a.	Adopt/approve annual accounts/financial statements and ratify boards’ acts: generally abstain or vote no.

b.	Appoint supervisory board member(s): generally approve.

c.	Elect shareholders’ committee members: generally approve.

d.	Appropriate profits/declare dividend: generally approve.

e.	Authorize share repurchase: generally approve.

NEW ZEALAND

a.	Adopt accounts for prior year: generally approve.

b.	Appropriate profits; declare dividends: generally approve.

c.	Authorize shares-in-lieu of cash dividend option: generally approve.

d.	Authorize directors to set auditors remuneration: generally approve.

NORWAY

a.	Approve financial statements: generally approve.

b.	Approve acts of management and board: generally abstain or vote no.

c.	Set dividend/allocate profits: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Set directors and auditors fees: generally approve.

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PERU

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appoint/elect supervisory board: generally approve.

c.	Appropriate earnings; set/declare dividends: generally approve.

d.	Authorize payment of auditors: generally approve.

PHILIPPINES

A.	APPROVE DIRECTOR/AUDITOR REPORTS AND ACCOUNTS: GENERALLY APPROVE.

b.	Approve acts of management/directors: generally approve.

c.	Approve minutes of the previous meeting: generally approve.

d.	Appropriate earnings, set/declare dividend: generally approve.

e.	Authorize directors to set auditors’ remuneration: generally approve.

PORTUGAL

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appoint/elect supervisory board: generally approve.

c.	Appropriate earnings: generally approve.

d.	Authorize share repurchase: generally approve.

e.	Authorize payment of director fees: generally approve.

SINGAPORE

a.	Adopt/approve annual accounts and financial statements: generally approve.

b.	Appropriate profits; declare dividends: generally approve.

c.	Authorize share repurchase: generally approve.

d.	Approve remuneration for directors: generally approve.

e.	Authorize/amend option plan: generally approve.

f.	Authorize directors to set auditors’ remuneration: generally approve.

g.	Approve transfers to reserves: generally approve.

SOUTH AFRICA

a.	Approve previous year’s accounts and directors’ report: generally approve.

b.	Set/declare dividends: generally approve.

c.	Approve a shares-in-lieu-of cash dividend option: generally approve.

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d.	Authorize issuance of shares without preemptive rights: generally approve.

e.	Authorize director to set auditors’ remuneration: generally approve.

SPAIN

a.	Adopt accounts for prior year: generally approve.

b.	Approve acts of management: generally approve.

c.	Approve minutes of previous annual meeting: generally approve.

d.	Discharge directors from previous year’s responsibilities: generally abstain.

e.	Appropriate profits: generally approve.

f.	Increase authorized capital: generally approve.

g.	Authorize share repurchase: generally approve.

h.	Authorize legal formalities necessary to implement approved proposals: generally approve.

i.	Authorize listing and maintenance of company securities: generally approve.

j.	Extend consolidated taxation status: generally approve.

SWEDEN

a.	Approve financial statements: generally approve.

b.	Approve acts of management and board: generally abstain or vote no.

c.	Approve minutes of previous meeting: generally approve.

d.	Set dividends / allocate profits: generally approve.

e.	Authorize share repurchase: generally approve.

f.	Set directors’ and auditors’ fees: generally approve.

SWITZERLAND

a.	Approve previous year’s annual accounts: generally approve.

b.	Approve the acts of the board of directors and management: generally abstain or vote no.

c.	Discharge directors from previous year’s responsibilities: generally abstain or vote no.

d.	Appropriate profits: generally approve.

TAIWAN

a.	Approve financial statements and statutory reports: generally approve.

b.	Appropriate earnings and set dividend: generally approve.

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THAILAND

a.	Approve balance sheets or financial statements: generally approve.

b.	Approve minutes of previous meeting: generally approve.

c.	Appoint statutory auditors: generally approve.

d.	Appropriate earnings; set/declare dividends: generally approve.

e.	Remuneration of directors and auditors: generally approve.

UNITED KINGDOM

a.	Approve previous year’s accounts and directors’ report: generally approve.

b.	Set (declare) the dividend: generally approve.

c.	Approve a shares-in-lieu-of-dividends option: generally approve.

d.	Authorize issuance of shares without preemptive rights: generally approve.

e.	Set auditors’ remuneration: generally approve.

f.	Authorize issuance of un-issued shares: generally approve.

g.	Authorize share repurchase: generally approve.

h.	Authorize issuance of repurchased shares: generally approve.

i.	Political Donations: generally vote for up to $500k GBP or U.S. equivalent

VENEZUELA

a.	Adopt reports and accounts (Balance Sheet, Consolidated Earnings, Reports of Directors/Auditors): generally approve.

b.	Appoint/elect supervisory board: generally approve.

c.	Appropriate earnings; set/declare dividend: generally approve.

d.	Authorize payment of director fees: generally approve unless evidence of excessiveness exists.

e.	Authorize directors to set auditors’ remuneration: generally approve.

4.	International Non-Routine Corporate Governance Issues

All international issues not falling under the Section entitled “International Routine Corporate Governance Issues” will be considered to be non-routine and reviewed on a case-by-case basis in accordance with the Proxy Voting Policy.

5.	Routine and Non-Routine Social Issues

All social issues are reviewed in accordance with the Proxy Voting Policy. Generally, GE Asset Management votes with management (Routine Social Issues). Instances where GE Asset Management votes against management with be considered non-routine (Non-Routine Social Issues).

a.	General Overview

•	Generally support management if the company is (1) complying with applicable regulations and reporting requirements and (2) addressing the issue in a responsible way.

•

Additionally, the following will be considered if applicable: (1) whether complying with the request would put the company at a competitive disadvantage, (2) whether the issue is within the bounds of corporate jurisdiction to effect change, (3) if management has reasonable and

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rational arguments in support of their position and (4) whether the issue ramifications have an identifiable, negative impact on the financial stability of the company.

b.	Generally vote for management proposals on the following issues:

•	Community Reinvestment: Proponents request that companies develop a policy for their financial subsidiaries under a general program for community reinvestment similar to that required of banks and report annually, or request a report on rural lending activities.

•	Drug Pricing: Proponents request companies to adopt a policy of pricing restraint.

•	Environment: Proposals ask for the reporting and endorsing of the Ceres Principles, reduction of emissions, ozone depletion and hazard notification.

•	Equal Employment: Proponents request that companies report their employee statistics and affirmative action programs within and outside of the company.

•	Mexican Operations: Proponents request that companies provide comprehensive reports on their maquiladora operations or report on maquiladora wages, benefits and environmental standards.

•	Military Issues: Proponents ask for reports on foreign military sales, conversion from military to civilian production and “Star Wars” weapons. Consider that elected officials are charged with the responsibility to set, discuss, and apply national defense policies.

•	Northern Ireland: Proposals ask for implementation of the Mac Bride Principles, a code committing employers to offer equal opportunity to all employees. The Fair Employment (Northern Ireland) Act of 1989 mandates compulsory monitoring of work forces and regular employer review of equal employment practices, and provides for a range of affirmative actions at work places where “fair participation” was judged to be lacking.

•	Tobacco and Smoking Issues: Proposals generally target cigarette advertising, companies with tobacco and insurance divisions, nicotine manipulation, warnings on logos, conversion of land to non-tobacco use and smoke-free facilities. Proposals requesting that companies spin-off their tobacco operations are generally considered with restructuring/merger issues.

c.	Additional Social Issues

•	Human Rights Code, energy, high performance workplace, healthcare policy, recycling, buy American, beer marketing, South Africa, supplier standards, television violence, world debt crisis.

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GE Asset Management Incorporated

Proxy Voting Policy

General

GE Asset Management Incorporated (GE Asset Management) exercises its fiduciary responsibilities by carefully reviewing, voting and documenting proxies for all voting securities for which it has voting responsibility and acting solely in the best interest of its clients. Each proxy is reviewed individually, managed in accordance with this Proxy Voting Policy and voted consistent with the proxy guidelines (Proxy Guidelines) adopted by the Proxy Committee (as defined below) from time to time. In all cases the ultimate objective in voting proxies is to enhance shareholder value. The Proxy Voting Policy and Proxy Guidelines are provided to GE Asset Management personnel who have responsibility for managing the proxy voting process in an effort to maintain consistency and ensure compliance. Additionally, the Proxy Voting Policy has been adopted by the Board of Directors of GE Asset Management.

Certain clients expressly retain proxy voting responsibility or have entered into a relationship with another party who has been given authority to vote their proxies. Such clients are not subject to this Proxy Voting Policy or the Proxy Guidelines. Additionally, certain other clients have instructed GE Asset Management to vote proxies in accordance with each such client’s proxy voting guidelines. In such cases GE Asset Management will still follow the procedure set forth in the Proxy Voting Policy though the Proxy Guidelines will not be applicable.

Proxy Committee

The Proxy Committee is comprised of between five (5) and ten (10) individuals, including both the Chief Executive Officer and General Counsel of GE Asset Management. Members of the Proxy Committee are appointed by the Board of Directors of GE Asset Management (Board) and will be evidenced by a resolution adopted by the Board. The Proxy Committee participates in the proxy voting process as detailed below and may amend the Proxy Guidelines at any time by unanimous written consent.

Proxies and Corporate Actions Analyst

The Proxies and Corporate Actions Analyst (Proxy Analyst) is an employee of GE Asset Management and has responsibility for facilitating the processing of all proxy votes for any annual or special meeting for all voting securities held in the various GE Asset Management portfolios and monitoring such process.

Annual Review of Proxy Voting Policy and Proxy Guidelines

The Proxy Committee will meet at least annually to review and analyze current issues and update, if necessary, the Proxy Guidelines and Proxy Voting Policy. Appropriate GE Asset Management personnel may also be requested to participate in this meeting.

Third Party Services

GE Asset Management currently utilizes the services of Institutional Shareholder Services, Inc. (ISS) for proxy research, voting, administrative and reporting functions and Investor Responsibility Research Center (IRRC) for research material.

Voting Procedure

2.	ISS receives proxy material from custodial banks, Automatic Data Processing (ADP) and directly from companies.

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3.	For every proxy ISS receives, ISS reviews all proxy material and provides the Proxy Analyst with an analysis of such material, including management’s recommendation of how to vote the proxy, and a vote recommendation based on the Proxy Guidelines or specific client guidelines.

4.	The Proxy Analyst reviews each vote recommendation given by ISS and does the following:

a.	Domestic and International Routine Corporate Governance Issues and Routine Social Issues: The Proxy Analyst votes in accordance with the ISS recommendation on routine issues.

b.	Domestic and International Non-Routine Corporate Governance Issues and Non-Routine Social Issues; Vote with Management: If the issue is determined to be non-routine by the Proxy Analyst, an analyst for the relevant asset class and a Proxy Committee member will review the proxy material and recommend how to vote such proxy. If the recommendation is to vote with management and not inconsistent with the Proxy Guidelines, the process will continue as provided in section (4) below.

c.	Domestic and International Non-Routine Corporate Governance Issues and Non-Routine Social Issues; Voting Against Management: If (a) the issue is determined to be non-routine by the Proxy Analyst and either the analyst for the relevant asset class or the Proxy Committee member recommends a vote against management or (b) an analyst seeks in any case to vote contrary to the Proxy Guidelines, then at least two (2) Proxy Committee members will review the proxy material and determine how to vote such proxy. In certain circumstances, an independent third party will be engaged to determine how to vote the proxy (See Material Conflict of Interest below).

5.	The vote decision is communicated to ISS. GE Asset Management may abstain from voting a proxy in a limited number of circumstances.

6.	ISS votes the proxy through ADP, the solicitors, or the custodian banks, as the case may be.

7.	Comprehensive reports of all proxy votes are reviewed semi-annually by the Proxy Analyst and annually by the Proxy Committee.

Issues Involving a Material Conflict of Interest

A material conflict of interest may arise in a situation where the Proxy Analyst or analyst or Proxy Committee member, if voting the proxy, has knowledge of a situation where either GE Asset Management or one of its affiliates would enjoy a substantial or significant benefit from casting its vote in a particular way. Examples of where a material conflict of interest may occur include, but are not limited to, the following examples:

•	General Electric Company, the parent of GE Asset Management, is soliciting proxies in connection with a transaction involving an issuer of securities that GE Asset Management holds in its client accounts.

•	A plan sponsor of a benefit plan to which GE Asset Management provides services is also the issuer of securities that GE Asset Management holds in its client accounts. However, absent extraordinary circumstances, this situation should not present a material conflict of interest and in no case would a material conflict of interest exist unless the assets of such benefit plan managed by GE Asset Management constituted more than 1% of GE Asset Management’s assets under management.

•	An officer or employee of GE Asset Management or one of its affiliates serves as a director of a company during a time when GE Asset Management has an opportunity to vote securities of that company.

If a material conflict of interest does arise, ISS will be solely responsible for determining how to vote the proxy based upon the Proxy Guidelines or specific client guidelines. Should this be impractical, an independent third party will be engaged to determine how to vote the proxy. Additionally, a material conflict of interest form in the form attached hereto (Material Conflict of Interest Form) will be completed and signed by the Proxy Analyst and at

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least one member of the Proxy Committee. Material Conflict of Interest Form(s), if any, will be provided to the Proxy Committee on an annual basis and, in the case of a mutual fund that holds the portfolio security in question, to the board of such mutual fund at its next regularly scheduled meeting.

Securities Lending Programs

Securities held by a client may be lent out to a borrower. In such an instance, the securities are typically transferred into the borrower’s name and are voted by the borrower, in its discretion. However, where an asset class leader or primary analyst determines that a proxy vote is materially important to a client’s interest and where it is feasible to recall the security on a timely basis, GE Asset Management may use its reasonable efforts to recall the security. GE Asset Management disclaims any responsibility for its inability to vote on proposals where, despite its reasonable efforts, it could not successfully recall the security before the record date and/or the deadline for voting, as applicable.

Record Retention Policy

GE Asset Management will maintain the following for a period of seven (7) years:

•	Proxy Voting Policy.

•	Proxy Guidelines.

•	Written request for proxy voting records and a written response to such request.

•	Any document prepared by an analyst or Proxy Committee member that was material to the voting of a proxy.

GE Asset Management has hired ISS to maintain the following for a period of five (5) years:

•	Proxy statements received regarding client securities (unless available through the Securities and Exchange Commission’s EDGAR system).

•	Records of votes cast on behalf of clients.

Such records will be made available to GE Asset Management via a website hosted and maintained by ISS or upon request.

GE Lifestyle Funds

GE Asset Management is the adviser to the GE LifeStyle Funds that invest in underlying GE Funds and money market instruments. GE Asset Management is also the adviser to the GE Funds. The same Board of Trustees serves both the GE Funds and the GE LifeStyle Funds. GE LifeStyle Funds do not have the ability to vote proxies with respect to the portfolio securities held by the GE Funds. GE LifeStyle Funds may have the opportunity to vote the shares issued by the GE Funds. In this case, GE Asset Management will use the shadow or mirror voting technique described below to the extent permitted by applicable fund documents.

Shadow or Mirror Voting Technique: GE Asset Management will cast the proxies received by the GE LifeStyle Funds from the GE Funds in the same proportion as the vote cast by the other shareholders of the GE Funds that are not affiliated with GE Asset Management, to the extent that GE Asset Management has available information from the issuer or its agent to permit this form of voting.

Other GE Advisory Businesses

Each GE advisory business is individually responsible for developing a proxy voting policy and for voting its proxies accordingly. GE Asset Management will not knowingly share any information regarding its voting decisions directly with any of the other GE advisory businesses, nor will it seek to obtain any information from them regarding their voting decisions.

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Material Conflict of Interest Form
Security
Percentage of Fund
Percentage of Total Outstanding Shares
Issue Being Voted On
Management’s Recommendation
GEAM Proxy Policy Guidelines
Funds Impacted
Details of Material Conflict of Interest
Certification that Proxy is Given to ISS or a Third Party to be Voted	See Attachment 1
Statement from ISS Stating How the Proxy Was Voted	See Attachment 2

By:	By:

Title:	Title:
Date:	Date:

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Attachment 1

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Attachment 2

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Jennison Associates LLC

Proxy Voting Policy and Procedures

Jennison Associates LLC (“Jennison”) views the voting of proxies as an important part of its investment management responsibilities. Jennison receives proxies for the equity securities over which it has authority to vote. Jennison receives few, if any, traditional proxies with respect to the fixed income securities under its management. Jennison’s policy is to ensure that all proxies are voted in the best interests of its clients and that material conflicts of interests between Jennison and its clients do not influence the voting of proxies. All proxies are voted with the primary goal of achieving the long-term maximum economic benefit for the participants and beneficiaries of Jennison’s client accounts. Secondary consideration is given to the public and social value of each issue. In keeping with these objectives, Jennison Associates analyzes the long term economic consequences of each proposed corporate action. Votes are cast with the intention of maximizing economic value of the shares, thereby protecting and enhancing the value of client assets under our management.

In voting proxies for international holdings, we will generally apply the same principles, however, in some countries voting proxies result in additional costs. As such, we consider whether the vote, either itself or together with the votes of other shareholders, is expected to have an effect on the value of the investment that will outweigh the cost of voting. For instance, in countries that require “share blocking” in order to vote proxies, we believe that the inability to sell the shares due to share blocking significantly outweighs the potential long-term economic benefits of voting proxies in those countries. As such, we do not typically vote proxies in countries that require share blocking in order to vote proxies.

Each proposal has its individual merits and as such is analyzed on a case-by-case basis. However, in general terms, our positions are as follows:

Jennison typically votes with management on routine matters such as uncontested election of directors and appointment of auditors. With respect to non-routine matters such as mergers, reorganizations, and executive compensation plans the financial impact of such proposals are reviewed on a case-by-case basis. We are sensitive to the desirability of a stable corporate environment, particularly for corporations in which technical or creative talent is an essential element of corporate success. Although we believe that management should not be placed in a position of allocating a disproportionate amount of time to resisting takeovers, we believe that it is important that shareholders have the freedom to take advantage of attractive takeover offers. Jennison seeks to balance the freedom of shareholder action, against the damage which can be done to shareholder interests if a company is disrupted in a proxy or takeover battle. As such, we typically oppose proposals where shareholders are effectively precluded from accepting offers which might be deemed attractive. Such proposals normally have Restrictive Fair Price, Staggered Board, and excessive Super Majority vote provisions.

In recent years, we have found that companies award a greater proportion of executive compensation in stock options in order to tie senior executive management’s compensation to the performance of the company and thereby share the interests of shareholders. As such, more and more proposals relate to stock-based incentive compensation for senior management. It is our general opinion that senior compensation decisions and incentive awards are best left to the board of directors. We believe that shareholders should evaluate management performance over reasonable time frames.

In general we assess each social and political proposal on its own merits.

We have developed a voting process that brings to bear the various skills and expertise of the firm to vote shares solely in the interest of participants and beneficiaries. In order to achieve the above result, Jennison Associates has established a formal proxy voting evaluation and voting process.

Recommendations are made by members of the Proxy Committee which is composed of the Chief Executive Officer, Chief Investment Officer, the Securities Analyst, the Chief Compliance Officer and a representative of the Compliance or Legal Department. In some cases, the securities analyst may have portfolio management responsibilities. It is Jennison Associates’ policy to isolate the proxy voting process from any external

1

pressures and influences. As described below, in order to implement this policy, the final voting and processing of proxies has been removed from the portfolio manager and securities analyst and overseen by the Compliance Department.

When requested, certain members of the Proxy Committee may meet or speak to representatives of corporate management to review proxy issues and to understand management’s reasoning for presenting the proposals. In formulating our decisions, we examine the research materials provided by Investor Responsibility Research Center (IRRC), proxy statements, and position statements that may be received from other shareholders. This research, along with our independent research, ensures that we are knowledgeable on the issues prior to voting. Proxy research and other pertinent information are forwarded to at least two members of the Proxy Committee, typically a securities analyst and a member of the Compliance or Legal Department. The securities analyst is most knowledgeable about the circumstances of the company and assesses the economic value of each proposal. The representative of the Compliance or Legal Department reviews the proposal and the vote recommended by other members of the Proxy Committee (typically the Securities Analyst) relative to Jennison’s policy. If the votes of members of the Proxy Committee who reviewed the analysis are consistent, the votes are cast. If the votes are inconsistent, there will be further discussion to understand whether deviation from Jennison’s policy recommended vote is warranted. Deviations from the policy recommended vote are documented. If there is any difference of opinion that cannot be resolved, the broader Proxy Committee may be polled or meet to further discuss and resolve any open issues. There may be instances where a difference of opinion exists among the broader Proxy Committee members. In such cases, except in cases where a material conflict of interest has been identified, , the Chief Investment Officer or his or her designee shall make the final decision as to how the votes are cast. In cases where a material conflict of interest has been identified, in the event of disagreement among the Proxy Committee, the Chief Compliance Officer or his or her designee shall make the final decision as to how the votes are cast. Jennison’s voting instructions are then communicated to Jennison’s proxy voting agent and each proxy is voted.

In order to ensure that material conflicts of interests have not influenced Jennison’s voting process, Jennison has implemented a process to identify such conflicts, document voting decisions where such conflicts are deemed to exist and to review such votes. Members of Jennison’s Proxy Committee review the decisions to be made with respect to the voting of such proxies. In addition, these votes are reviewed by a committee comprised of senior business executives and regulatory personnel of Jennison and its affiliated asset management unit, Prudential Investment Management, Inc. This committee also has a role in identifying material conflicts that may affect Jennison due to Prudential’s ownership of Jennison.

Jennison Associates has retained the proxy voting services of IRRC as its proxy voting agent. IRRC provides proxy voting administration services including a calendar of upcoming proxy meetings, timely execution of proxy votes based on instruction from Jennison, maintenance of records of voting decisions and reconciliation of proxy ballot shares. The IRRC workstation provides Jennison with access to electronic delivery of analyses of proxy proposals and other related proxy materials and reports, in addition to reports detailing all Jennison proxy voting activity. Clients that have delegated proxy voting responsibility to Jennison may request reports on proxy voting activity with respect to their accounts. Reports are available on an annual, semi-annual and quarterly basis.

2003/08

2

UBS Global Asset Management

Global Corporate Governance Philosophy

Voting Guidelines

And

Policy

Version 1.0

28 July 2003

UBS Global Asset Management

Global Voting and Corporate Governance Guidelines and Policy – Version 1.0

UBS Global Asset Management

Global Voting and Corporate Governance Guidelines and Policy – Version 1.0

GLOBAL VOTING AND CORPORATE GOVERNANCE POLICY

Our philosophy, guidelines and policy are based on our active investment style and structure whereby we have detailed knowledge of the investments we make on behalf of our clients and therefore are in a position to judge what is in the best interests of our clients as shareholders. We believe voting rights have economic value and must be treated accordingly. Proxy votes that impact the economic value of client investments involve the exercise of fiduciary responsibility. Good corporate governance should, in the long term, lead toward both better corporate performance and improved shareholder value. Thus, we expect board members of companies we have invested in (the “company” or “companies”) to act in the service of the shareholders, view themselves as stewards of the financial assets of the company, exercise good judgment and practice diligent oversight with the management of the company. Underlying our voting and corporate governance policies we have three fundamental objectives:

1.	We seek to act in the best financial interests of our clients to protect and enhance the long-term value of their investments.

2.	In order to do this effectively, we aim to utilize the full weight of our clients’ shareholdings in making our views felt.

3.	As investors, we have a strong commercial interest in ensuring that the companies in which we invest are successful. We actively pursue this interest by promoting best practice in the boardroom.

To achieve these objectives, we have implemented this Policy, which we believe is reasonably designed to guide our exercise of voting rights and the taking of other appropriate actions, within our ability, and to support and encourage sound corporate governance practice. This Policy is being implemented globally to harmonize our philosophies across UBS Global Asset Management offices worldwide and thereby maximize our ability to influence the companies we invest in. However, this Policy is also supplemented by the UBS Global Asset Management Local Proxy and Corporate Governance Guidelines to permit individual regions or countries within UBS Global Asset Management the flexibility to vote or take other actions consistent with their local laws or standards where necessary.

A. GENERAL CORPORATE GOVERNANCE BENCHMARKS

UBS Global Asset Management will evaluate issues that may have an impact on the economic value of client investments during the time period it expects to hold the investment. While there is no absolute set of rules that determine appropriate governance under all circumstances and no set of rules will guarantee ethical behavior, there are certain benchmarks, which, if substantial progress is made toward, give evidence of good corporate governance. Therefore, we will generally exercise voting rights on behalf of clients in accordance with this policy.

Principle 1: Independence of Board from Company Management

Guidelines:

•	Board exercises judgment independently of management.

•	Separate Chairman and Chief Executive.

•	Board has access to senior management members.

•	Board is comprised of a significant number of independent outsiders.

•	Outside directors meet independently.

•	CEO performance standards are in place.

•	CEO performance is reviewed annually by the full board.

•	CEO succession plan is in place.

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•	Board involvement in ratifying major strategic initiatives.

•	Compensation, audit and nominating committees are led by a majority of outside directors.

Principle 2: Quality of Board Membership

Guidelines:

•	Board determines necessary board member skills, knowledge and experience.

•	Board conducts the screening and selection process for new directors.

•	Directors whose present job responsibilities change are reviewed as to the appropriateness of continued directorship.

•	Directors are reviewed every 3-5 years to determine appropriateness of continued directorship.

•	Board meets regularly (at least four times annually).

Principle 3: Appropriate Management of Change in Control

Guidelines:

•	Protocols should ensure that all bid approaches and material proposals by management are brought forward for board consideration.

•	Any contracts or structures which impose financial constraints on changes in control should require prior shareholder approval.

•	Employment contracts should not entrench management.

•	Management should not receive substantial rewards when employment contracts are terminated for performance reasons.

Principle 4: Remuneration Policies are Aligned with Shareholder Interests

Guidelines:

•	Executive remuneration should be commensurate with responsibilities and performance.

•	Incentive schemes should align management with shareholder objectives.

•	Employment policies should encourage significant shareholding by management and board members.

•	Incentive rewards should be proportionate to the successful achievement of pre-determined financial targets.

•	Long-term incentives should be linked to transparent long-term performance criteria.

•	Dilution of shareholders’ interests by share issuance arising from egregious employee share schemes and management incentives should be limited by shareholder resolution.

Principle 5: Auditors are Independent

Guidelines:

•	Auditors are approved by shareholders at the annual meeting.

•	Audit, consulting and other fees to the auditor are explicitly disclosed.

•	The Audit Committee should affirm the integrity of the audit has not been compromised by other services provided by the auditor firm.

•	Periodic (every 5 years) tender of the audit firm or audit partner.

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B. PROXY VOTING GUIDELINES – MACRO RATIONALES

Macro Rationales are used to explain why we vote on each proxy issue. The Macro Rationales reflect our guidelines enabling voting consistency between offices yet allowing for flexibility so the local office can reflect specific knowledge of the company as it relates to a proposal.

1. GENERAL GUIDELINES

a.	When our view of the issuer’s management is favorable, we generally support current management initiatives. When our view is that changes to the management structure would probably increase shareholder value, we may not support existing management proposals.

b.	If management’s performance has been questionable we may abstain or vote against specific proxy proposals.

c.	Where there is a clear conflict between management and shareholder interests, even in those cases where management has been doing a good job, we may elect to vote against management.

d.	In general, we oppose proposals, which in our view, act to entrench management.

e.	In some instances, even though we strongly support management, there are some corporate governance issues that, in spite of management objections, we believe should be subject to shareholder approval.

f.	We will vote in favor of shareholder resolutions for confidential voting.

2. BOARD OF DIRECTORS & AUDITORS

a.	Unless our objection to management’s recommendation is strenuous, if we believe auditors to be competent and professional, we support continuity in the appointed auditing firm subject to regular review.

b.	We generally vote for proposals that seek to fix the size of the board and/or require shareholder approval to alter the size of the board and that allow shareholders to remove directors with or without cause.

c.	We generally vote for proposals that permit shareholders to act by written consent and/or give the right to shareholders to call a special meeting.

d.	We generally oppose proposals to limit or restrict shareholder ability to call special meetings.

e.	We will vote for separation of Chairman and CEO if we believe it will lead to better company management, otherwise, we will support an outside lead director board structure.

3. COMPENSATION

a.	We will not try to micro-manage compensation schemes, however, we believe remuneration should not be excessive, and we will not support compensation plans that are poorly structured or otherwise egregious.

b.	Senior management compensation should be set by independent directors according to industry standards, taking advice from benefits consultants where appropriate.

c.	All senior management and board compensation should be disclosed within annual financial statements, including the value of fringe benefits, company pension contributions, deferred compensation and any company loans.

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a.	We may vote against a compensation or incentive program if it is not adequately tied to a company’s fundamental financial performance, is vague, is not in line with market practices, allows for option re-pricing, does not have adequate performance hurdles or is highly dilutive.

b.	Where company and management’s performance has been poor, we may object to the issuance of additional shares for option purposes such that management is rewarded for poor performance or further entrenches its position.

c.	Given the increased level of responsibility and oversight required of directors, it is reasonable to expect that compensation should increase commensurably. We consider that there should be an appropriate balance between fixed and variable elements of compensation and between short and long term incentives.

4. GOVERNANCE PROVISIONS

a.	We believe that votes at company meetings should be determined on the basis of one share one vote. We will vote against cumulative voting proposals.

b.	We believe that “poison pill” proposals, which dilute an issuer’s stock when triggered by particular events such as take over bids or buy-outs should be voted on by the shareholders and will support attempts to bring them before the shareholders.

c.	Any substantial new share issuance should require prior shareholder approval.

d.	We believe proposals that authorize the issuance of new stock without defined terms or conditions and are intended to thwart a take-over or restrict effective control by shareholders should be discouraged.

e.	We will support directives to increase the independence of the board of directors when we believe that the measures will improve shareholder value.

f.	We generally do not oppose management’s recommendation to implement a staggered board and generally support the regular re-election of directors on a rotational basis as it may provide some continuity of oversight.

5. CAPITAL STRUCTURE AND CORPORATE RESTRUCTURING

a.	It is difficult to direct where a company should incorporate, however, in instances where a move is motivated solely to entrench management or restrict effective corporate governance, we will vote accordingly.

b.	In general we will oppose management initiatives to create dual classes of stock, which serves to insulate company management from shareholder opinion and action. We support shareholder proposals to eliminate dual class schemes.

6. MERGERS, TENDER OFFERS & PROXY CONTESTS

a.	Based on our analysis and research we will support proposals that increase shareholder value and vote against proposals that do not.

7. SOCIAL, ENVIRONMENTAL, POLITICAL & CULTURAL

a.	Depending on the situation, we do not typically vote to prohibit a company from doing business anywhere in the world.

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b.	There are occasional issues, we support, that encourage management to make changes or adopt more constructive policies with respect to social, environmental, political and other special interest issues, but in many cases we believe that the shareholder proposal may be too binding or restrict management’s ability to find an optimal solution. While we wish to remain sensitive to these issues, we believe there are better ways to resolve them than through a proxy proposal. We prefer to address these issues through engagement.

c.	Unless directed by clients to vote in favor of social, environmental, political and other special interest proposals, we are generally opposed to special interest proposals that involve an economic cost to the company or that restrict the freedom of management to operate in the best interest of the company and its shareholders.

8. ADMINISTRATIVE & OPERATIONS

a.	Occasionally, stockholder proposals, such as asking for reports and donations to the poor, are presented in a way that appear to be honest attempts at bringing up a worthwhile issue. Nevertheless, judgment must be exercised with care, as we do not expect our shareholder companies to be charitable institutions.

b.	We are sympathetic to shareholders who are long-term holders of a company’s stock, who desire to make concise statements about the long-term operations of the company in the proxy statement. However, because regulatory agencies do not require such actions, we may abstain unless we believe there are compelling reasons to vote for or against.

9. MISCELLANEOUS

a.	Where a client has given specific direction as to how to exercise voting rights on its behalf, we will vote in accordance with a client’s direction.

b.	Where we have determined that the voting of a particular proxy is of limited benefit to clients or where the costs of voting a proxy outweigh the benefit to clients, we may abstain or choose not to vote. Among others, such costs may include the cost of translating a proxy, a requirement to vote in person at a shareholders meeting or if the process of voting restricts our ability to sell for a period of time (an opportunity cost).

c.	For holdings managed pursuant to quantitative, index or index-like strategies, we may delegate the authority to exercise voting rights for such strategies to an independent proxy voting and research service with the direction that the votes be exercised in accordance with this Policy.

C. PROXY VOTING DISCLOSURE GUIDELINES

•	Upon request or as required by law or regulation, UBS Global Asset Management will disclose to a client or a client’s fiduciaries, the manner in which we exercised voting rights on behalf of the client.

•	Upon request, we will inform a client of our intended vote. Note, however, in some cases, because of the controversial nature of a particular proxy, our intended vote may not be available until just prior to the deadline. If the request involves a conflict due to the client’s relationship with the company that has issued the proxy, the Legal and Compliance Department should be contacted immediately. (See Proxy Voting Conflict Guidelines below).

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Other than as described herein, we will not disclose our voting intentions or make public statements to any third party (except electronically to our proxy vote processor or regulatory agencies) including but not limited to proxy solicitors, non-clients, the media, or other UBS divisions, but we may inform such parties of the provisions of our Policy. We may communicate with other shareholders regarding a specific proposal but will not disclose our voting intentions or agree to vote in concert with another shareholder

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without approval from the Global Chief Investment Officer and regional Legal & Compliance representative.

•	Any employee, officer or director of UBS Global Asset Management receiving an inquiry directly from a company will notify the appropriate industry analyst and persons responsible for voting the company’s proxies.

•	Proxy solicitors and company agents will not be provided with either our votes or the number of shares we own in a particular company.

•	In response to a proxy solicitor or company agent, we will acknowledge receipt of the proxy materials, inform them of our intent to vote or that we have voted, but not the result of the vote itself.

•	We may inform the company (not their agent) where we have decided to vote against any material resolution at their company.

•	The Local and Global Chief Investment Officer must approve exceptions to this disclosure policy.

Nothing in this policy should be interpreted as to prevent dialogue with the company and its advisers by the industry analyst, proxy voting delegate or other appropriate senior investment personnel when a company approaches us to discuss governance issues or resolutions they wish to include in their proxy statement.

D. PROXY VOTING CONFLICT GUIDELINES

In addition to the Proxy Voting Disclosure Guidelines above, UBS Global Asset Management has implemented the following guidelines to address conflicts of interests that arise in connection with our exercise of voting rights on behalf of clients:

•	Under no circumstances will general business, sales or marketing issues influence our proxy votes.

•	UBS Global Asset Management and its affiliates engaged in banking, broker-dealer and investment banking activities (“Affiliates”) have policies in place prohibiting the sharing of certain sensitive information. These policies prohibit our personnel from disclosing information regarding our voting intentions to any Affiliate. Any of our personnel involved in the proxy voting process who are contacted by an Affiliate regarding the manner in which we intend to vote on a specific issue, must terminate the contact and notify the Legal & Compliance Department immediately. [Note: Legal & Compliance personnel may have contact with their counterparts working for an Affiliate on matters involving information barriers.]

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UBS Global Asset Management

Global Voting and Corporate Governance

Procedures

Version 1.0

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UBS Global Asset Management

Global Voting and Corporate Governance Procedures

Version 1.0

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GLOBAL VOTING AND CORPORATE GOVERNANCE PROCEDURES

A. GLOBAL CORPORATE GOVERNANCE COMMITTEE

Members:

The membership of the Global Corporate Governance Committee will be approved by the Asset Management Investment Committee of UBS Global Asset Management.

Responsibilities:

•	To review, approve and oversee the implementation of this Policy.

•	Keep abreast of and share trends in corporate governance and update this policy as necessary.

•	To provide a forum for discussing corporate governance issues between regions.

•	Coordinate with the Communications group on all corporate or other communication related to global proxy issues.

•	Consult with Analysts, Research Directors and others regarding issues relevant to portfolio companies.

•	Engage and oversee any independent proxy voting services being used.

•	Oversee the activities of the Local Corporate Governance Committees.

Meetings:

Meetings will be held at least quarterly.

B. LOCAL CORPORATE GOVERNANCE COMMITTEES

Each office or region as applicable will set up a Local Corporate Governance Committee to discuss local corporate governance issues and to review proxies. The Local Corporate Governance Committees will set their own agendas. The Committees will be chaired by the Local CIOs (or equivalent) or their appointed delegates. The local chair will nominate, for approval by the Global Committee, additional persons as candidates for membership on the local committee.

Responsibilities:

•	Keep abreast of and share trends in corporate governance and update local policy as necessary.

•	Provide a forum for discussing corporate governance issues within a region.

•	Oversee the proxy voting process.

•	Coordinate with the Communications group all corporate or other communication related to local proxy issues.

•	Consult with Analysts, Research Directors and others regarding issues relevant to portfolio companies.

•	Interpret the Global Corporate Governance Policy in the context of local legal requirements and practice, updating local policy as necessary.

•	Propose additional Macro Rationales at the global and local levels.

•	Review and resolve conflicts of interest.

Meetings:

Meetings will be held at least twice a year.

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C. PROXY VOTING – PROCESS

The Global Corporate Governance Committee, is responsible for our corporate governance policy and proxy voting process.

Given the magnitude of the effort, availability of resources and local customs certain functions and responsibilities may be delegated to the Local Corporate Governance Committees or others for the efficient processing of the votes. The Legal & Compliance groups will regularly be brought into the decision making process on complex issues and on issues involving conflicts of interests.

In order to facilitate the process, proxy issues and portfolios are categorized into and assigned an approval escalation level. Details are listed below:

1. Proxies are divided into two categories:

A.	Active – Companies held in an actively managed portfolio

B.	Passive – Companies held in an index, index-like or quantitative portfolio

A. Active

Issues on proxies in an actively managed portfolio are further divided into three types:

i. Sensitive - Requires Analyst, Research Director and Global Chief Investment Officer approval for a vote against management, regardless of guidelines and policy. Requires Analyst, Research Director and Local Chief Investment Officer approval for a vote for management.

ii. Ordinary - May be voted by a delegate of the Local Corporate Governance Committee according to our general guidelines and macro rationales regardless of whether for or against management.

iii. Directed - Votes may be effected by a delegate of the Local Corporate Governance Committee according to specific written client guidelines.

Sensitive Issues: Sensitive issues are those where we are concerned at the overall governance regime of the company such that we intend to take action to remove board members, support new board candidates not recommended by the existing board or any other controversial issues. Any votes to be made in a manner inconsistent with this Policy, and any votes on matters not covered in this Policy are also considered sensitive.

B. Passive

Where we manage portfolios pursuant to quantitative, index or index-like strategies, we may delegate the authority to exercise voting rights for holdings managed pursuant to such strategies to an independent proxy voting and research service with the direction that the votes be exercised in accordance with this Policy. If such holdings are also held in an actively-managed strategy, we will exercise the voting rights for the passive holdings according to the active strategy.

2. Ballot Reconciliation

UBS Global Asset Management’s proxy voting personnel will take necessary steps to determine that we are receiving ballots for all accounts over which we have voting authority.

D. TAKING ACTION WITH A COMPANY’S BOARD

•	Where we suspect poor corporate governance may negatively impact the long-term value of the issuer (including loss of confidence in senior management), we will attempt to gather further information from the company and standard information sources.

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•	Pursuing direct contact with a company’s external board or internal company management board members regarding their board responsibilities requires the involvement of the Local Chief Investment Officer.

•	If action is considered necessary, we will attempt to arrange an informal meeting with one or more outside directors to gather additional information and learn more about the company’s corporate governance practices. The intent of the meeting with outside directors is not to gain private or inside information but to communicate our concerns. Prior to initiating the meeting, the Global Chief Investment Officer will be informed before any meeting is scheduled.

•	If it is determined that appropriate corporate governance practices are not presently nor likely to be put in place, then it may be necessary to:

•	Withdraw our support for the common stock

•	Communicate with the entire board

•	Reflect our positions in our proxy vote opportunities, or

•	Contact other shareholders regarding our concerns.

•	When we initiate a formal communication to the board it will include the following:

•	A statement of our belief in the importance of good corporate governance

•	A listing of areas of deficient governance we believe to exist at the company

•	A statement that the maintenance of our continued corporate support will be predicated on addressing any deficiencies, and

•	A request for a response as to what actions the board feels is necessary to address our concerns.

E. CONTACTING THE MEDIA

It is our policy not to make comments to the media on any issues relating to proxy issues of any individual company. Tasked with managing the assets of clients, we are honor-bound to work in their best interests.

Requests from the media for general information relating to this Policy, comments on Corporate Governance issues relating to a specific security or general, non-specific issues related to Corporate Governance, must be directed to the Regional/Global CIO and the Regional Head of Legal & Compliance or the Business Group General Counsel.

The Regional/Global CIO and the Head of Legal & Compliance or the Business Group General Counsel will determine if there is to be an exception to this policy.

All communication with the media must be coordinated with the Communications Group in accordance with appropriate media policy.

F. RECORDKEEPING

UBS Global Asset Management will maintain records of proxies voted. Such records include copies of:

•	Our policies and procedures;

•	Proxy statements received;

•	Votes cast per client;

•	Number of shares voted;

•	Communications received and internal documents created that were material to the voting decision;

•	A list of all proxies where it was determined a conflict existed and any written rationale created or approved by the Local Corporate Governance Committee supporting its voting decision; and

•	Client requests for proxy voting records and our Policy, as well as our response.

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GOLDMAN SACHS ASSET MANAGEMENT, L.P.

PROXY VOTING SUMMARY

PROXY VOTING

The Trust, on behalf of the Funds, has delegated the voting of portfolio securities to the Investment Adviser. The Investment Adviser has adopted policies and procedures (the “Policy”) for the voting of proxies on behalf of client accounts for which the Investment Adviser has voting discretion, including the Funds. Under the Policy, the Investment Adviser’s guiding principles in performing proxy voting are to make decisions that: (i) favor proposals that tend to maximize a company’s shareholder value; and (ii) are not influenced by conflicts of interest. These principles reflect the Investment Adviser’s belief that sound corporate governance will create a framework within which a company can be managed in the interests of its shareholders.

The principles and positions reflected in the Policy are designed to guide the Investment Adviser in voting proxies, and not necessarily in making investment decisions. Senior management of the Investment Adviser will periodically review the Policy to ensure that it continues to be consistent with the Investment Adviser’s guiding principles.

Public Equity Investments. To implement these guiding principles for investments in publicly-traded equities, the Investment Adviser follows proxy voting guidelines (the “Guidelines”) developed by Institutional Shareholder Services (“ISS”), except in certain circumstances, which are generally described below. The Guidelines embody the positions and factors the Investment Adviser generally considers important in casting proxy votes. They address a wide variety of individual topics, including, among others, shareholder voting rights, anti-takeover defenses, board structures, the election of directors, executive and director compensation, reorganizations, mergers, and various shareholder proposals.

ISS has been retained to review proxy proposals and make voting recommendations in accordance with the Guidelines. While it is the Investment Adviser’s policy generally to follow the Guidelines and recommendations from ISS, the Investment Adviser’s portfolio management teams (“Portfolio Management Teams”) retain the authority on any particular proxy vote to vote differently from the Guidelines or a related ISS recommendation, in keeping with their different investment philosophies and processes. Such decisions, however, remain subject to a review and approval process, including a determination that the decision is not influenced by any conflict of interest. In forming their views on particular matters, the Portfolio Management Teams are also permitted to consider applicable regional rules and practices, including codes of conduct and other guides, regarding proxy voting, in addition to the Guidelines and recommendations from ISS.

In addition to assisting the Investment Adviser in developing substantive proxy voting positions, ISS also updates and revises the Guidelines on a periodic basis, and the revisions are reviewed by the Investment Adviser to determine whether they are consistent with the Investment Adviser’s guiding principles. ISS also assists the Investment Adviser in the proxy voting process by providing operational, recordkeeping and reporting services.

The Investment Adviser is responsible for reviewing its relationship with ISS and for evaluating the quality and effectiveness of the various services provided by ISS. The Investment Adviser may hire other service providers to replace or supplement ISS with respect to any of the services the Investment Adviser currently receives from ISS.

The Investment Adviser has implemented procedures that are intended to prevent conflicts of interest from influencing proxy voting decisions. These procedures include the Investment Adviser’s use of ISS as an independent third party, a review and approval process for individual decisions that do not follow ISS’s recommendations, and the establishment of information barriers between the Investment Adviser and other businesses within The Goldman Sachs Group, Inc.

Fixed Income and Private Investments. Voting decisions with respect to fixed income securities and the securities of privately held issuers generally will be made by a Fund’s managers based on their assessment of the particular transactions or other matters at issue.

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OPUS INVESTMENT MANAGEMENT, INC.

PROXY VOTING POLICIES AND PROCEDURES

RESPONSIBILITY TO VOTE PROXIES

Opus Investment Management, Inc (“Opus”) recognizes and adheres to the principle that one of the privileges of owning stock in a company is the right to vote in the election of the company’s directors and on matters affecting certain important aspects of the company’s structure and operations that are submitted to shareholder vote. As an investment adviser with a fiduciary responsibility to its clients, Opus analyzes the proxy statements of issuers whose stock is owned by the investment management clients that have delegated to Opus the authority to vote proxies for shares in the client accounts Opus manages.

Opus has adopted these Proxy Voting Policies and Procedures (“Policies and Procedures”) for the purpose of establishing formal policies and procedures for performing and documenting its fiduciary duty with regard to the voting of client proxies.

Fiduciary Considerations. It is the policy of Opus that decisions with respect to proxy issues will be made in light of the anticipated impact of the issue on the desirability of investing in the portfolio company from the viewpoint of the particular client. Proxies are voted solely in the interests of the client or, where employee benefit plan assets are involved, in the interests of plan participants and beneficiaries. Our intent has always been to vote proxies, where possible to do so, in a manner consistent with our fiduciary obligations and responsibilities. Practicalities involved with international investing may make it impossible at times, and at other times disadvantageous, to vote proxies in every instance.

Consideration Given To Management Recommendations. One of the primary factors Opus considers when determining the desirability of investing in a particular company is the quality and depth of its management. The Policies and Procedures were developed with the recognition that a company’s management is entrusted with the day-to-day operations of the company, as well as its long-term direction and strategic planning, subject to the oversight of the company’s board of directors. Accordingly, Opus believes that the recommendation of management on most issues should be given weight in determining how proxy issues should be voted. However, the position of the company’s management will not be supported in any situation where it is found to be not in the best interests of the client, and the portfolio manager may always elect to vote contrary to management when he or she believes a particular proxy proposal may adversely affect the investment merits of owning stock in a portfolio company.

ADMINISTRATION OF POLICIES AND PROCEDURES

Proxy Committee. Opus’s Proxy Committee (“Proxy Committee”) is responsible for establishing positions with respect to corporate governance and other proxy issues, including those involving social responsibility issues. The Proxy Committee also reviews questions and responds to inquiries from clients pertaining to proxy issues of corporate responsibility.

Proxy Administrator. The Proxy Administrator (“Proxy Administrator”) is responsible for administering the proxy voting process as set forth in the Policies and Procedures and for ensuring that all meeting notices are reviewed and important proxy matters are communicated to the portfolio managers for consideration.

HOW PROXIES ARE REVIEWED, PROCESSED AND VOTED

In order to facilitate the proxy voting process, Opus has retained Institutional Shareholder Services (“ISS”) as an expert in the proxy voting and corporate governance area. ISS specializes in providing a variety of fiduciary-level proxy advisory and voting services. These services include in-depth research, analysis, and voting recommendations as well as vote execution, reporting, auditing and consulting assistance for the handling of proxy voting responsibility and corporate governance-related efforts. While the Proxy Committee relies upon ISS research in establishing Opus’s proxy voting guidelines, and many of our guidelines are consistent with ISS positions, Opus may deviate from ISS recommendations on general policy issues or specific proxy proposals.

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Meeting Notification

Opus utilizes ISS’ voting agent services to notify us of upcoming shareholder meetings for portfolio companies held in client accounts and to transmit votes to the various custodian banks of our clients. ISS tracks and reconciles Opus holdings against incoming proxy ballots. If ballots do not arrive on time, ISS procures them from the appropriate custodian or proxy distribution agent. Meeting and record date information is updated daily, and transmitted to Opus through ProxyMaster.com, an ISS web-based application. ISS is also responsible for maintaining copies of all proxy statements received by issuers and to promptly provide such materials to Opus upon request.

Vote Determination

ISS provides comprehensive summaries of proxy proposals (including social responsibility issues), publications discussing key proxy voting issues, and specific vote recommendations regarding portfolio company proxies to assist in the proxy research process. Upon request, portfolio managers may receive any or all of the above-mentioned research materials to assist in the vote determination process. The final authority and responsibility for proxy voting decisions remains with Opus. Decisions with respect to proxy matters are made primarily in light of the anticipated impact of the issue on the desirability of investing in the company from the viewpoint of our clients.

Portfolio managers may decide to vote their proxies consistent with Opus’s policies as set by the Proxy Committee and instruct our Proxy Administrator to vote all proxies accordingly. In such cases, he or she may request to review the vote recommendations and sign-off on all the proxies before the votes are cast, or may choose only to sign-off on those votes cast against management. The portfolio managers are also given the option of reviewing and determining the votes on all proxies without utilizing the vote guidelines of the Proxy Committee. In all cases, the portfolio managers may elect to receive a report summarizing all proxy votes in his or her client accounts. Portfolio managers who vote their proxies inconsistent with Opus guidelines are required to document the rationale for their vote. The Proxy Administrator is responsible for maintaining this documentation and assuring that it adequately reflects the basis for any vote which is cast in opposition to Opus policy.

Opus Voting Policies

Specific voting guidelines have been adopted by the Proxy Committee for routine anti-takeover, executive compensation and corporate governance proposals, as well as other common shareholder proposals, and are available to clients upon request. The following is a summary of the significant Opus policies:

Election of Directors – Opus generally supports slates with a majority of independent directors and nominating committees chaired by an independent board member. We withhold votes for inside directors serving on compensation and audit committees and for directors who miss more than one-fourth of the scheduled board meetings. We vote against management efforts to stagger board member terms because a staggered board may act as a deterrent to takeover proposals.

•	Anti-takeover and Corporate Governance Issues – Opus generally opposes anti-takeover measures since they adversely impact shareholder rights. Also, Opus will consider the dilutive impact to shareholders and the effect on shareholder rights when voting on corporate governance proposals.

Executive Compensation Issues – Opus’s goal is to assure that a company’s equity-based compensation plan is aligned with shareholders’ long-term interests. While we evaluate most plans on a case-by-case basis, Opus generally opposes compensation packages that provide what we view as excessive awards to a few senior executives or that contain excessively dilutive stock option grants based on a number of criteria such as the costs associated with the plan, plan features, dilution to shareholders and comparability to plans in the company’s peer group. We generally oppose efforts to reprice options in the event of a decline in value of the underlying stock.

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Social and Corporate Responsibility Issues – Vote determinations for corporate responsibility issues are made by the Proxy Committee using ISS voting recommendations. Opus generally votes with a company’s

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management on the following social issues unless the issue has substantial economic implications for the company’s business and operations which have not been adequately addressed by management:

•	Corporate environmental practices;

•	Board diversity;

•	Employment practices and employment opportunity;

•	Military, nuclear power and related energy issues;

•	Tobacco, alcohol, infant formula and safety in advertising practices;

•	Economic conversion and diversification;

•	International labor practices and operating policies;

•	Genetically-modified foods;

•	Animal rights; and

•	Political contributions/activities and charitable contributions.

Global Portfolio Companies – ISS applies a two-tier approach to determining and applying global proxy voting policies. The first tier establishes baseline policy guidelines for the most fundamental issues, which span the corporate governance spectrum without regard to a company’s domicile. The second tier takes into account various idiosyncrasies of different countries, making allowances for standard market practices, as long as they do not violate the fundamental goals of good corporate governance. The goal is to enhance shareholder value through effective use of shareholder franchise, recognizing that application of policies developed for U.S. corporate governance issues are not necessarily appropriate for foreign markets. The Proxy Committee has reviewed ISS’ general global policies and has developed international proxy voting guidelines which in most instances are consistent with ISS recommendations.

Votes Against Company Management – Where ISS recommends a vote against management on any particular proxy issue, the Proxy Administrator ensures that the portfolio manager reviews such recommendations before a vote is cast. If a research analyst or portfolio manager believes that management’s view on a particular proxy proposal may adversely affect the investment merits of owning stock in a particular company, he/she may elect to vote contrary to management.

Index and Passively Managed Accounts – Proxy voting for index and other passively-managed portfolios is administered by the Proxy Administrator using ISS voting recommendations when their recommendations are consistent with Opus’s policies as set by the Proxy Committee. If a portfolio company is held in both an actively managed account and an index account, the index account will default to the vote as determined by the actively managed proxy voting process.

Divided Votes – In the unusual situation where a decision is made which is contrary to the policies established by the Proxy Committee, or differs from the vote for any other client, the Proxy Administrator advises the portfolio managers involved of the divided vote. The persons representing opposing views may wish to confer to discuss their positions. Opposing votes will be cast only if it is determined to be prudent to do so in light of each client’s investment program and objectives. In such instances, it is the normal practice for the portfolio manager to document the reasons for the vote if it is against Opus policy. The Proxy Administrator is responsible for assuring that adequate documentation is maintained to reflect the basis for any vote which is cast in opposition to Opus policy.

Shareblocking – Shareblocking is the practice in certain foreign countries of “freezing” shares for trading purposes in order to vote proxies relating to those shares. In markets where shareblocking applies, the custodian or sub-custodian automatically freezes shares prior to a shareholder meeting once a proxy has been voted. Shareblocking typically takes place between one and fifteen (15) days before the shareholder meeting, depending on the market. In markets where shareblocking applies, there is a potential for a pending trade to fail if trade settlement takes place during the blocking period. Depending upon market practice and regulations, shares can sometimes be unblocked, allowing the trade to settle but negating the proxy vote. Opus’s policy is generally to vote all shares in shareblocking countries unless, in its experience, trade settlement would be unduly restricted.

Securities on Loan – Our clients may participate in securities lending programs to generate income. Generally, the voting rights pass with the securities on loan; however, lending agreements give the lender the right

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to terminate the loan and pull back the loaned shares provided sufficient notice is given to the custodian bank in advance of the voting deadline. Opus’s policy is generally not to vote securities on loan unless the portfolio manager has knowledge of a material voting event that could affect the value of the loaned securities. In this event, the portfolio manager has the discretion to instruct the Proxy Administrator to pull back the loaned securities in order to cast a vote at an upcoming shareholder meeting.

Vote Execution and Monitoring of Voting Process

Once the vote has been determined, the Proxy Administrator enters votes electronically into ISS’s ProxyMaster system. ISS then transmits the votes to the proxy agents or custodian banks and sends electronic confirmation to Opus indicating that the votes were successfully transmitted.

On a daily basis, the Proxy Administrator queries the ProxyMaster system to determine newly announced meetings and meetings not yet voted. When the date of the stockholders’ meeting is approaching, the Proxy Administrator contacts the applicable portfolio manager if the vote for a particular client has not yet been recorded in the computer system.

Should a portfolio manager wish to change a vote already submitted, the portfolio manager may do so up until the deadline for vote submission, which varies depending on the company’s domicile.

Monitoring and Resolving Conflicts of Interest

The Proxy Committee is also responsible for monitoring and resolving possible material conflicts between the interests of Opus and those of its clients with respect to proxy voting.

Application of the Opus guidelines to vote clients proxies should in most instances adequately address any possible conflicts of interest since our voting guidelines are pre-determined by the Proxy Committee using recommendations from ISS, an independent third party. However, for proxy votes inconsistent with Opus guidelines, the Proxy Administrator and the Proxy Committee review all such proxy votes in order to determine whether the portfolio manager’s voting rationale appears reasonable. The Proxy Committee also assesses whether any business or other relationships between Opus and a portfolio company could have influenced an inconsistent vote on that company’s proxy. Issues raising possible conflicts of interest are referred by the Proxy Administrator to designated members of the Proxy Committee for immediate resolution.

REPORTING AND RECORD RETENTION

Vote Summary Reports will be generated for each client that requests Opus to furnish proxy voting records. The report specifies the portfolio companies, meeting dates, proxy proposals, and votes which have been cast for the client during the period and the position taken with respect to each issue. Reports normally cover quarterly or annual periods. All client requests for proxy information will be recorded and fulfilled by the Proxy Administrator.

Opus retains proxy solicitation materials, memoranda regarding votes cast in opposition to the position of a company’s management, and documentation on shares voted differently. In addition, any document which is material to a proxy voting decision such as the Opus voting guidelines, Proxy Committee meeting materials, and other internal research relating to voting decisions will be kept. Proxy statements received from issuers (other than those which are available on the SEC’s EDGAR database) are kept by ISS in its capacity as voting agent and are available upon request. All proxy voting materials and supporting documentation are retained for six years.

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OPUS VOTING – PROCESS AND POLICIES

Opus Investment Management, Inc. recognizes and adheres to the principle that one of the privileges of owning stock in a company is the right to vote on issues submitted to shareholder vote—such as election of directors and important matters affecting a company’s structure and operations. As an investment adviser with a fiduciary responsibility to its clients, Opus analyzes the proxy statements of issuers whose stock is owned by the investment management clients that have delegated to Opus the authority to vote proxies for shares in the client accounts Opus manages.

Proxy Administration

The Opus Proxy Committee develops our firm’s positions on all major corporate issues, creates guidelines, and oversees the voting process. The Proxy Committee, composed of portfolio managers, research analysts and investment operations managers, analyzes proxy policies based on whether they would adversely affect shareholders’ interests and make a company less attractive to own. In evaluating proxy policies each year, the Proxy Committee relies upon our own fundamental research, independent research provided by third parties, and information presented by company managements and shareholder groups.

Once the Proxy Committee establishes its recommendations, they are distributed to the firm’s portfolio managers as voting guidelines. Ultimately, the portfolio manager votes on the proxy proposals of companies in his or her portfolio. When portfolio managers cast votes that are counter to the Proxy Committee’s guidelines, they are required to document their reasons i writing to the Proxy Committee. Annually, the Proxy Committee reviews Opus’ proxy voting process, policies, and voting records.

Opus has retained Institutional Shareholder Services, an expert in the proxy voting and corporate governance area, to provide proxy advisory and voting services. These services include in-depth research, analysis, and voting recommendations as well as vote execution, reporting, auditing and consulting assistance for the handling of proxy voting responsibility and corporate governance-related efforts. While the Proxy Committee relies upon ISS research in establishing Opus’ voting guidelines—many of which are consistent with ISS positions—Opus may deviate from ISS recommendations on general policy issues or specific proxy proposals.

Fiduciary Considerations

Opus’ decisions with respect to proxy issues are made in light of the anticipated impact of the issue on the desirability of investing in the portfolio company. Proxies are voted solely in the interests of the client or, where employee benefit plan assets are involved, in the interests of plan participants and beneficiaries. Practicalities involved with international investing may make it impossible at times, and at other times disadvantageous, to vote proxies in every instance.

Consideration Given Management Recommendations

When determining whether to invest in a particular company, one of the key factors Opus considers is the quality and depth of its management. As a result, Opus believes that recommendations of management on most issues should be given weight in determining how proxy issues should be voted.

Opus Voting Policies

Specific voting guidelines have been established by the Proxy Committee for recurring issues that appear on proxies, which are available to clients upon request. The following is a summary of the more significant Opus policies:

Election of Directors

Opus generally supports slates with a majority of independent directors and nominating committees chaired by an independent board member. We withhold votes for inside directors serving on compensation and audit committees and for directors who miss more than one-fourth of the scheduled board meetings.

Executive Compensation

Our goal is to assure that a company’s equity-based compensation plan is aligned with shareholders’ long-term interests. While we evaluate most plans on a case-by-case basis, Opus generally opposes compensation packages that provide what we view as excessive awards to a few senior executives or that contain excessively dilutive stock option plans. We base our review on criteria such as the costs associated with the plan, plan features, dilution to shareholders and comparability to plans in the company’s peer group. We generally oppose plans that give a company the ability to reprice options.

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Anti-takeover and Corporate Governance Issues

Opus generally opposes anti-takeover measures and other proposals designed to limit the ability of shareholders to act on possible transactions. When voting on corporate governance proposals, we will consider the dilutive impact to shareholders and the effect on shareholder rights.

Social and Corporate Responsibility Issues

Opus generally votes with a company’s management on social issues unless they have substantial economic implications for the company’s business and operations that have not been adequately addressed by management.

Monitoring and Resolving Conflicts of Interest

The Proxy Committee is also responsible for monitoring and resolving possible material conflicts between the interests of Opus and those of its clients with respect to proxy voting. Since our voting guidelines are pre-determined by the Proxy Committee using recommendations from ISS, an independent third party, application of the Opus guidelines to vote clients’ proxies should in most instances adequately address any possible conflicts of interest. However, for proxy votes inconsistent with Opus guidelines, the Proxy Committee reviews all such proxy votes in order to determine whether the portfolio manager’s voting rationale appears reasonable. The Proxy Committee also assesses whether any business or other relationships between Opus and a portfolio company could have influenced an inconsistent vote on that company’s proxy. Issues raising possible conflicts of interest are referred to designated members of the Proxy Committee for immediate resolution.

Reporting

Vote Summary Reports are generated for each client that requests Opus to furnish proxy voting records. The report specifies the portfolio companies, meeting dates, proxy proposals, votes cast for the client during the period, and the position taken with respect to each issue. Reports normally cover quarterly or annual periods. If you wish to receive a copy of your account’s voting record, please contact your Opus Client Relationship Manager.

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PART C. OTHER INFORMATION

Item 23.	Exhibits

Exhibit 1	Agreement and Declaration of Trust, dated October 11, 1984, as amended May 12, 1992 was filed previously in Post-effective Amendment No. 36 on April 15, 1998 and is incorporated herein by reference.

Exhibit 2	Bylaws as amended May 10, 1999 were filed previously in Post-effective Amendment No. 39 on February 28, 2000 and are incorporated herein by reference.

Exhibit 3	None

Exhibit 4(a)	Management Agreement between Registrant and Allmerica Financial Investment Management Services, Inc. (the “Manager”) dated April 16, 1998 (compensation schedule amended as of October 1, 2000) was filed previously in Post-Effective Amendment No. 41 on April 11, 2001 and is incorporated herein by reference.

Exhibit 4(b)	Sub-Adviser Agreement between the Manager and T. Rowe Price Associates, Inc. with respect to the Select Capital Appreciation Fund dated April 16, 1998 was filed previously in Post-effective Amendment No. 37 on February 25, 1999 and is incorporated herein by reference.

Exhibit 4(c)	Sub-Adviser Agreement between the Manager and Cramer Rosenthal McGlynn, LLC dated April 16, 1998 with respect to the Select Value Opportunity Fund was filed previously in Post-effective Amendment No. 37 on February 25, 1999 and is incorporated herein by reference.

Exhibit 4(d)	Sub-Adviser Agreement between the Manager and Bank of Ireland Asset Management (U.S.) Limited with respect to the Select International Equity Fund dated April 16, 1998 was filed previously in Post-effective Amendment No. 37 on February 25, 1999 and is incorporated herein by reference.

Exhibit 4(e)	Form of Sub-Adviser Agreement between the Manager and GE Asset Management Incorporated with respect to the Select Growth Fund dated April 30, 2004 is filed herein.

Exhibit 4(f)	Sub-Adviser Agreement between the Manager and Jennison Associates LLC with respect to the Select Growth Fund dated August 5, 2003 is filed herein.

Exhibit 4(g)	Sub-Adviser Agreement between the Manager and UBS Global Asset Management (Americas), Inc. with respect to the Core Equity Fund dated June 1, 2003 is filed herein.

Exhibit 4(h)	Sub-Adviser Agreement between the Manager and Goldman Sachs Asset Management, L.P. with respect to the Core Equity Fund dated August 5, 2003 is filed herein.

Exhibit 4(i)	Sub-Adviser Agreement between the Manager and Allmerica Asset Management, Inc. (name changed to Opus Investment Management, Inc.) with respect to the Equity Index Fund, Select Investment Grade Income Fund, Government Bond Fund and Money Market Fund dated April 16, 1998 was filed previously in Post-effective Amendment No. 37 on February 25, 1999 and is incorporated herein by reference.

Exhibit 5	Distribution Agreement with Allmerica Investments, Inc. (name changed to VeraVest Investments, Inc.) dated February 25, 1998 was filed previously in Post-effective Amendment No. 36 on April 15, 1998 and is incorporated herein by reference.

Exhibit 6	None

Exhibit 7	Custodian Agreement with Investors Bank & Trust Company, as amended July 1, 2000 was filed previously in Post-effective Amendment No. 43 on March 29, 2002 and is incorporated herein by reference.

Exhibit 8	Administration Services Agreement between Manager, Registrant and Investors Bank & Trust Company, amended July 1, 2000 was filed in Post-effective Amendment No. 43 on March 29, 2002 and is incorporated herein by reference.

Exhibit 8(a)	Securities Lending Agency Agreement with Investors Bank & Trust Company (Schedule II amended as of February 23, 2001) was filed previously in Post-Effective Amendment No. 41 on April 11, 2001 and is incorporated herein by reference.

Exhibit 9	Opinion and consent of counsel is filed herein.

Exhibit 10	Consent of PricewaterhouseCoopers LLP is filed herein.

Exhibit 11	None

Exhibit 12	Participation Agreement among Registrant, the Manager and First Allmerica Financial Life Insurance Company dated March 22, 2000 (Schedule A and B amended as of May 1, 2003) is filed herein.

Exhibit 12(a)	Participation Agreement among Registrant, the Manager and Allmerica Financial Life Insurance and Annuity Company dated March 22, 2000 (Schedule A and B amended as of May 1, 2003) is filed herein.

Exhibit 13	Plan of Distribution and Service under Rule 12b-1 was filed in Post-Effective Amendment No. 43 on March 29, 2002 and is incorporated herein by reference.

Exhibit 14	None

Exhibit 15	None

Exhibit 16	Code of Ethics of Allmerica Investment Trust was filed in Post-Effective Amendment No. 44 on February 26, 2003 and is incorporated herein by reference.

Exhibit 16(a)	Code of Ethics of Jennison Associates LLC was filed in Post-effective Amendment No. 43 on March 29, 2002 and is incorporated herein by reference.

Exhibit 16(b)	Code of Ethics of T. Rowe Price Associates, Inc. was filed previously in Post-effective Amendment No. 40 on April 4, 2000 and is incorporated herein by reference.

Exhibit 16(c)	Code of Ethics of Cramer Rosenthal McGlynn, LLC is filed herein.

Exhibit 16(d)	Code of Ethics of UBS Global Asset Management (Americas), Inc. was filed in Post-effective Amendment No. 44 on February 26, 2003 and is incorporated herein by reference.

Exhibit 16(e)	Code of Ethics of Goldman Sachs Asset Management, L.P., is filed herein.

Exhibit 16(f)	Code of Ethics of Allmerica Financial Investment Management Services, Inc. was filed previously in Post-Effective Amendment No. 41 on April 11, 2001 and is incorporated by reference.

Exhibit 16(g)	Code of Ethics of Bank of Ireland Asset Management (U.S.) Limited was filed in Post-effective Amendment No. 43 on March 29, 2002 and is incorporated herein by reference.

Exhibit 16(h)	Code of Ethics of GE Asset Management Incorporated is filed herein.

Exhibit 16(i)	Code of Ethics of Allmerica Asset Management, Inc. (now Opus Investment Management, Inc.) was filed previously in Post-Effective Amendment No. 41 on April 11, 2001 and is incorporated by reference.

Exhibit 17	Power of Attorney is filed herein.

Item 24.	Persons Under Common Control with Registrant

Registrant was organized by State Mutual Life Assurance Company of America, now known as First Allmerica Financial Life Insurance Company (“First Allmerica”), a Massachusetts corporation, primarily for the purpose of providing a vehicle for the investment of assets received by various separate investment accounts (“Separate Accounts”) established by First Allmerica and life insurance company affiliates of First Allmerica including Allmerica Financial Life Insurance and Annuity Company (“Allmerica Financial Life”). The assets in such Separate Accounts are, under state law, assets of the life insurance companies which have established such accounts. Thus at any time First Allmerica and its life insurance company affiliates will own such of Registrant’s outstanding shares as are purchased with Separate Account assets; however, where required to do so, First Allmerica and its life insurance company affiliates will vote such shares only in accordance with instructions received from owners of the contracts pursuant to which sums are placed in such Separate Accounts.

Item 25.	Indemnification

Article VIII of Registrant’s Agreement and Declaration Trust, entitled “Indemnification,” was filed previously in Post-effective Amendment No. 36 on April 15, 1998 and is incorporated herein by reference.

Article III, Section 12 of the Bylaws of First Allmerica was filed previously in Post-effective Amendment No. 39 on February 28, 2000 and is incorporated herein by reference.

Item 26.	Business and Other Connections of Investment Manager and Sub-Advisers

The following Schedule Ds of Form ADV are incorporated by reference: Jennison Associates LLC, File No. 801-5608; Opus Investment Management, Inc. File No. 801-44189; Allmerica Financial Investment Management Services, Inc., File No. 801-55463; UBS Global Asset Management (Americas) Inc., File No. 801-34910; Goldman Sachs Asset Management, L.P. File No. 801-16048; Bank of Ireland Asset Management (U.S.) Limited, File No. 801-29606; T. Rowe Price Associates, Inc., File No. 801-856; GE Asset Management Incorporated, File No. 801-31947 ; Cramer Rosenthal McGlynn, LLC, File No. 801-55244.

Item 27.	Principal Underwriters

(a) VeraVest Investments, Inc., the Distributor, acts as principal underwriter for VeraVest Trust, another registered investment company.

(b) The following information is provided with respect to the directors and officers of VeraVest Investments, Inc., the Distributor:

Name and Principal Business Address	Positions and Offices with Distributor	Positions and Offices with Registrant
J. Kendall Huber Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Director	N/A

Richard M. LaVista Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Director, Vice President	N/A

Emil J. Aberizk Jr. Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

James B. Adelman Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Secretary, Group Counsel Vice President	N/A

Name and Principal Business Address	Positions and Offices with Distributor	Positions and Offices with Registrant

Philip G. Alston Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Abigail M. Armstrong Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Secretary	N/A

Michael J. Brodeur Allmerica Financial 440 Lincoln Street Worcester, MA 01653	President	N/A

Charles F. Cronin Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Group Counsel, Secretary/Clerk Vice President	N/A

Claudia J. Eckels Allmerica Financial 440 Lincoln Street	Vice President	N/A

Carolyn Forbes Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Franklin D. Figueiredo Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Philip L. Gazzo Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Chief Executive Officer	N/A

John J. Joyce, Jr. Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President, Counsel	N/A

Paul T. Kane Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	Assistant Vice President and Treasurer (Principal Accounting and Principal Financial Officer)

Patricia W. Kelley Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

Name and Principal Business Address	Positions and Offices with Distributor	Positions and Offices with Registrant
Kerry A. Lawler Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Van G. Leichter Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Senior Vice President	N/A

Deborah S. Lewis Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

Thomas J. Liro Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

Michael D. Lorion Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Treasurer	N/A

Joseph W. MacDougall Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Jr. Assistant Secretary	Assistant Secretary

Barbara Maietta Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

Mark C. McGivney Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Treasurer	N/A

William F. Monroe, Jr. Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President Chief Compliance Officer	N/A

Jesse H. Nadelman Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

Patricia A. Norton-Gatto Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Treasurer	N/A

Name and Principal Business Address	Positions and Offices with Distributor	Positions and Offices with Registrant
K. David Nunley Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President	N/A

Edward J. Parry III Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Treasurer	N/A

Nancy R. Piekarczyk Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Jeffrey A. Rano Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Vice President Chief Financial Officer	N/A

Paula J. Testa Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Jodi L. Thompson Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

Christopher Wilkins Allmerica Financial 440 Lincoln Street Worcester, MA 01653	Assistant Vice President	N/A

(c) Not Applicable.

Item 28.	Location of Accounts and Records

Each account, book, or other document required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940, as amended and Rules 31a-1 to 31a-3 thereunder are maintained by Registrant at 440 Lincoln Street, Worcester, Massachusetts 01653 or on behalf of the Registrant by Investors Bank & Trust Company, 200 Clarendon Street, 16th Floor, Boston, MA 02116.

Item 29.	Management Services

Not applicable

Item 30.	Undertakings

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, Allmerica Investment Trust has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Worcester and Commonwealth of Massachusetts on the 26th day of February, 2004.

ALLMERICA INVESTMENT TRUST

By:	/s/ JOHN P. KAVANAUGH

John P. Kavanaugh, President and Chairman of the Board

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ JOHN P. KAVANAUGH John P. Kavanaugh	President, Chairman of the Board and Trustee	February 26, 2004

/s/ PAUL T. KANE Paul T. Kane	Treasurer (Principal Accounting Officer, Principal Financial Officer)	February 26, 2004

/s/ P. KEVIN CONDRON P. Kevin Condron	Trustee	February 26, 2004

/s/ JOCELYN S. DAVIS Jocelyn S. Davis	Trustee	February 26, 2004

/s/ CYNTHIA A. HARGADON Cynthia A. Hargadon	Trustee	February 26, 2004

/s/ T. BRITTON HARRIS, IV T. Britton Harris, IV	Trustee	February 26, 2004

/s/ GORDON HOLMES Gordon Holmes	Trustee	February 26, 2004

/s/ ATTIAT F. OTT Attiat F. Ott	Trustee	February 26, 2004

/s/ EDWARD J. PARRY, III Edward J. Parry, III	Trustee	February 26, 2004

/s/ RANNE P. WARNER Ranne P. Warner	Trustee	February 26, 2004

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EXHIBIT INDEX

Number	Description

Exhibit 4(e)	Form of Sub-Adviser Agreement between Manager and GE Asset Management Incorporated with respect to the Select Growth Fund dated April 30, 2004.

Exhibit 4(f)	Sub-Adviser Agreement between the Manager and Jennison Associates LLC with respect to the Select Growth Fund dated August 5, 2003.

Exhibit 4(g)	Sub-Adviser Agreement between the Manager and UBS Global Asset Management (Americas) Inc. with respect to the Core Equity Fund dated June 1, 2003.

Exhibit 4(h)	Sub-Adviser Agreement between the Manager and Goldman Sachs Asset Management, L.P. with respect to the Core Equity Fund dated August 5, 2003.

Exhibit 9	Opinion and consent of counsel.

Exhibit 10	Consent of Independent Accountants

Exhibit 12	Participation Agreement among Registrant, the Manager and First Allmerica Financial Life Insurance Company dated March 22, 2000 (Schedule A and B amended as of May 1, 2003).

Exhibit 12(a)	Participation Agreement among Registrant, the Manager and Allmerica Financial Life Insurance and Annuity Company dated March 22, 2000 (Schedule A and B amended as of May 1, 2003).

Exhibit 16(c)	Code of Ethics of Cramer Rosenthal McGlynn, LLC

Exhibit 16(e)	Code of Ethics of Goldman Sachs Asset Management, L.P.

Exhibit 16(h)	Code of Ethics of GE Asset Management Incorporated

Exhibit 17	Power of Attorney